BIGGER. BETTER. STRONGER.

SINCLAIR BROADCAST GROUP 2011 ANNUAL REPORT



ALBANY-SCHENECTADY, NY
ASHEVILLE, NC / GREENVILLE-SPARTANBURG, SC
AUSTIN, TX
BALTIMORE, MD
BEAUMONT, TX
BIRMINGHAM, AL
BUFFALO, NY
CEDAR RAPIDS, IA
CHAMPAIGN-SPRINGFIELD, IL
CHARLESTON, SC
CHARLESTON, WV
CHATTANOOGA, TN
CINCINNATI, OH
COLUMBUS, OH
DAYTON, OH
DES MOINES, IA
FLINT, MI
KALAMAZOO, MI
GREENSBORO, NC / WINSTON SALEM, NC
LANSING, MI
LAS VEGAS, NV
LEXINGTON, KY
MADISON, WI
MEDFORD, OR
MILWAUKEE, WI
MINNEAPOLIS, MN
NASHVILLE, TN
NORFOLK, VA
OKLAHOMA CITY, OK
PADUCAH, KY / CAPE GIRARDEAU, MO
PENSACOLA, FL
PEORIA-BLOOMINGTON, IL
PITTSBURGH, PA
PORTLAND, ME
PROVIDENCE, RI / NEW BEDFORD, MA
RALEIGH-DURHAM, NC
RICHMOND, VA
ROCHESTER, NY
ST. LOUIS, MO
SALT LAKE CITY, UT
SAN ANTONIO, TX
SYRACUSE, NY
TALLAHASSEE, FL
TAMPA-ST. PETERSBURG, FL
WEST PALM BEACH, FL / FT. PIERCE, FL

ALARM FUNDING ASSOCIATES
BAY CREEK RESORT
KEYSER CAPITAL
RING OF HONOR WRESTLING
SINCLAIR INVESTMENTS GROUP
TRIANGLE SIGN & SERVICE

LETTER TO OUR SHAREHOLDERS

BIGGER. BETTER. STRONGER.

These are the words we use to describe Sinclair today; qualities that we believe separate us from the rest of the industry and reflect our positioning for future growth. We didn't get here overnight, though. We approached our business with focus and deliberation, acting aggressively when an opportunity presented itself, while doing our best to avoid high-risk, short term planning. This approach has worked well for us, as reflected in our 2011 results. The financial strength we have built in our balance sheet, our access to credit, and the strong performance by our core television business are allowing us to grow and diversify our television portfolio, to increase our competitive position within our local markets, and to continue to leverage our national platform.

When we entered 2011, it was with a balance sheet that reflected our lowest total net leverage in 15 years. This strength allowed us to re-enter the transactional market and acquire seven television stations from Four Points Media and enter into an agreement to purchase another eight stations from Freedom Communications, which we are currently operating while we await approval from the Federal Communications Commission. With these additions, we are now the largest independent owner and operator of television stations in the country. Our portfolio consists of 73 television stations in 45 markets, reaching over 26% of the U.S. television households, as well as broadcasting 82 sub-channels. Through their entertainment and strong local news franchises, these stations are making a difference in their markets, resonating with viewers, holding government accountable, helping those in need through community outreach programs, and providing local businesses a means to reach their customer base. For our shareholders, they represent highly-rated, well positioned, free cash flowing businesses that provide us with a greater level of diversification and an improved negotiating position with our trading partners.

As a result of the additional stations, we added seven CBS, three CW, two ABC, two MyNetworkTV and one Azteca affiliate, which diversified our portfolio of television stations on multiple fronts. While we are still the largest FOX and MyNetworkTV affiliate groups, we are now the second largest ABC and CW affiliate groups, and have a much more meaningful presence of CBS stations. Such diversification is important for several reasons. First, our revenue performance should become more stable since we will be less dependent on the success or failure of just one or two networks. Adding more stations affiliated with the traditional networks, such as CBS and ABC, which tend to offer more local news content, should bode well for us heading into the presidential election year when political-related advertising dollars pour into the markets.

With our size comes strength and efficiency. From the revenue side, we can help national advertisers reach a greater percentage of the country through a single buy with us, as opposed to buying across multiple broadcasters to get the same coverage. Likewise, on the expense side, we can help syndicators clear their programming more easily and help multi-channel video program distributors obtain programming they desire more efficiently by doing group deals with our stations. We expect the efficiencies created by our size and national footprint alone to result in better terms with our trading partners. While we intend to pursue these cash flow generating opportunities presented by the newly-acquired stations, we also plan to evaluate and integrate the most successful operating strategies employed by each group (Four Points, Freedom and the legacy Sinclair stations) to increase efficiencies, ratings and ultimately cash flow.

Speaking of which, 2011 was another stellar EBITDA[1] year for us. At a reported $269.5 million of EBITDA, this was an increase of 41.7% over 2009 and 10.9% over 2007, the last two non-political years. Net broadcast revenues were $648.0 million for 2011, down 1.2% from 2010 due to the non-political nature of the year, but up 2.9% versus 2010 on a core, same station basis when you exclude political. Core growth was driven in part by a 9.7% year-over-year increase in ad spending by the auto sector, our largest advertising category. Significantly, the category grew despite the sector suffering from the impact of two natural catastrophes that affected the supply of automobiles in the U.S. The first was the horrific earthquake and tsunami that devastated parts of Japan in March, followed by four months of monsoon rains and major flooding in Thailand. While both events disrupted the supply chain and ultimately the inventory of cars on dealer lots for part of the year, consumer demand remained firm. In fact, a January 2012 forecast by the National Automobile Dealers Association estimates that the sale of new cars will grow by 9.4% to 13.9 million units in 2012 in response to pent up consumer demand, availability of credit and increased dealer incentives, all of which we expect to drive auto advertising higher in 2012.

Also contributing to the core revenue growth was $6.2 million in incremental revenues in the first quarter of 2011 as a result of the Super Bowl airing on our 20 FOX affiliates versus our only two CBS affiliates in 2010. We also experienced our highest political advertising dollars in an off-cycle election year, garnering $8.3 million, a 19.7% increase over 2009 and a 67.1% increase over 2007's levels. We believe that 2012 will be another record-breaking year for political advertising on our stations, surpassing the $42.0 million we reported in 2010. Meanwhile, our advertisers continue to recognize and support the power of broadcast television and its effectiveness in branding and moving their product. We remain confident that we will continue to see growth from our efforts to broaden our reach through digital interactive strategies. From the more macro level, consumer confidence is beginning to improve, although the economy still has many difficult hurdles to face.

Our dedication to improving our cost structure and the dynamics of our television operations may best be seen in the transformation of our day-to-day programming needs and costs. We have been able to reduce our risk to new syndicated shows, resulting in significant decreases in our out-of-pocket cash payments, with a 24.4% or $21.7 million reduction in programming costs as compared to 2010. We also expanded our local news offering in 2011, adding 29 hours per week of news content. We expect these stations to benefit from a stronger local news presence, incremental political dollars, as well as lower overall programming expense. In the same vein of taking control of our content, we purchased the Ring of Honor Wrestling franchise, the third largest wrestling promotion in the country. Wrestling has always done well on broadcast television and early results reflect just that; ratings and financial performance have been better than even we expected. We are now looking at expanding our distribution nationally to other broadcasters and internationally through foreign syndication. In regards to our non-broadcast assets, which we believe have an approximate book value of $190 million, we continue to focus on opportunities to both build and monetize these investments at attractive returns. In 2011, we sold our equity investment in Lafayette Rehabilitation Hospital, generating a 21% annualized return or $1.9 million on our initial $1.2 million investment made in 2008.

As you know, free cash flow[2] is one of the most important financial metrics we measure ourselves by, as it is not only an indicator of how well we are running the operations, but how well we are managing our balance sheet. It represents what is available for shareholder returns, debt repayment and our ability to grow organically. In 2011, we generated $144.8 million of free cash flow; once again surpassing our industry peers. We returned $38.4 million to our shareholders in the form of a $0.12 per share quarterly cash dividend that yielded 4.86%, on average, paid down $6.0 million of debt, and made $58.5 million in deposits on the acquisitions. Even in this non-political year, our total net leverage remained fairly constant at 4.18x, representing one of the strongest balance sheets in the sector. Moreover, we expect minimal increases to leverage when factoring in the acquired stations' pro forma EBITDA and costs to acquire, reflecting our expectation to improve their financial performance. The markets reacted favorably and rewarded us in the form of lower financing costs and a higher stock price. In fact, in 2011, our stock price rose 38.5%, while our peer group declined 1.2% and the S&P 500 remained flat.

With our strong balance sheet, excess free cash flow and the ability to take on additional debt, we became the natural buyer of television assets, especially as private equity owners began looking to exit their holdings. We believe more opportunities, such as the Four Points and Freedom transactions, exist in the marketplace that will allow us to acquire quality stations, diversify and grow our free cash flow. With television EBITDA multiples below historic levels, we are in a prime position to acquire under-valued, accretive assets. We believe our ability to use our platform to enhance those returns, lower the multiple and generate even more free cash flow has separated us from the rest of the field.

As we look to the future, we believe that protecting our core assets and remaining competitive should be at the forefront for our industry's leaders, and it certainly is for me. While we have made many advances in mobile television, it is not enough. It is imperative that we remain relevant and create a level playing field to all other wireless and mobile providers. One way to achieve that result is for the industry to upgrade its broadcast transmission platform, which has increasingly become outdated. For an estimated less than $100 thousand capital investment per station, we can open ourselves up to a world of alternative business application opportunities; applications that much of the industrialized world already employs. Imagine if we could increase digital bit capacity and video compression efficiencies such that we would have six to eight times the video programming capacity than we have today. That combination of a reliable, robust mobile delivery of enormous video content is within reach and should be the technology that serves the increasingly mobile population outside of the traditional home environment. Our industry, the local television broadcaster, is one of the best positioned to take advantage of the golden opportunity to serve its community, the government and its shareholders. The door is open; the industry just needs to walk through it.

Bigger, Better, Stronger. This is the Company we have built. As I look forward, I see many growth opportunities available to us: economic recovery, retransmission pricing, spectrum enhancements, and accretive acquisitions, to name but a few opportunities that will allow us to grow and increase the value of your investment. We have worked hard to get here and to take our place as an industry leader, and we are dedicated to continuing our efforts to achieve these goals.

We thank you, our employees and our shareholders, for your continued support and look forward to our future successes.

Sincerely,



David D. Smith
Chairman, President and CEO

1 A reconciliation of EBITDA to net income can be found on our website: www.sbgi.net.

2 A reconciliation of free cash flow to net income can be found on our website: www.sbgi.net.

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TABLE OF CONTENTS

TELEVISION BROADCASTING

Markets and Stations

As of December 31, 2011, we owned and operated, provided programming services to, provided sales services to or had agreed to acquire the following television stations:

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Tampa/St. Petersburg, Florida	14	WTTA	Primary	LMA(e)	MNT	6 of 9	2/01/13
		WTTA	Second		TheCoolTV		
Minneapolis/St. Paul, Minnesota	15	WUCW	Primary	O&O	CW	7 of 7	4/01/14
		WUCW	Second		TheCoolTV		
		WUCW	Third		The Country Network		
St. Louis, Missouri	21	KDNL	Primary	O&O	ABC	4 of 7	2/01/14
		KDNL	Second		TheCoolTV		
		KDNL	Third		The Country Network		
Pittsburgh, Pennsylvania	23	WPGH	Primary	O&O	FOX	4 of 7	8/01/15
		WPMY	Primary	O&O	MNT	6 of 7	8/01/15
		WPGH	Second		The Country Network		
		WPMY	Second		TheCoolTV		
Raleigh/Durham, North Carolina	24	WLFL	Primary	O&O	CW	5 of 8	12/01/04 (f)(m)
		WRDC	Primary	O&O	MNT	6 of 8	12/01/04 (f)(m)
		WLFL	Second		The Country Network		
		WRDC	Second		TheCoolTV		
Baltimore, Maryland	27	WBFF	Primary	O&O	FOX	4 of 6	10/01/04 (f)(m)
		WNUV	Primary	LMA(g)	CW	5 of 6	10/01/12
		WBFF	Second		This TV		
		WBFF	Third		The Country Network		
		WNUV	Second		TheCoolTV		
Nashville, Tennessee	29	WZTV	Primary	O&O	FOX	4 of 8	8/01/13
		WUXP	Primary	O&O	MNT	5 of 8	8/01/13
		WNAB	Primary	OSA(h)	CW	6 of 8	8/01/13
		WUXP	Second		TheCoolTV		
		WNAB	Second		The Country Network		
Columbus, Ohio	32	WSYX	Primary	O&O	ABC	2 of 6	10/01/13
		WTTE	Primary	LMA(g)	FOX	4 of 6	10/01/05 (f)(m)
		WSYX	Second		This TV and MNT		
		WTTE	Second		TheCoolTV		
Salt Lake City/St. George, Utah	33	KUTV	Primary	LMA(n)	CBS	1 of 7	10/01/14
		KMYU	Primary	LMA(n)	This TV and MNT	7 of 7	10/01/14
		KUTV	Second		This TV and MNT		
		KMYU	Second		CBS(p)		
Milwaukee, Wisconsin	34	WCGV	Primary	O&O	MNT	5 of 8	12/01/05 (f)(m)
		WVTV	Primary	O&O	CW	7 of 8	12/01/13
		WCGV	Second		The Country Network		
Cincinnati, Ohio	35	WSTR	Primary	O&O	MNT	5 of 5	10/01/13
		WSTR	Second		TheCoolTV		
San Antonio, Texas	36	KABB	Primary	O&O	FOX	3 of 7	8/01/14
		KMYS	Primary	O&O	CW	5 of 7	8/01/14
		KABB	Second		The Country Network		
		KMYS	Second		TheCoolTV		
Asheville, North Carolina/ Greenville/Spartanburg/ Anderson, South Carolina	37	WLOS	Primary	O&O	ABC	2 of 7	12/01/04 (f)(m)
		WMYA	Primary	LMA(g)	MNT	5 of 7	12/01/04 (f)(m)
		WLOS	Second		MNT		
		WMYA	Second		TheCoolTV		
		WMYA	Third		The Country Network		
West Palm Beach/Fort Pierce, Florida	38	WPEC	Primary	LMA(o)	CBS	2 of 6	2/01/13
		WTVX	Primary	LMA(n)	CW	5 of 6	2/01/13
		WTCN	Primary	LMA(n)	MNT	6 of 6	2/01/13
		WWHB	Primary	LMA(n)	AZTECA	not available	2/01/13
		WPEC	Second		CBS(p)		
		WPEC	Third		Weather Radar		
		WTVX	Second		AZTECA(p)		
		WTVX	Third		MNT(p)		
		WTVX	Fourth		LATV		

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Birmingham, Alabama	39	WTTO	Primary	O&O	CW	5 of 8	4/01/05 (f)(m)
		WABM	Primary	O&O	MNT	6 of 8	4/01/13
		WDBB	Primary	LMA(g)	CW	5 of 8 (i)	4/01/13
		WTTO	Second		The Country Network		
		WABM	Second		TheCoolTV		
		WDBB	Second		The Country Network		
Las Vegas, Nevada	40	KVMY	Primary	O&O	MNT	5 of 7	10/01/14
		KVCW	Primary	O&O	CW	6 of 7	10/01/14
		KVMY	Second		Estella TV		
		KVCW	Second		This TV		
		KVCW	Third		The Country Network		
Grand Rapids/Kalamazoo, Michigan	42	WWMT	Primary	LMA(o)	CBS	1 of 7	10/01/13
		WWMT	Second		CW		
Norfolk, Virginia	43	WTVZ	Primary	O&O	MNT	6 of 7	10/01/12
		WTVZ	Second		TheCoolTV		
		WTVZ	Third		The Country Network		
Oklahoma City, Oklahoma	44	KOKH	Primary	O&O	FOX	4 of 8	6/01/14
		KOCB	Primary	O&O	CW	5 of 8	6/01/14
		KOKH	Second		The Country Network		
		KOCB	Second		TheCoolTV		
Greensboro/Winston-Salem/Highpoint, North Carolina	46	WXLV	Primary	O&O	ABC	4 of 7	12/01/04 (f)(m)
		WMYV	Primary	O&O	MNT	5 of 7	12/01/04 (f)(m)
		WXLV	Second		The Country Network		
		WMYV	Second		TheCoolTV		
Austin, Texas	47	KEYE	Primary	LMA(n)	CBS	2 of 7	8/01/14
		KEYE	Second		Telemundo		
Buffalo, New York	51	WUTV	Primary	O&O	FOX	4 of 7	6/01/15
		WNYO	Primary	O&O	MNT	6 of 7	6/01/15
		WUTV	Second		The Country Network		
		WNYO	Second		TheCoolTV		
Providence, Rhode Island/ New Bedford, Massachusetts	53	WLWC	Primary	LMA(n)	CW	5 of 5	4/01/15
		WLWC	Second		LATV		
Richmond, Virginia	57	WRLH	Primary	O&O	FOX	4 of 5	10/01/12
		WRLH	Second		This TV and MNT		
		WRLH	Third		TheCoolTV		
Albany, New York	58	WRGB	Primary	LMA(o)	CBS	1 of 6	6/01/15
		WCWN	Primary	LMA(o)	CW	5 of 6	6/01/15
		WRGB	Second		This TV		
		WCWN	Second		CBS(p)		
Mobile, Alabama/ Pensacola, Florida	60	WEAR	Primary	O&O	ABC	2 of 8	2/01/13
		WFGX	Primary	O&O	This TV and MNT	6 of 8	2/01/13
		WEAR	Second		The Country Network		
		WFGX	Second		TheCoolTV		
Dayton, Ohio	63	WKEF	Primary	O&O	ABC	2 of 5	10/01/13
		WRGT	Primary	LMA(g)	FOX	4 of 5	10/01/05 (f)(m)
		WKEF	Second		TheCoolTV		
		WRGT	Second		This TV and MNT		
Lexington, Kentucky	64	WDKY	Primary	O&O	FOX	3 of 6	8/01/13
		WDKY	Second		TheCoolTV		
Charleston/Huntington, West Virginia	65	WCHS	Primary	O&O	ABC	2 of 5	10/01/12
		WVAH	Primary	LMA(g)	FOX	4 of 5	10/01/04 (f)(m)
		WCHS	Second		TheCoolTV		
		WVAH	Second		The Country Network		
Flint/Saginaw/Bay City, Michigan	68	WSMH	Primary	O&O	FOX	3 of 5	10/01/13
		WSMH	Second		TheCoolTV		
		WSMH	Third		The Country Network		
Des Moines, Iowa	72	KDSM	Primary	O&O	FOX	3 of 6	2/01/14
		KDSM	Second		TheCoolTV		
		KDSM	Third		The Country Network		
Portland, Maine	78	WGME	Primary	O&O	CBS	2 of 6	4/01/15
		WGME	Second		TheCoolTV		

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Rochester, New York	79	WUHF	Primary	O&O(j)	FOX	not available	6/01/15
		WUHF	Second		TheCoolTV		
Cape Girardeau, Missouri/ Paducah, Kentucky	81	KBSI	Primary	O&O	FOX	4 of 6	2/01/14
		WDKA	Primary	LMA	MNT	5 of 6	8/01/13
		KBSI	Second		MNT		
		WDKA	Second		TheCoolTV		
		WDKA	Third		The Country Network		
Springfield/Champaign, Illinois	82	WICS	Primary	O&O	ABC	2 of 6	12/01/05 (f)(m)
		WICD	Primary	O&O	ABC	2 of 6 (k)	12/01/13
		WICS	Second		The Country Network		
		WICD	Second		TheCoolTV		
Syracuse, New York	84	WSYT	Primary	O&O	FOX	4 of 6	6/01/15
		WNYS	Primary	LMA	MNT	5 of 6	6/01/15
		WSYT	Second		The Country Network		
		WNYS	Second		TheCoolTV		
Madison, Wisconsin	85	WMSN	Primary	O&O	FOX	4 of 5	12/01/13
		WMSN	Second		TheCoolTV		
		WMSN	Third		The Country Network		
Chattanooga, Tennessee	86	WTVC	Primary	LMA(o)	ABC	1 of 5	8/01/13
		WTVC	Second		This TV		
Cedar Rapids, Iowa	89	KGAN	Primary	O&O	CBS	3 of 5	2/01/06 (f)(m)
		KFXA	Primary	OSA(l)	FOX	4 of 5	2/01/14
		KGAN	Second		TheCoolTV		
		KFXA	Second		The Country Network		
Charleston, South Carolina	98	WTAT	Primary	LMA(g)	FOX	4 of 5	12/01/04 (f)(m)
		WMMP	Primary	O&O	MNT	5 of 5	12/01/04 (f)
		WMMP	Second		TheCoolTV		
		WMMP	Third		The Country Network		
Tallahassee, Florida	106	WTWC	Primary	O&O	NBC	3 of 5	2/01/13
		WTWC	Second		TheCoolTV		
		WTWC	Third		The Country Network		
Lansing, Michigan	115	WLAJ	Primary	LMA(o)	ABC	4 of 5	10/01/13
		WLAJ	Second		CW		
Peoria/Bloomington, Illinois	116	WYZZ	Primary	O&O(j)	FOX	not available	12/01/13
		WYZZ	Second		TheCoolTV		
		WYZZ	Third		The Country Network		
Medford, Oregon	140	KTVL	Primary	LMA(o)	CBS	2 of 5	2/01/15
		KTVL	Second		CW		
Beaumont, Texas	141	KFDM	Primary	LMA(o)	CBS	1 of 3	8/01/14
		KFDM	Second		CW		

a) Rankings are based on the relative size of a station's designated market area (DMA) among the 210 generally recognized DMAs in the United States as estimated by Nielsen as of November 2011.

b) "O & O" refers to stations that we own and operate. "LMA" refers to stations to which we provide programming services pursuant to a local marketing agreement. "OSA" refers to stations to which we provide or receive sales services pursuant to an outsourcing agreement.

c) When we negotiate the terms of our network affiliations or program service arrangements, we negotiate on behalf of all of our stations affiliated with that entity simultaneously. This results in substantially similar terms for our stations, including the expiration date of the network affiliations or program service arrangements. A summary of these expiration dates for our primary channels as of December 31, 2011 is as follows:

Network/ Program Service Arrangement	Expiration Date
FOX	All 20 agreements expire on December 31, 2012
MNT	All 18 agreements expire in the Fall of 2014
ABC	Of the 11 agreements, 9 agreements expire on August 31, 2015 and 2 agreements expire on December 31, 2015
CW	All 13 agreements expire on August 31, 2016
CBS	Of the 9 agreements, 2 agreements expire on December 31, 2012; 2 agreements expire on April 29, 2017, 4 agreements expire on January 31, 2016 and 1 agreement expires December 31, 2015
NBC	Agreement expires on December 31, 2016
Azteca	Agreement expires on February 8, 2013

d) The first number represents the rank of each station in its market and is based upon the November 2011 Nielsen estimates of the percentage of persons tuned into each station in the market from 6:00 a.m. to 2:00 a.m., Monday through Sunday. The second number represents the estimated number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations that do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 0.1%) for the Monday through Sunday 6:00 a.m. to 2:00 a.m. time period as of November 2011. This information is provided to us in a summary report by Franco Research Group.

e) The license assets for this station are currently owned by Bay Television, Inc., a related party. See *Note 10. Related Person Transactions*, in the Notes to our Consolidated Financial Statements for more information.

f) We, or subsidiaries of Cunningham Broadcasting Company (Cunningham), timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed petitions to deny or informal objections against such applications. We opposed the petitions to deny and the informal objections and those applications are pending. See *Note 9. Commitments and Contingencies*, in the Notes to our Consolidated Financial Statements for more information.

g) The license assets for these stations are currently owned by a subsidiary of Cunningham.

h) We have entered into an outsourcing agreement with the unrelated third party owner of WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. On July 21, 2005, we filed with the FCC an application to acquire the license television broadcast assets of WNAB-TV in Nashville, Tennessee. The Rainbow/PUSH Coalition ("Rainbow/PUSH") filed a petition to deny that application and also requested that the FCC initiate a hearing to investigate whether WNAB-TV was improperly operated with WZTV-TV and WUXP-TV, two of our stations also located in Nashville. The FCC is in the process of considering the transfer of the broadcast license and we believe the Rainbow/PUSH petition has no merit.

i) WDBB-TV simulcasts the programming broadcast on WTTO-TV pursuant to a programming services agreement. The station rank applies to the combined viewership of these stations. In fourth quarter 2010, the FCC approved Cunningham's acquisition of WDBB's license assets. In February 2011, Cunningham acquired the license assets and we will continue to operate WDBB pursuant to a LMA.

j) We have entered into outsourcing agreements with unrelated third parties, under which the unrelated third parties provide certain non-programming related sales, operational and managerial services to these stations. We continue to own all of the assets of these stations and to program and control each station's operations.

k) WICD-TV, a satellite of WICS-TV under FCC rules, simulcasts all of the programming aired on WICS-TV except the news broadcasts. WICD-TV airs its own news broadcasts. The station rank applies to the combined viewership of these stations.

l) On February 1, 2008, we entered into an outsourcing agreement with the unrelated third party owner of KFXA-TV to provide certain non-programming related sales, operational and administrative services to KFXA-TV. During 2008, we entered into an agreement with an unrelated third party for the right to acquire the FCC license of KFXA-TV in Cedar Rapids, Iowa, pending FCC approval.

m) We timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed informal objections against the stations based on alleged violations of either the FCC's sponsorship identification or indecency rules.

n) On September 8, 2011, we entered into a definitive agreement to purchase the assets of Four Points Media Group LLC (Four Points). As of October 1, 2011, we were operating the Four Points stations pursuant to a LMA. On January 3, 2012, we closed the asset acquisition of Four Points, with an effective date of January 1, 2012.

o) On November 1, 2011, we entered into a definitive agreement to purchase the broadcast assets of Freedom. We expect the transaction to close late in the first quarter or early in the second quarter of 2012 subject to approval by the FCC. While waiting for FCC approval, we are operating the Freedom stations pursuant to a LMA.

p) These stations rebroadcast program content on second and/or third channels from one of the primary stations listed within the same market.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things, the following risks:

General risks

- the impact of changes in international, national and regional economies and credit and capital markets;
- consumer confidence;
- the activities of our competitors;
- terrorist acts of violence or war and other geopolitical events;
- natural disasters such as the earthquake and tsunami devastation in Japan;

Industry risks

- the business conditions of our advertisers particularly in the automotive and service industries;
- competition with other broadcast television stations, radio stations, multi-channel video programming distributors (MVPDs), internet and broadband content providers and other print and media outlets serving in the same markets;
- availability and cost of programming and the continued volatility of networks and syndicators that provide us with programming content;
- the effects of the Federal Communications Commission's (FCC's) National Broadband Plan and the auctioning and potential reallocation of our broadcasting spectrum;
- the effects of governmental regulation of broadcasting or changes in those regulations and court actions interpreting those regulations, including ownership regulations, indecency regulations, retransmission fee regulations and political or other advertising restrictions;
- labor disputes and legislation and other union activity associated with film, acting, writing and other guilds and professional sports leagues;
- the broadcasting community's ability to develop a viable mobile digital broadcast television (mobile DTV) strategy and platform and the consumer's appetite for mobile television;
- the operation of low power devices in the broadcast spectrum, which could interfere with our broadcast signals;
- the impact of reverse network compensation payments charged by networks pursuant to their affiliation agreements with broadcasters requiring compensation for network programming;
- the effects of new ratings system technologies including "people meters" and "set-top boxes," and the ability of such technologies to be a reliable standard that can be used by advertisers;
- changes in the makeup of the population in the areas where stations are located;

Risks specific to us

- the effectiveness of our management;
- our ability to attract and maintain local and national advertising;
- our ability to service our debt obligations and operate our business under restrictions contained in our financing agreements;
- our ability to successfully renegotiate retransmission consent agreements;
- our ability to renew our FCC licenses;
- our ability to obtain FCC approval for the purchase of the station assets of Freedom Communications (Freedom) and any future acquisitions, as well as, in certain cases, customary antitrust clearance for any future acquisitions;
- our ability to successfully integrate any acquired businesses;
- our ability to maintain our affiliation and programming service agreements with our networks and program service providers and at renewal, to successfully negotiate these agreements with favorable terms;
- our ability to effectively respond to technology affecting our industry and to increasing competition from other media providers;
- the popularity of syndicated programming we purchase and network programming that we air;
- the strength of ratings for our local news broadcasts including our news sharing arrangements;
- the successful execution of our multi-channel broadcasting initiatives including mobile DTV; and
- the results of prior year tax audits by taxing authorities.

Other matters set forth in this report and other reports filed with the Securities and Exchange Commission, including the *Risk Factors* set forth in Item 1A of this report may also cause actual results in the future to differ materially from those described in the forward-looking statements. However, additional factors and risks not currently known to us or that we currently deem immaterial may also cause actual results in the future to differ materially from those described in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements, which speaks only as of the date on which it is made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this report might not occur.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 are included elsewhere in this report.

The information below should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements included elsewhere in this annual report on Form 10-K.

STATEMENTS OF OPERATIONS DATA
(In thousands, except per share data)

For the years ended December 31,	2011	2010	2009	2008	2007
Statements of Operations Data:					
Net broadcast revenues (a)	$ 648,002	$ 655,836	$ 555,110	$ 639,624	$ 623,143
Revenues realized from station barter arrangements	72,773	75,210	58,182	59,877	61,790
Other operating divisions revenues	44,513	36,598	43,698	55,434	33,667
Total revenues	765,288	767,644	656,990	754,935	718,600
Station production expenses	178,612	154,133	142,415	158,965	148,707
Station selling, general and administrative expenses	123,938	127,091	122,833	136,142	140,026
Expenses recognized from station barter arrangements	65,742	67,083	48,119	53,327	55,662
Depreciation and amortization (b)	103,182	116,003	138,334	147,527	157,178
Other operating divisions expenses	39,486	30,916	45,520	59,987	33,023
Corporate general and administrative expenses	28,310	26,800	25,632	26,285	24,334
Gain on asset exchange	—	—	(4,945)	(3,187)	—
Impairment of goodwill, intangible and other assets	398	4,803	249,799	463,887	—
Operating income (loss)	225,620	240,815	(110,717)	(287,998)	159,670
Interest expense and amortization of debt discount and deferred financing cost	(106,128)	(116,046)	(80,021)	(87,634)	(102,228)
(Loss) gain from extinguishment of debt	(4,847)	(6,266)	18,465	5,451	(30,716)
Income (loss) from equity and cost investees	3,269	(4,861)	354	(2,703)	601
Gain on insurance settlement	1,742	344	11	—	—
Other income, net	1,717	1,865	1,448	3,000	5,805
Income (loss) from continuing operations before income taxes	121,373	115,851	(170,460)	(369,884)	33,132
Income tax (provision) benefit	(44,785)	(40,226)	32,512	121,362	(16,163)
Income (loss) from continuing operations	76,588	75,625	(137,948)	(248,522)	16,969
Discontinued operations:					
(Loss) income from discontinued operations, net of related income taxes	(411)	(577)	(81)	(141)	1,219
Gain on sale of discontinued operations, net of related income taxes	—	—	—	—	1,065
Net income (loss)	$ 76,177	$ 75,048	$ (138,029)	$ (248,663)	$ 19,253
Net (income) loss attributable to noncontrolling interests	(379)	1,100	2,335	2,133	(279)
Net income (loss) attributable to Sinclair Broadcast Group	$ 75,798	$ 76,148	$ (135,694)	$ (246,530)	$ 18,974

For the years ended December 31,	2011	2010	2009	2008	2007
Earnings (Loss) Per Common Share Attributable to Sinclair Broadcast Group:					
Basic earnings (loss) per share from continuing operations	$ 0.95	$ 0.96	$ (1.70)	$ (2.87)	$ 0.19
Basic (loss) earnings per share from discontinued operations	$ (0.01)	$ (0.01)	$ —	$ —	$ 0.03
Basic earnings (loss) per share	$ 0.94	$ 0.95	$ (1.70)	$ (2.87)	$ 0.22
Diluted earnings (loss) per share from continuing operations	$ 0.95	$ 0.95	$ (1.70)	$ (2.87)	$ 0.19
Diluted (loss) earnings per share from discontinued operations	$ (0.01)	$ (0.01)	$ —	$ —	$ 0.03
Diluted earnings (loss) per share	$ 0.94	$ 0.94	$ (1.70)	$ (2.87)	$ 0.22
Dividends declared per share	$ 0.48	$ 0.43	$ —	$ 0.80	$ 0.63
Balance Sheet Data:					
Cash and cash equivalents	$ 12,967	$ 21,974	$ 23,224	$ 16,470	$ 20,980
Total assets	$ 1,571,417	$ 1,485,924	$ 1,590,029	$ 1,816,407	$ 2,224,187
Total debt (c)	$ 1,206,025	$ 1,212,065	$ 1,366,308	$ 1,362,278	$ 1,320,417
Total (deficit) equity	$ (111,362)	$ (157,082)	$ (202,222)	$ (58,700)	$ 269,581

(a) Net broadcast revenues is defined as broadcast revenues, net of agency commissions.

(b) Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment and amortization of definite-lived intangible assets and other assets.

(c) Total debt is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis provides qualitative and quantitative information about our financial performance and condition and should be read in conjunction with our consolidated financial statements and the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview – a description of our business, financial highlights from 2011, information about industry trends and sources of revenues and operating costs;

Critical Accounting Policies and Estimates – a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the consolidated financial statements and a summary of recent accounting pronouncements;

Results of Operations – a summary of the components of our revenues by category and by network affiliation or program service arrangement, a summary of other operating data and an analysis of our revenues and expenses for 2011, 2010 and 2009, including comparisons between years and certain expectations for 2012; and

Liquidity and Capital Resources – a discussion of our primary sources of liquidity, an analysis of our cash flows from or used in operating activities, investing activities and financing activities, a discussion of our dividend policy and a summary of our contractual cash obligations and off-balance sheet arrangements.

We have two reportable operating segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities. Our broadcast segment includes our stations. Our other operating divisions segment primarily earned revenues in 2011 from sign design and fabrication; regional security alarm operating and bulk acquisitions; and real estate ventures. In 2009, our other operating divisions segment also earned revenues from information technology staffing, consulting and software development; and transmitter manufacturing. Corporate and unallocated expenses primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment.

STG, included in the broadcast segment and a wholly owned subsidiary of Sinclair Broadcast Group, Inc. (SBG), is the primary obligor under our Bank Credit Agreement, the 9.25% Notes and the 8.375% Notes and was the primary obligor under the 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes) until they were fully redeemed in 2010. Our Class A Common Stock, Class B Common Stock, the 4.875% Convertible Senior Notes due 2018 (the 4.875% Notes) and the 3.0% Convertible Senior Notes due 2027 (the 3.0% Notes) remain obligations and securities of SBG and are not obligations or securities of STG. SBG was the obligor of the 6.0% Notes until they were fully redeemed in 2011. SBG is a guarantor under the Bank Credit Agreement, the 9.25% Notes and the 8.375% Notes.

EXECUTIVE OVERVIEW

2011 Events

- In January, the put right period for the 4.875% Notes expired and no holders of the remaining $5.7 million outstanding exercised put rights. There are no further put rights through final maturity on July 15, 2018;
- In January, we extended our program service arrangement with MyNetworkTV until Fall 2014;
- In January, we entered into a multi-year retransmission consent agreement with Bright House Networks, LLC for the carriage of six of the stations owned and/or operated by us in four markets;
- In February, our Board of Directors reinstated our quarterly dividend, declaring a quarterly dividend of $0.12 per share;
- In February, we entered into a multi-year retransmission consent agreement with Time Warner Cable for continued carriage of the 28 stations owned and/or operated by us in 17 markets;
- In February, revenue related to the Super Bowl, which aired on our 20 FOX affiliates was $6.2 million, a 26.5% increase from revenue generated in 2008, the last time FOX aired the Super Bowl;
- In March, we entered into an amendment of our Bank Credit Agreement. Under the amendment, we paid down $45.0 million of the outstanding $270.0 million balance of our Term Loan B. The Term Loan B maturity was extended one year to October 29, 2016 and we established a $115.0 million Term Loan A that matures March 15, 2016;
- In April, we redeemed, in full, the outstanding $70.0 million aggregate principal amount of our 6.0% Notes;
- In April, we reached an agreement with Comcast Corporation for a multi-year retransmission consent agreement for the continued carriage of the 36 stations in 22 markets owned and/or operated by us or to which we provide sales services;
- In April, we entered into a multi-year retransmission consent agreement with Cox Communications for continued carriage of the eight stations owned and/or operated by us in five markets;
- In May, our Board of Directors declared a quarterly dividend of $0.12 per share;
- In May, we purchased the Ring of Honor wrestling franchise;
- In August, our Board of Directors declared a quarterly dividend of $0.12 per share;
- In July, we entered into a renewal of 10 affiliation agreements with The CW (CW) which represents all of the CW affiliates which we own, program or provide sales services to, effective September 1, 2011 and expiring August 31, 2016;
- In September, we entered into a definitive agreement to purchase the assets of Four Points for $200.0 million. Four Points owned and operated seven stations in four markets. Effective October 1, 2011, we were providing sales, programming and management services for the stations in consideration of both service fees and performance incentives pursuant to a LMA until the closing of the acquisition. On January 3, 2012, we closed the asset acquisition of Four Points, with an effective date of January 1, 2012;
- In September, we repurchased, in the open market, $3.9 million aggregate principal amount of our 8.375% Notes;
- In September, we extended our LMA for WTTA-TV in Tampa, Florida with Bay Television Inc. until December 31, 2018;
- In October, we repurchased, in the open market, $8.6 million aggregate principal amount of our 8.375% Notes;
- In October, we extended our LMA for WNYS-TV in Syracuse, New York until December 31, 2015;
- In November, our Board of Directors declared a quarterly dividend of $0.12 per share;
- In November, we entered into a definitive agreement to purchase the broadcast assets of Freedom for $385.0 million. Freedom owns and operates eight stations in seven markets. We expect the transaction to close late in the first quarter or early in the second quarter of 2012 subject to approval by the FCC. Effective December 1, 2011, we began providing sales, programming and management services for the stations in consideration of service fees pursuant to a LMA;

- In December, we further amended certain terms of, and raised additional commitments under our Bank Credit Agreement in order to fund the acquisition of the Four Points and Freedom stations. We raised $530.0 million of incremental term loan commitments, which consisted of an additional $372.5 million Term Loan B commitment and an additional $157.5 million Term Loan A commitment. We increased our revolving line of credit (Revolving Credit Facility) from $75.4 million to $97.5 million and extended the maturity from 2013 to be coterminous with the Term Loan A maturity of March 2016 and reduced the revolver pricing from 4.00% with a 2.00% LIBOR floor to 2.25% and no LIBOR floor. We will begin to incur fees on the undrawn commitments beginning January 17, 2012. The fees are calculated based on an annual rate of 0.5% for the Term Loan A, which will increase to 1.0% after March 30, 2012, and 1.5% for the Term Loan B which will increase to 3.0% after March 30, 2012. If we do not complete the Freedom acquisition and draw on the remaining commitments by July 1, 2012, the commitments will expire; and
- Excluding political, local revenues have increased 7.5% during 2011, primarily due to higher advertising spending by the domestic auto manufacturers, grocery, retail and medical, as well as, service fees earned related to the Four Points and Freedom LMAs in the fourth quarter. National revenues have decreased 5.9% during 2011, primarily due to declines in spending by the telecommunications, fast food, direct response, insurance companies, and reduced media spending by other forms of media. Production, selling and general and administrative expenses combined have increased 7.6% over the same period primarily due to higher reverse network compensation and license fees, and Freedom and Four Points LMA payroll related costs in the fourth quarter.

2012 Events

- In January, we closed the asset acquisition of Four Points for $200.0 million, and financed the acquisition with a $180.0 million draw under a recently raised incremental Term B Loan commitment under our amended Bank Credit Agreement plus a $20.0 million cash escrow previously paid; and
- In February, our Board of Directors declared a quarterly dividend of $0.12 per share.

Industry Trends

- Political advertising increases in even-numbered years, such as 2010, due to the advertising expenditures from candidates running in local and national elections and issue-related advertiser spending. In addition, political revenue has consistently risen between presidential election or mid-term election years such as from 2004 to 2008 or from 2006 to 2010, respectively. In every fourth year, such as 2008, political advertising is usually elevated further due to presidential elections. However, due to the contentious mid-term elections our political revenues in 2010 not only exceeded 2006 results, but exceeded 2008 presidential election year revenues as well;
- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must-carry" rules only apply to a station's primary digital stream;
- We, as well as a number of other broadcasters, have joined together in organizations such as the OMVC, M500 and the MCV to focus on efforts to accelerate the nationwide availability of mobile DTV service and work through programming, distribution and aggregation opportunities. There is potential for broadcasters to create an additional revenue stream by providing their signals to mobile devices as well as through other multi-channel initiatives;
- Retransmission consent rules provide a mechanism for broadcasters to seek payment from MVPDs who carry broadcasters' signals. Recognition of the value of the programming content provided by broadcasters, including local news and other programming and network programming all in HD has generated increased local revenues;
- Automotive-related advertising is a significant portion of our total net revenues in all periods presented and these revenues trended downward in most of 2009 due to the economic turmoil. However, this sector has dramatically trended upward in 2010 and 2011 due to improved economic conditions;
- Many other broadcasters are enhancing/upgrading their websites to use the internet to deliver rich media content, such as newscasts and weather updates, to attract advertisers;
- Seasonal advertising increases occur in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers;
- Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally produced content through the use of news sharing arrangements;
- Station outsourcing arrangements are becoming more common as broadcasters seek out ways to improve revenues and margins;
- Advertising revenue related to the Olympics occurs in even numbered years and the Super Bowl is aired on a different network each year. Both of these popularly viewed events can have an impact on our advertising revenues; and
- Compensation from networks to their affiliates in exchange for broadcasting of network programming has halted. Networks now require compensation from broadcasters for the use of network programming.

Sources of Revenues and Costs

Our operating revenues are derived from local and national advertisers and, to a much lesser extent, from political advertisers. Since 2006, we have been generating local revenues from our retransmission consent agreements with MVPDs. Our revenues from local advertisers had seen a continued upward trend until 2008 and 2009 when non-political revenues fell from 2007 due to the economic recession. We saw an increase in local revenues in 2010 and 2011. Revenues from national advertisers have continued to trend downward when measured as a percentage of total broadcast revenues. We believe this trend is the result of our focus on increasing local advertising revenues as a percentage of total advertising revenues, combined with a decrease in overall spending by national advertisers and an increase in the number of competitive media outlets providing national advertisers multiple alternatives in which to advertise their goods or services. Our efforts to mitigate the effect of these increasingly competitive media outlets for national advertisers include continuing our efforts to increase local revenues and developing innovative sales and marketing strategies to sell traditional and non-traditional services to our advertisers including the success of multi-channel digital initiatives together with mobile DTV. In addition, our revenue success is dependent on the success and advertising spending levels of the automotive industry.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to bad debts, program contract costs, intangible assets, income taxes, property and equipment, investments and derivative contracts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies,* in the Notes to our Consolidated Financial Statements.

Valuation of Goodwill, Long-Lived Assets, Intangible Assets and Equity and Cost Method Investments. We periodically evaluate our goodwill, broadcast licenses, long-lived assets, intangible assets and equity and cost method investments for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on estimated future cash flows, market conditions, operating performance of our stations, legal factors and other various qualitative factors.

We have determined our broadcast licenses to be indefinite-lived intangible assets in accordance with the accounting guidance for goodwill and other intangible assets, which requires such assets along with our goodwill to be tested for impairment on an annual basis or more often when certain triggering events occur. As of December 31, 2011, we had $660.1 million of goodwill, $47.0 million in broadcast licenses, and $175.3 million in definite-lived intangibles. We perform our annual impairment tests for goodwill and broadcast licenses at the beginning of the fourth quarter each year.

We early adopted the recent accounting guidance related to the annual goodwill impairment, which allowed us, beginning with our 2011 goodwill impairment test, to first qualitatively assess whether it is more likely than not that goodwill has been impaired. As part of our qualitative assessment, we consider the following factors related to the reporting units, where applicable:

- Significant changes in the macroeconomic conditions;
- Significant changes in the regulatory environment;
- Significant changes in the operating model, management, products and services, customer base, cost structure and/or margin trends;
- Comparison of current and prior year operating performance and forecast trends for future operating performance; and
- The excess of the fair value over carrying value of the reporting units determined in prior quantitative assessments.

If we conclude that it is more likely than not that a reporting unit is impaired, we will apply the quantitative two-step method. Prior to 2011, the annual impairment test for goodwill was performed using the quantitative two-step method, for all reporting units. For the annual impairment test for our indefinite-lived intangibles, broadcast licenses, we also apply a quantitative assessment. Our quantitative assessments for our broadcast licenses and goodwill consist of estimating the fair market value of the broadcast licenses, or the fair value of our reporting units in the case of goodwill, using a combination of quoted market prices, observed earnings/cash flow multiples paid for comparable television stations, discounted cash flow models and appraisals. We then compare the estimated fair market value to the book value of these assets to determine if an impairment exists. For the broadcast licenses, if the fair value is less than book value, we would record the resulting impairment. For goodwill, if we determine that the fair value of the reporting unit is less than the carrying value, we then perform the second step which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill to determine the implied fair value. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount. We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because segment management views, manages and evaluates our stations on a market basis. Furthermore, in our markets operated as duopolies, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. Our discounted cash flow model is based on our judgment of future market conditions within each designated marketing area, as well as discount rates that would be used by market participants in an arms-length transaction.

For all other long-lived assets, including fixed assets and definite-lived intangibles, we assess recoverability of the assets whenever events or changes in circumstances indicate that the net book value of the assets may not be recoverable. If we conclude that such trigger event has occurred, we perform a two-step quantitative test to first assess whether the asset is recoverable by comparing the sum of undiscounted cash flows of the asset group to the carrying value of the asset group, including goodwill. If the sum of undiscounted cash flows is less than the carrying value of the asset group, we then measure and allocate the amount of impairment to record for each of the assets in the asset group by comparing the respective fair value of the assets to their carrying values.

Based on the qualitative assessment performed for the annual goodwill impairment test performed in 2011, we concluded that it was more likely than not that the fair values of all reporting units would sufficiently exceed their carrying value and thus it was not necessary to perform the quantitative two-step method. The qualitative factors for our reporting units indicated stable or improving margins and favorable or stable forecasted economic conditions. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of our reporting units. Based on quantitative assessments performed during the years ended December 31, 2011 and 2010, we recorded impairment on our broadcast licenses and other long-lived assets of $0.4 million and $4.8 million, respectively. The $0.4 million interim impairment charge recorded in the first quarter of 2011 was due to anticipated increase in construction costs for one of our stations as a result of converting to full power. As a result of our annual impairment test for broadcast licenses in 2011, we concluded that impairment did not exist. The $4.8 million impairment charge recorded in 2010 was primarily the result of additional cash outflows for increased signal strength necessary to maintain competitive market positions. During the year ended December 31, 2009, we recorded $249.8 million in impairment losses on our goodwill, broadcast licenses and other long-lived assets. Of the $249.8 million in impairment recorded in 2009, we recorded $130.1 million in the first quarter of 2009. We performed an interim impairment test in the first quarter of 2009 due to the severe economic downturn and continued decrease in our market capitalization. Accordingly, we made further revisions to our forecasted cash flows, cash flow multiples, and discount rates. The impairment charge taken during the fourth quarter of 2009 was primarily due to the continued deterioration of the economy which resulted in further decreases in our forecasted cash flows and increases in our discount rates.

The fair value of our reporting units is calculated using a combination of the market approach using comparable market multiples and the income approach using a discounted cash flow model for four years and estimating the terminal value of the reporting units using a multiple of cash flows. The fair value of our broadcast licenses is calculated using a discounted cash flow model for eight years and estimating the terminal value based on the constant growth model and a compound annual growth rate. The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses consist of discount rates, revenue and expense growth rates, constant growth rates and comparable business multiples. The revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses have increased slightly from 2010 to 2011. The growth rates are based on market studies, industry knowledge and historical performance. The discount rates used determine the fair value of our broadcast licenses did not significantly change from 2010 to 2011. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk.

When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess that investment and determine whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded. For any investments that indicate a potential impairment, we estimate the fair value of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. During 2010, we recorded $6.7 million of impairment on equity method investments. No impairment of our equity or cost method investments was recorded in 2011 and 2009.

We believe we have made reasonable estimates and utilized appropriate assumptions to evaluate whether it was more likely than not that the fair value of our reporting units was less than their carrying values, as well as with performing the quantitative impairment assessments discussed previously. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions or significant increases in discount rates, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

Revenue Recognition. Advertising revenues, net of agency commissions, are recognized in the period during which commercials are aired. All other revenues are recognized as services are provided. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Some of our retransmission consent agreements contain both advertising and retransmission consent elements that are paid in cash. We have determined that these agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting based on fair value. Revenue applicable to the advertising element of the arrangement is recognized consistent with the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized over the life of the agreement.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from extending credit to our customers that are unable to make required payments. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For example, a 10% increase in the balance of our allowance for doubtful accounts as of December 31, 2011, would increase bad debt expense by approximately $0.3 million. The allowance for doubtful accounts was $3.0 million and $3.2 million as of December 31, 2011 and 2010, respectively.

Program Contract Costs. We have agreements with distributors for the rights to televise programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross cash contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which become payable within one year is reflected as a current liability in the consolidated balance sheets. As of December 31, 2011 and 2010, we recorded $54.5 million and $45.7 million, respectively, in program contract assets and $91.5 million and $97.9 million, respectively, in program contract liabilities.

The programming rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value (NRV). Estimated NRVs are based on management's expectation of future advertising revenue, net of sales commissions, to be generated by the remaining program material available under the contract terms. Amortization of program contract costs is generally computed using a four-year accelerated method or a straight-line method, depending on the length of the contract. Program contract costs estimated by management to be amortized within one year are classified as current assets. Program contract liabilities are typically paid on a scheduled basis and are not reflected by adjustments for amortization or estimated NRV. If our estimate of future advertising revenues declines, then additional write downs to NRV may be required.

Income Tax. We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax basis of assets and liabilities. As of December 31, 2011 and 2010, we recorded $4.9 million and $9.7 million, respectively, in deferred tax assets and $247.6 million and $210.3 million, respectively, in deferred tax liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of all available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2011, valuation allowances have been provided for a substantial amount of our available state net operating losses. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with income tax accounting guidance.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued amended guidance with respect to goodwill impairment. The amended guidance requires that step two of the goodwill impairment test be performed if the carrying amount of a reporting unit is zero or negative and it is more likely than not that a goodwill impairment exists based on any adverse qualitative factors including an evaluation of the triggering circumstances noted in the guidance. The change is effective for fiscal years and interim periods within those years beginning after December 15, 2010. This guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued new guidance for fair value measurements. The purpose of the new guidance is to have a consistent definition of fair value between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS). Many of the amendments to GAAP are not expected to have a significant impact on practice; however, the new guidance does require new and enhanced disclosure about fair value measurements. The amendments are effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively. We do not believe that this guidance will have a material impact on our consolidated financial statements but may require changes to our fair value disclosures.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income in the financial statements. The new guidance does not make any changes to the components that are recognized in net income or other comprehensive income but rather allows an entity to choose whether to present items of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. Each component of net income and other comprehensive income along with their respective totals would need to be displayed under either alternative. The new guidance is effective for fiscal years beginning after December 15, 2011. We adopted this guidance during the year ended December 31, 2011, which did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued the final Accounting Standards Update for goodwill impairment testing. The standard allows an entity to first consider qualitative factors when deciding whether it is necessary to perform the current two-step goodwill impairment test. An entity would need to perform step-one if it determines qualitatively that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The changes are effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this new guidance in the fourth quarter of 2011 in completing our annual impairment analysis. This guidance impacted how we performed our annual goodwill impairment testing; however, it did not have a material impact on our consolidated financial statements as it did not result in any impairments for the fourth quarter of 2011. See *Note 4. Goodwill, Broadcast Licenses and Other Intangible Assets* for further discussion of the results of our goodwill impairment analysis.

RESULTS OF OPERATIONS

In general, this discussion is related to the results of our continuing operations, except for discussions regarding our cash flows, which also include the results of our discontinued operations. Unless otherwise indicated, references in this discussion to 2011, 2010 and 2009 are to our fiscal years ended December 31, 2011, 2010 and 2009, respectively. Additionally, any references to the first, second, third or fourth quarters are to the three months ended March 31, June 30, September 30 and December 31, respectively, for the year being discussed. We have two reportable segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities.

Seasonality/Cyclicality

Our operating results are usually subject to seasonal fluctuations. Usually, the second and fourth quarter operating results are higher than the first and third quarters because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

Our operating results are usually subject to fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is elevated further due to advertising expenditures preceding the presidential election.

Operating Data

The following table sets forth certain of our operating data from continuing operations for the years ended December 31, 2011, 2010 and 2009 (in millions). For definitions of terms, see the footnotes to the table in *Item 6. Selected Financial Data.*

	Years Ended December 31,		
	2011	**2010**	**2009**
Net broadcast revenues	$ **648.0**	$ 655.8	$ 555.1
Revenues realized from station barter arrangements	**72.8**	75.2	**58.2**
Other operating divisions revenues	**44.5**	36.6	43.7
Total revenues	**765.3**	767.6	**657.0**
Station production expenses	**178.6**	154.1	142.4
Station selling, general and administrative expenses	**123.9**	**127.1**	122.8
Expenses recognized from station barter arrangements	**65.7**	67.1	48.1
Depreciation and amortization	**103.3**	116.0	**138.4**
Gain on asset exchange	**—**	—	(4.9)
Other operating divisions expenses	**39.5**	30.9	**45.5**
Corporate general and administrative expenses	**28.3**	26.8	25.6
Impairment of goodwill, intangible and other assets	**0.4**	4.8	**249.8**
Operating income (loss)	$ **225.6**	$ 240.8	$ (110.7)
Net income (loss) attributable to Sinclair Broadcast Group	$ **75.8**	$ 76.1	$ (135.7)

BROADCAST SEGMENT

Broadcast Revenues

The following table presents our revenues from continuing operations, net of agency commissions, for the three years ended December 31, 2011, 2010 and 2009 (in millions):

				Percent Change	
	2011	**2010**	**2009**	**'11 vs. '10**	**'10 vs. '09**
Local revenues:					
Non-political	$ **498.7**	$ 464.0	$ 410.7	7.5%	13.0%
Political	**2.5**	12.8	2.3	**(a)**	**(a)**
Total local	**501.2**	476.8	413.0	5.1%	15.4%
National revenues:					
Non-political	**141.0**	149.8	137.5	**(5.9%)**	**8.9%**
Political	**5.8**	29.2	4.6	(a)	(a)
Total national	**146.8**	179.0	**142.1**	**(18.0%)**	**26.0%**
Total net broadcast revenues	$ **648.0**	$ 655.8	$ 555.1	(1.2%)	18.1%

(a) Political revenue is not comparable from year to year due to the cyclicality of elections. See *Political Revenues* below for more information.

Our largest categories of advertising and their approximate percentages of 2011 net time sales, which includes the advertising portion of our local and national revenues, were automotive (20.9%), professional services (16.1%), schools (8.6%), fast food (6.7%), retail/department stores (5.5%) and paid programming (5.1%). No other advertising category accounted for more than 5.0% of our net time sales in 2011. No advertiser accounted for more than 1.2% of our consolidated revenue in 2011. We conduct business with thousands of advertisers.

Our primary types of programming and their approximate percentages of 2011 net time sales were syndicated programming (39.5%), network programming (25.6%), local news (19.6%), sports programming (8.5%) and direct advertising programming (6.8%).

From a network affiliation or program service arrangement perspective, the following table sets forth our affiliate percentages of net time sales for the years ended December 31, 2011 and 2010:

	# of	Percent of Net Time Sales for the Twelve Months Ended December 31,		Net Time Sales Percent Change	
	Stations(a)	2011	2010	'11 vs. '10	'10 vs. '09
FOX	**20**	**47.4%**	45.5%	(2.1%)	17.7%
ABC	9	20.5%	21.9%	(11.8%)	27.4%
MyNetworkTV	**16**	**15.8%**	**15.8%**	**(5.8%)**	**7.4%**
The CW	10	12.4%	13.0%	(10.9%)	6.3%
CBS	**2**	**3.0%**	**3.0%**	**(7.4%)**	**23.4%**
NBC	1	0.5%	0.7%	(23.2%)	8.3%
Digital	**(b)**	**0.4%**	**0.1%**	**215.2%**	**12.5%**
Total	58				

(a) During the fourth quarter of 2011, we entered into definitive agreements to purchase the assets of Four Points and Freedom. As of December 31, 2011, we were operating the Four Points and Freedom stations pursuant to LMAs. On January 3, 2012, we closed the asset acquisition of Four Points, with an effective date of January 1, 2012. We expect to close on the Freedom stations late in the first quarter or early in the second quarter of 2012. The Four Points and Freedom stations include the following network affiliations, which are not reflected in the station totals above: CBS (7 stations), ABC (2 stations), The CW (3 stations), MyNetworkTV (2 stations) and Azteca (1 station). The net time sales of the Four Points and Freedom stations are not included in our revenues for the year ended December 31, 2011. We have recognized $10.8 million in net broadcast revenues and $7.7 million of station production expenses related to the services performed pursuant to the LMAs. The stations' net time sales will be included in our revenues after we complete the acquisitions.

(b) We broadcast programming from network affiliations or program service arrangements with TheCoolTV, The Country Network, CBS (rebroadcasted content from other primary channels within the same markets), The CW, MyNetworkTV, This TV, LATV, Azteca, Telemundo and Estrella on additional channels through our stations' second and third digital signals.

Net Broadcast Revenues. From a revenue category standpoint, 2011 when compared to 2010 was impacted by increases in most of the advertising sectors as the country's economic conditions in general continued to strengthen. Automotive, our largest category in 2011, was up 9.7% compared to 2010 as automotive dealers and manufacturers increased spending in response to an increase in auto sales.

From a revenue category standpoint, 2010 when compared to 2009 was impacted by increases in most of the advertising sectors as the country's economic conditions in general began to strengthen. Automotive, our largest category in 2010, was up 36.9% compared to 2009 as automotive dealers and manufacturers increased spending in response to an increase in auto sales.

Political Revenues. Political revenues, which include time sales from political advertising, decreased by $33.7 million to $8.3 million for 2011 when compared to 2010. Political revenues increased by $35.1 million to $42.0 million for 2010 when compared to 2009. Political revenues are typically higher in election years such as 2010. Accordingly, we expect political revenues to increase in 2012 from 2011 levels.

Local Revenues. Excluding political revenues, our local broadcast revenues, which include local times sales, retransmission revenues and other local revenues, were up $34.6 million for 2011, compared to 2010. The increase is due to an increase in advertising spending particularly in the automotive sector, an increase in retransmission revenues from MVPDs and amounts earned for services performed pursuant to the Four Points and Freedom LMAs. Excluding political revenues, our local broadcast revenues, which include local times sales, retransmission revenues and other local revenues, were up $53.4 million for 2010, compared to 2009. The increase is due to an increase in advertising spending particularly in the automotive sector and an increase in retransmission revenues from MVPDs.

National Revenues. Our national broadcast revenues, excluding political revenues, which include national time sales and other national revenues, were down $8.8 million for 2011 when compared to 2010. This was primarily due to a decrease in advertising spending by the media spending, telecommunications, home products, professional services and movies sectors. Excluding political revenues, our national broadcast revenues, were up $12.3 million for 2010 when compared to 2009. This was primarily due to the amplified decline in 2009 from the effects of the recent recession and a rebound in advertising spending in 2010 along with the assistance from an improved automotive sector.

Broadcast Expenses

The following table presents our significant operating expense categories for the years ended December 31, 2011, 2010 and 2009 (in millions):

	2011	2010	2009	Percent Change (Increase/(Decrease)) '11 vs. '10	Percent Change (Increase/(Decrease)) '10 vs. '09
Station production expenses	**$ 178.6**	$ 154.1	$ 142.4	15.9%	8.2%
Station selling, general and administrative expenses	**$ 123.9**	$ 127.1	$ 122.8	(2.5%)	3.5%
Amortization of program contract costs and net realizable value adjustments	**$ 52.1**	$ 60.9	$ 73.1	(14.4%)	(16.7%)
Corporate general and administrative expenses	**$ 24.8**	$ 23.7	$ 8.6	4.6%	175.6%
Gain on insurance settlement	**$ 1.7**	$ 0.3	$ —	466.7%	100.0%
Gain on asset exchange	**$ —**	$ —	$ 4.9	—%	(100.0%)
Impairment of goodwill, intangible and other assets	**$ 0.4**	$ 4.8	$ 249.6	(91.7%)	(98.1%)

Station production expenses. Station production expenses for 2011 increased compared to 2010. This increase was primarily due to an increase in fees pursuant to network affiliation agreements, increased compensation expense (including amounts related to the Four Points and Freedom stations), increased promotional advertising expenses and increased rating service fees due to annual scheduled rate increases. Additionally, news profit share expenses increased due to better news performance which resulted in higher payments to our news share partners.

Station production expenses for 2010 increased compared to 2009. This increase was primarily due to an increase in fees pursuant to network affiliation agreements, increased promotional advertising expenses, increased compensation expense and increased maintenance costs to remove analog equipment. Additionally, news profit share expenses increased due to increased news performance which resulted in higher payments to our news share partner pursuant to news share arrangements with another broadcaster. These increases were partially offset by a decrease in electric expense due to the digital signal conversion in June 2009 and cessation of analog transmission.

Station selling, general and administrative expenses. Station selling, general and administrative expenses decreased for 2011 compared to 2010. This decrease was primarily due to lower non-income based tax expense, a decrease in stock-based compensation and decreased national sales agency and local commission costs. These decreases were partially offset by an increase in expenses related to rollout of expanded digital product offerings.

Station selling, general and administrative expenses increased for 2010 compared to 2009. This increase was primarily due to higher national sales representative and local commissions costs due to an increase in sales and increased non-income based tax expenses. These increases were partially offset by decreased trade transaction expense and bad debt expense.

We expect 2012 station production and station selling, general and administrative expenses, excluding barter, to trend higher than our 2011 results.

Amortization of program contract costs and net realizable value adjustments. The amortization of program contract costs decreased during 2011 compared to 2010 and 2010 compared to 2009. Over the past few years, we have purchased more barter and short-term program contracts which are less expensive and result in lower contract cost amortization. We expect program contract amortization to increase in 2012 compared to 2011.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses*

Gain on insurance settlement. In the third quarter 2010, our building for WCGV-TV and WVTV-TV in Milwaukee, Wisconsin flooded due to massive storms. In the first quarter 2011, we recognized a gain on insurance settlement of $1.7 million related to repairing the building and replacing certain equipment.

Gain on asset exchange. During 2009, we recognized a non-cash gain of $4.9 million from the exchange of equipment under agreements with Sprint Nextel Corporation and in association with the FCC's decision to allow Sprint Nextel Corporation to utilize our vacated analog spectrum in exchange for the new digital equipment. We received all applicable equipment pursuant to the agreement in 2009.

Impairment of goodwill, intangible and other assets. We completed our annual test of goodwill and broadcast licenses for impairment in fourth quarter 2011, 2010 and 2009. Due to the severity of the economic downturn and the decrease of our market capitalization, we also tested our goodwill and broadcast licenses for impairment during the first quarter 2009. See *Note 4. Goodwill, Broadcast Licenses and Other Intangible Assets*, in the Notes to our Consolidated Financial Statements. During 2011, we recorded impairments of $0.4 million related to our broadcast licenses. During 2010, we recorded impairments of $4.8 million related to our broadcast licenses and other assets. During 2009, we recorded impairments of $164.2 million and $80.4 million related to our goodwill and broadcast licenses and other assets, respectively.

OTHER OPERATING DIVISIONS SEGMENT REVENUE AND EXPENSE

The following table presents our other operating divisions segment revenue and expenses which is comprised of the following for the years ended December 31, 2011, 2010 and 2009 (in millions): Triangle Signs & Services, LLC (Triangle), a sign designer and fabricator; Alarm Funding Associates, LLC. (Alarm Funding), a regional security alarm operating and bulk acquisition company; real estate ventures and other nominal businesses. Also included in the year ended December 31, 2009 is G1440 Holdings, Inc. (G1440), an information technology staffing, consulting and software development company and Acrodyne Communications, Inc. (Acrodyne Communications), a manufacturer of television transmissions systems. We divested of G1440 and Acrodyne Communications during the year ended 2009.

							Percent Change	
		2011		**2010**		**2009**	**'11 vs. '10**	**'10 vs. '09**
Revenues:								
Triangle	$	23.1	$	19.1	$	20.4	20.9%	(6.4%)
Alarm Funding	$	12.8	$	10.0	$	6.7	28.0%	49.3%
Real Estate Ventures and other	$	8.6	$	7.5	$	5.7	14.7%	31.6%
G1440	$	—	$	—	$	6.7	—%	(100.0%)
Acrodyne Communications	$	—	$	—	$	4.2	—%	(100.0%)
Expenses: (a)								
Triangle	$	21.8	$	19.8	$	20.6	10.1%	(3.9%)
Alarm Funding	$	12.7	$	8.0	$	5.8	58.8%	37.9%
Real Estate Ventures and other	$	12.3	$	9.8	$	8.5	25.5%	15.3%
G1440	$	—	$	—	$	8.5	—%	(100.0%)
Acrodyne Communications	$	—	$	—	$	6.8	—%	(100.0%)

(a) Comprises total expenses of the entity including other operating divisions expenses, depreciation and amortization and applicable other income (expense) items such as interest expense and non-cash stock-based compensation expense related to issuances of subsidiary stock awards.

The increase in Triangle's revenue and expenses for the year ended December 31, 2011 is primarily due to an increase in sales volume. The increase in Alarm Funding's revenue is primarily due to the acquisition of new alarm monitoring contracts and the expansion of sales efforts. The increase in Alarm Funding's expense is primarily due to higher sales and non-cash stock-based compensation expense related to the issuance of subsidiary stock awards. Revenues have increased for our consolidated real estate ventures due to an increase in leasing activity for operating real estate properties. The increase in expenses for our other investments is primarily related to the start-up costs associated with our new investment in the Ring of Honor wrestling franchise and the issuance of subsidiary stock awards. As of December 31, 2011, we held $53.2 million of real estate for development and sale.

Income (loss) from Equity and Cost Method Investments. As of December 31, 2011, the carrying value of our investments in private equity funds and real estate ventures was $26.3 million and $52.6 million, respectively. Results from these investments are included in income (loss) from equity and cost method investments in our consolidated statements of operations. During 2011, we recorded income of $2.3 million related to certain private equity funds and income of $1.0 million related to our real estate ventures, including a $1.1 million gain on the sale of one of our real estate ventures. During 2010, we determined three of our investments were impaired, primarily due to decreases in the underlying values of our real estate investments, and we recorded impairments totaling $6.7 million. Additionally, during 2010, we recorded losses of $1.7 million related to other real estate ventures and income of $3.6 million related to certain private equity funds. During 2009, we recorded income of $0.4 million primarily related to certain private equity funds.

CORPORATE AND UNALLOCATED EXPENSES

	2011	2010	2009	Percent Change (Increase/(Decrease)) '11 vs. '10	'10 vs. '09
Corporate general and administrative expenses	$ 2.4	$ 2.2	$ 16.0	9.1%	(86.3%)
Interest expense	**$ 102.4**	$ 114.1	**$** 78.5	(10.3%)	45.4%
(Loss) gain from extinguishment of debt	**$ (4.8)**	$ (6.3)	$ 18.5	(23.8%)	(134.1%)
Income tax (provision) benefit	**$ (44.8)**	$ (40.2)	**$** 32.5	11.4%	(223.7%)

Corporate general and administrative expenses. We allocate most of our corporate general and administrative expenses to the broadcast segment. The explanation that follows combines corporate general and administrative expenses found in the *Broadcast Segment* section with the corporate general and administrative expenses found in this section, *Corporate and Unallocated Expenses.* These results exclude general and administrative costs from our other operating divisions segment which are included in our discussion of expenses in the *Other Operating Divisions Segment* section.

Combined corporate general and administrative expenses increased to $27.2 million in 2011 from $25.9 million in 2010. This is primarily due to an increase in employee bonuses, stock-based compensation from the issuance of stock-settled appreciation rights and the issuance of restricted and unrestricted common stock at higher stock prices when compared to 2010. The increases were partially offset by lower health and other insurance costs.

Combined corporate general and administrative expenses increased to $25.9 million in 2010 from $24.6 million in 2009. This is primarily due to a 2010 increase in compensation expense including an increase in executive bonuses and stock-based compensation related to stock-settled appreciation rights at higher stock prices when compared to 2010. The increases were partially offset by a reduction in health and other insurance costs as well as accounting and legal fees.

We expect corporate general and administrative expenses to increase in 2012 compared to 2011.

Interest expense. Interest expense decreased in 2011 compared to 2010 primarily due to our amending and restating the Bank Credit Agreement in third quarter 2010 and the first quarter 2011, resulting in lower interest rates. In addition, interest expense decreased due to the redemption of our 8.0% Notes in fourth quarter 2010, our 6.0% Notes in 2010 and second quarter 2011. These decreases were partially offset by certain financing costs recorded as interest expense during 2011 and 2010 of $6.1 million and $3.6 million, respectively, related to the amendments to the Bank Credit Agreement, mentioned previously, as well as the amendment in the fourth quarter 2011. (See *Liquidity and Capital Resources* below for more information).

The increase in interest expense in 2010 compared to 2009 was primarily due to the debt refinancings in fourth quarter 2009 and during 2010. As part of these comprehensive debt refinancings, we issued new 9.25% Notes in fourth quarter 2009, amended and restated our Bank Credit Agreement in fourth quarter 2009 and issued new 8.375% Notes in fourth quarter 2010, all of which accrued interest at higher rates than the debt replaced. Additionally, in the third quarter 2010, we further amended our Bank Credit Agreement. Our interest rate was reduced, however, certain costs amounting to $3.7 million associated with the amendment were expensed as interest. These increases were partially offset by the redemption or partial redemption of our 8.0% Notes, 6.0% Notes and our 3.0% Notes and 4.875% Notes.

We expect interest expense to increase in 2012 compared to 2011 due to the acquisition financing.

(Loss) gain from extinguishment of debt. During the year ended December 31, 2011, we amended our Bank Credit Agreement and paid down a portion of our Term Loan B, completed the redemption of all $70.0 million of the remaining 6.0% Notes and repurchased certain of our 8.375% Notes, resulting in a loss of $4.8 million from extinguishment of debt.

During 2010, through a combination of tender offers, the exercise of holder put rights, and open market repurchases, we redeemed $64.1 million, $31.3 million and $22.3 million of our 6.0% Notes, 4.875% Notes and 3.0% Notes, respectively, resulting in a loss on extinguishment of $3.2 million, $0.5 million and $0.1 million, respectively. Additionally, we made a prepayment on our Term Loan B in second quarter 2010 and amended our Term Loan B in third quarter 2010, resulting in a loss of $3.1 million from extinguishment of debt. During fourth quarter, we redeemed $224.7 million in principal amount of our 8.0% Notes, resulting in a gain of $0.7 million from extinguishment of debt.

During 2009, we redeemed $266.6 million and $106.5 million face value of the 3.0% Notes and 4.875% Notes, respectively, resulting in a gain of $0.4 million and $0.2 million, respectively, from extinguishment of debt. We repurchased, in the open market, $1.0 million face value of the 6.0% Notes and $50.7 million face value of the 3.0% Notes, resulting in a gain of $0.4 million and $18.5 million, respectively, from extinguishment of debt.

Income tax (provision) benefit. The 2011 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $121.0 million resulted in an effective tax rate of 37.0%. The 2010 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $117.0 million resulted in an effective tax rate of 34.4%. The increase in the effective tax rate from 2011 to 2010 is primarily due to a $2.3 million 2010 tax benefit predominantly resulting from a change in estimate related to an increased deduction for the recovery of historical losses attributable to a disposition that took place in 2009.

As of December 31, 2011, we had a net deferred tax liability of $242.6 million as compared to a net deferred tax liability of $200.7 million as of December 31, 2010. The increase primarily relates to an increase in net deferred tax liabilities associated with book and tax differences attributable to the amortization of intangible and broadcast license assets.

The 2010 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $117.0 million resulted in an effective tax rate of 34.4%. The 2009 income tax benefit for our pre-tax loss from continuing operations (including the effects of the noncontrolling interest) of $168.1 million resulted in an effective tax rate of 19.3%. The increase in the absolute value of the effective tax rate from 2010 to 2009 is primarily attributable to more impairments in 2009 relating to assets that are not deductible for income tax purposes.

As of December 31, 2010, we had a net deferred tax liability of $200.7 million as compared to a net deferred tax liability of $162.2 million as of December 31, 2009. The increase primarily relates to: 1) an increase in net deferred tax liabilities associated with book and tax differences attributable to the amortization and impairment of intangible and broadcast license assets and 2) a decrease in deferred tax assets associated with the utilization of federal net operating losses.

As of December 31, 2011 and 2010, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. We recognized $1.3 million and $1.0 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2011 and 2010, respectively. See *Note 8. Income Taxes* in the Notes to our Consolidated Financial Statements for further information.

We expect that $7.7 million of valuation allowance related to certain deferred tax assets of Cunningham, one of our consolidated VIEs, may be released in the first quarter of 2012 when the weight of all available evidence will support full realization of the deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2011, we had $13.0 million in cash and cash equivalent balances and net working capital of approximately $14.1 million. Cash generated by our operations and borrowing capacity under the Bank Credit Agreement are used as our primary source of liquidity. As of December 31, 2011, we had $85.5 million of borrowing capacity available on our Revolving Credit Facility and incremental term loan capacity of $500.0 million, in addition to the $530.0 million of incremental term loan commitments raised to fund the asset acquisitions from Four Points and Freedom. We anticipate that existing cash and cash equivalents, cash flow from our operations and borrowing capacity under the Bank Credit Agreement will be sufficient to satisfy our debt service obligations, capital expenditure requirements and working capital needs for the next twelve months. For our long-term liquidity needs, in addition to the sources described above, we may rely upon the issuance of long-term debt, the issuance of equity or other instruments convertible into or exchangeable for equity, or the sale of non-core assets. However, there can be no assurance that additional financing or capital or buyers of our non-core assets will be available, or that the terms of any transactions will be acceptable or advantageous to us.

On January 15, 2011, the put right period for the 4.875% Notes, which mature on July 15, 2018, expired and no holders exercised their put rights. Pursuant to our Bank Credit Agreement, the $5.1 million in restricted cash held to pay for the put of any 4.875% Notes was used towards reducing our debt balance in March 2011. On January 15, 2011, the 4.875% Notes cash interest rate of 4.875% changed to 2.00% through maturity with the difference of 2.875% being accrued and then paid at maturity. As of December 31, 2011, the face amount of the outstanding 4.875% Notes was $5.7 million.

On March 15, 2011, we entered into an amendment (the Amendment) of our Bank Credit Agreement. The final terms of the Amendment are as follows:

- A new Term Loan A facility (Term Loan A) of $115.0 million. The Term Loan A bears interest at LIBOR plus 2.25%. The Term Loan A is repayable in quarterly installments, amortizing as follows:
  - 1.875% per quarter commencing March 31, 2012 to December 31, 2012
  - 2.50% per quarter commencing March 31, 2013 to December 31, 2013
  - 3.125% per quarter commencing March 31, 2014 to December 31, 2015
  - remaining unpaid principal due at maturity on March 15, 2016
- We paid down $45.0 million of the outstanding $270.0 million Term Loan B facility (Term Loan B). Interest on the Term Loan B was reduced to LIBOR plus 3.00% with a 1.00% LIBOR floor. Principal will continue to amortize at a rate of $825,000 per quarter through September 30, 2016 ending with a final payment of the remaining unpaid principal due at maturity on October 29, 2016.
- Other amended terms provide us with incremental term loan capacity of $300.0 million and more flexibility to use our cash balances and the Revolving Credit Facility for restricted payments and television acquisitions, including in certain circumstances the ability to make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends and share repurchases.

On April 15, 2011, we completed the redemption of all $70.0 million of the 6.0% Notes at 100% of the face value of such notes. We used the proceeds from our Term Loan A to pay for the redemption. Additionally, we repurchased $12.5 million aggregate principal amount of our 8.375% Notes in the open market using cash on hand.

On December 16, 2011, we further amended certain terms, and raised additional commitments under our Bank Credit Agreement. The final terms of this new amendment are as follows:

- We raised $530.0 million of incremental term loan commitments, which consisted of an additional $372.5 million Term Loan B commitment maturing in October 2016 and priced at LIBOR plus 3.00% with a 1.00% LIBOR floor.
- An additional $157.5 million Term Loan A commitment maturing March 2016 and priced at LIBOR plus 2.25% with no LIBOR floor.
- In addition, we increased our Revolving Credit Facility from $75.4 million to $97.5 million and extended the maturity from 2013 to be coterminous with the Term Loan A maturity of March 2016. Pricing on the Revolving Credit Facility was reduced from LIBOR plus 4.00% with a 2.00% floor to LIBOR plus 2.25% with no LIBOR floor.
- We also amended certain terms of our Bank Credit Agreement, including increased incremental loans capacity, increased television station acquisition capacity and more flexibility under the restrictive covenants.
- We will begin to incur fees on the undrawn commitments beginning January 17, 2012. The fees are calculated based on an annual rate of 0.5% for the Term Loan A, which will increase to 1.0% after March 30, 2012, and 1.5% for the Term Loan B which will increase to 3.0% after March 30, 2012. If we do not complete the Freedom acquisition and draw on the remaining commitments by July 1, 2012, the commitments will expire.

We drew $180.0 million of the additional term loans to fund the previously announced acquisition of assets of Four Points, which closed in January 2012, and intend to draw the remaining $350.0 million of the additional term loans to fund the previously announced acquisition of assets of Freedom, which is expected to close late in the first quarter or early in the second quarter of 2012. As of December 31, 2011, we had $12.0 million drawn on our revolver.

Sources and Uses of Cash

The following table sets forth our cash flows for the years ended December 31, 2011, 2010 and 2009 (in millions):

	2011	2010	2009
Net cash flows from operating activities	**$ 148.5**	$ 155.0	$ 105.4
Cash flows from (used in) investing activities:			
Acquisition of property and equipment	$ (35.8)	$ (11.7)	$ (7.7)
(Increase) decrease in restricted cash	(53.4)	59.6	(64.9)
Purchase of alarm monitoring contracts	(8.9)	(10.1)	(12.3)
Investments in equity and cost method investees	(11.6)	(7.2)	(10.6)
Other	(2.5)	1.3	1.7
Net cash flows (used in) from investing activities	**$ (112.2)**	$ 31.9	$ (93.8)
Cash flows from (used in) financing activities:			
Proceeds from notes payable, commercial bank financing and capital leases	$ 151.7	$ 283.9	$ 980.9
Repayments of notes payable, commercial bank financing and capital leases	(150.4)	(427.4)	(931.6)
Repurchase of Class A Common Stock	—	—	(1.5)
Payments for deferred financing costs	(5.5)	(7.0)	(28.8)
Dividends paid on Class A and Class B Common Stock	(38.4)	(34.2)	(16.0)
Purchase of subsidiary shares from noncontrolling interests	(2.5)	—	(5.0)
Other	(0.2)	(3.4)	(2.8)
Net cash flows used in financing activities	**$ (45.3)**	$ (188.1)	$ (4.8)

Operating Activities

Net cash flows from operating activities decreased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we received less cash receipts from customers, net of cash payments to vendors, in addition to other negative working capital changes, which was partially offset by lower interest and program payments. Additionally, we received net tax refunds in 2010 compared to net cash taxes paid in 2011.

Net cash flows from operating activities increased during the year ended December 31, 2010 compared to the same period in 2009. During 2010, we received more cash receipts from customers, net of cash payments to vendors, which was partially offset by higher interest and program payments. In 2010, we received larger tax refunds than in 2009.

We expect both interest expense and program payments to increase in 2012 compared to 2011.

Investing Activities

With the exception of changes in restricted cash, net cash flows used in investing activities increased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we had higher capital expenditures primarily for news operations and upgrades to our master control systems in order to upgrade these operations to high definition (HD). As of December 31, 2011, 7 out of 13 markets with news were broadcasting in HD and 20 out of 34 markets had HD master control operations. We are planning to add HD news broadcasts in 5 additional markets and HD master control operations in 14 markets over the next 12 months. Additionally, we made more investments in our other operating divisions. Restricted cash increased due to amounts required to be deposited in escrow accounts pursuant to the asset purchase agreements with Four Points and Freedom.

With the exception of restricted cash, net cash flows used in investing activities decreased slightly during the year ended December 31, 2010 compared to the same period in 2009. We decreased our investment in restricted cash in order to use the cash to pay for redemptions of the 3.0% and 4.875% Notes through a combination of tender offers, put rights and open market purchases.

In 2012, we anticipate incurring more capital expenditures than incurred in 2011.

Financing Activities

Net cash flows used in financing activities decreased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we amended our Bank Credit Agreement resulting in a new Term Loan A of $115.0 million and reducing our Term Loan B by $45.0 million. Additionally, we completed the redemption of the remaining $70.0 million of the 6.0% Notes at 100% of the face value of such notes plus accrued and unpaid interest. The redemption of the 6.0% Notes was effected in accordance with the terms of the indenture governing the 6.0% Notes and was funded from the net proceeds of our new Term Loan A.

Net cash flows used in financing activities increased during the year ended December 31, 2010 compared to the same period in 2009. During 2010, we purchased $117.7 million principal amount of our 3.0% Notes, 4.875% Notes and 6.0% Notes pursuant to a combination of tender offers, put rights and open market purchases. We reduced our Term Loan B by $60.0 million through a combination of an early repayment and the amendment of our Bank Credit Agreement in 2010. In addition, we fully extinguished the outstanding $224.7 million principal amount of 8.0% Notes in 2010. During 2010, we issued $250.0 million in principal amount of our 8.375% Notes.

From time to time, we may repurchase additional outstanding debt and stock on the open market. We expect to fund any repurchases with cash generated from operating activities and in some cases, borrowings under our Revolving Credit Facility.

In November 2010, our Board of Directors declared a one-time $0.43 per share dividend on common stock, which was paid in December 2010. During 2011, our Board of Directors declared quarterly dividends on common stock, of $0.12 per share. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011, for total dividend payments of $0.48 per share for the year ended December 31, 2011. In February 2012, our Board of Directors declared a quarterly dividend of $0.12 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A Common Stock and Class B Common Stock holders have the same rights related to dividends. Under our Bank Credit Agreement, in certain circumstances we may make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends, of which $50.0 million may carry over to the next year.

Contractual Obligations

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to acquire future programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table reflects a summary of our contractual cash obligations as of December 31, 2011 and the future periods in which such obligations are expected to be settled in cash (in millions):

CONTRACTUAL OBLIGATIONS RELATED TO CONTINUING OPERATIONS (a)

	Total	2012	2013-2014	2015-2016	2017 and thereafter (b)
Notes payable, capital leases and commercial bank financing (c), (d)	$ 1,654.3	$ 109.3	$ 221.5	$ 442.6	$ 880.9
Notes and capital leases payable to affiliates (c)	29.6	4.9	8.5	6.4	9.8
Operating leases	20.1	3.7	6.5	4.8	5.1
Employment contracts	16.2	9.3	6.3	0.6	—
Program content (e)	316.0	131.5	120.3	43.7	20.5
Programming services (f)	82.2	38.0	20.2	16.7	7.3
Maintenance and support	9.3	2.3	3.8	3.2	—
Other operating contracts	4.3	0.6	0.8	0.8	2.1
LMA and outsourcing agreements (g), (h)	61.1	57.7	1.1	1.1	1.2
Investments and loan commitments (i)	10.9	10.9	—	—	—
Total contractual cash obligations	$ 2,204.0	$ 368.2	$ 389.0	$ 519.9	$ 926.9

(a) Excluded from this table are $26.1 million of accrued unrecognized tax benefits. Due to inherent uncertainty, we can not make reasonable estimates of the amount and period payments will be made.

(b) Includes a one-year estimate of $7.3 million in payments related to contracts that automatically renew. We have not calculated potential payments for years after 2017.

(c) Includes interest on fixed rate debt and capital leases. Estimated interest on our recourse variable rate debt has been excluded. Recourse variable rate debt represents $348.7 million of our $1.2 billion total face value of debt as of December 31, 2011.

(d) During 2011, we borrowed $115.0 million under the Term Loan A and used $45.0 million to pay down the Term Loan B. We used the remaining net proceeds to complete the redemption of all $70.0 million of the 6.0% Notes at 100% of the face value of such notes. Additionally, we repurchased, in the open market, $12.5 million face value of the 8.375% Notes. As of December 31, 2011, we drew $12.0 million on our revolver.

(e) Our Program content includes contractual amounts owed through the expiration date of the underlying agreement for active and future program contracts, network programming and additional advertising inventory in various dayparts, including prime-time and NFL programming. Active program contracts are included in the balance sheet as an asset and liability while future program contracts are excluded until the cost is known, the program is available for its first showing or telecast and the licensee has accepted the program. Industry protocol typically enables us to make payments for program contracts on a three-month lag, which differs from the contractual timing within the table. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the table.

(f) Includes obligations related to rating service fees, music license fees, market research, weather and news services.

(g) Certain LMAs require us to reimburse the licensee owner their operating costs. Certain outsourcing agreements require us to pay a fee to another station for providing non-programming services. The amount will vary each month and, accordingly, these amounts were estimated through the date of the agreements' expiration, based on historical cost experience. Excluded from the table are estimated amounts due pursuant to LMAs and outsourcing agreements where we consolidate the counterparty, as well as, prepayments towards purchase options to acquire the counterparty. These amounts totaled $18.1 million, $14.1 million, $10.6 million and $0.2 million for the periods 2012, 2013-2014, 2015-2016 and 2017 and thereafter, respectively.

(h) Pursuant to the LMA with Freedom, we have made certain guarantees with respect to the financial performance of the Freedom stations, whereby the owners of stations will earn a minimum amount of broadcast cash flow, as defined in the respective agreements. If actual broadcast cash flow is below the stated monthly minimums, the monthly fees we earn for our services under the LMA would be reduced and if the difference between actual broadcast cash flow and the stated minimums is greater than the revenue that we would otherwise earn, we could be required to pay additional amounts related to these guarantees. Since inception of the LMA, December 1, 2011, the broadcast cash flows of the stations exceeded the monthly minimums. Included in the table is the total of the monthly guaranteed amounts for the year ended December 31, 2012 of $56.9 million. We expect to close on the acquisition of the Freedom stations late in the first quarter or early second quarter of 2012. The total of the monthly guaranteed amounts for the first quarter of 2012 is $12.1 million.

(i) Commitments to contribute capital or provide loans to Allegiance Capital, LP, Sterling Ventures Partners, LP and Patriot Capital II, LP.

Off Balance Sheet Arrangements

Off balance sheet arrangements as defined by the SEC means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has: obligations under certain guarantees or contracts; retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations arising out of a material variable interest in an unconsolidated entity. As of December 31, 2011, we do not have any material off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. At times we enter into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt. See *Note 5. Notes Payable and Commercial Bank Financing,* in the Notes to our Consolidated Financial Statements. As of December 31, 2011, we did not have any outstanding derivative instruments.

On March 15, 2011, we entered into an amendment of our Bank Credit Agreement. The amendment includes a new Term Loan A of $115.0 million. Under the amendment, we paid down $45.0 million of the outstanding $270.0 million balance under the Term Loan B. The Term Loan A and Term Loan B bear interest at LIBOR plus 2.25% and LIBOR plus 3.00% (with a 1.00% LIBOR floor on the Term Loan B), respectively. Any outstanding amounts accrue interest with a variable rate and therefore increase our risk to rising interest rates.

On April 15, 2011, we completed the redemption of all $70.0 million of the 6.0% Notes at 100% of the face value of such notes.

On December 16, 2011, we raised additional commitments under, and amended certain terms of our existing Bank Credit Agreement. We added $372.5 million Term Loan B commitment and $157.5 million Term Loan A commitment. In addition, we increased our existing revolving line of credit from $75.4 million to $97.5 million and extended its maturity from 2013 to be coterminous with the Term Loan A maturity of March 2016. Pricing on the revolving line of credit was reduced from LIBOR plus 4.00% with a 2.00% LIBOR floor to LIBOR plus 2.25% with no LIBOR floor.

We are exposed to risk from a change in interest rates to the extent we are required to refinance existing fixed rate indebtedness at rates higher than those prevailing at the time the existing indebtedness was incurred. The fair value of the 4.875% Notes, 3.0% Notes, 8.375% Notes and 9.25% Notes combined was $807.7 million as of December 31, 2011. We estimate that adding 1.0% to prevailing interest rates would result in a decrease in fair value of these notes by $36.6 million as of December 31, 2011. Generally, the fair market value of these notes will decrease as interest rates rise and increase as interest rates fall. We are also exposed to risk from the changing interest rates of our variable rate debt, primarily related to our Bank Credit Agreement. For the year ended December 31, 2011, cash interest expense on our term loans and revolver related to our Bank Credit Agreement was $12.6 million. We estimate that adding 1.0% to respective interest rates would result in an increase in our interest expense of $3.5 million for the year ended December 31, 2011. We also have variable rate debt associated with our other operating divisions. We estimate that adding 1.0% to respective interest rates would result in a negligible amount of additional interest expense for the year ended December 31, 2011.

Under certain circumstances, we have contingent cash interest features related to the 3.0% Notes and the 4.875% Notes. The contingent cash interest feature for both issuances were embedded derivatives which have negligible fair values.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and effectiveness of our disclosure controls and procedures and our internal control over financial reporting as of December 31, 2011.

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the our management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The term "internal control over financial reporting," as defined in Rules 13a-15d-15(f) under the Exchange Act, means a process designed by, or under the supervision of our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures as of December 31, 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

As of December 31,	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,967	$ 21,974
Current portion of restricted cash	—	5,058
Accounts receivable, net of allowance for doubtful accounts of $3,008 and $3,242, respectively	132,915	121,283
Affiliate receivable	252	88
Income taxes receivable	225	—
Current portion of program contract costs	38,906	37,000
Prepaid expenses and other current assets	17,274	6,064
Deferred barter costs	2,238	3,156
Deferred tax assets	4,940	9,658
Total current assets	209,717	204,281
PROGRAM CONTRACT COSTS, less current portion	15,584	8,729
PROPERTY AND EQUIPMENT, net	281,521	272,231
RESTRICTED CASH, less current portion	58,726	223
GOODWILL	660,117	660,017
BROADCAST LICENSES	47,002	47,375
DEFINITE-LIVED INTANGIBLE ASSETS, net	175,341	184,652
OTHER ASSETS	123,409	108,416
Total assets (a)	$ 1,571,417	$ 1,485,924
LIABILITIES AND EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable	$ 8,872	$ 5,952
Accrued liabilities	79,698	68,071
Income taxes payable	—	298
Current portion of notes payable, capital leases and commercial bank financing	38,195	19,556
Current portion of notes payable and capital leases payable to affiliates	3,014	3,196
Current portion of program contracts payable	63,825	68,301
Deferred barter revenues	1,978	2,522
Total current liabilities	195,582	167,896
LONG-TERM LIABILITIES:		
Notes payable, capital leases and commercial bank financing, less current portion	1,148,271	1,169,740
Notes payable and capital leases to affiliates, less current portion	16,545	19,573
Program contracts payable, less current portion	27,625	29,593
Deferred tax liabilities	247,552	210,335
Other long-term liabilities	47,204	45,869
Total liabilities (a)	1,682,779	1,643,006
COMMITMENTS AND CONTINGENCIES (See *Note 9*)		
EQUITY (DEFICIT):		
SINCLAIR BROADCAST GROUP SHAREHOLDERS' EQUITY (DEFICIT):		
Class A Common Stock, $.01 par value, 500,000,000 shares authorized, 52,022,086 and 50,284,052 shares issued and outstanding, respectively	520	503
Class B Common Stock, $.01 par value, 140,000,000 shares authorized, 28,933,859 and 30,083,819 shares issued and outstanding, respectively, convertible into Class A Common Stock	289	301
Additional paid-in capital	617,375	609,640
Accumulated deficit	(734,511)	(771,953)
Accumulated other comprehensive loss	(4,848)	(3,914)
Total Sinclair Broadcast Group shareholders' deficit	(121,175)	(165,423)
Noncontrolling interests	9,813	8,341
Total deficit	(111,362)	(157,082)
Total liabilities and equity (deficit)	$ 1,571,417	$ 1,485,924

The accompanying notes are an integral part of these consolidated financial statements.

(a) Our consolidated total assets as of December 31, 2011 and 2010 include total assets of variable interest entities (VIEs) of $33.5 million and $32.3 million, respectively, which can only be used to settle the obligations of the VIEs. Our consolidated total liabilities as of December 31, 2011 and 2010 include total liabilities of the VIEs of $14.4 million and $26.2 million, respectively, for which the creditors of the VIEs have no recourse to us. See *Note 1: Nature of Operations and Summary of Significant Accounting Policies.*

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands, except per share data)

	2011	2010	2009
REVENUES:			
Station broadcast revenues, net of agency commissions	$ 648,002	$ 655,836	$ 555,110
Revenues realized from station barter arrangements	72,773	75,210	58,182
Other operating divisions revenues	44,513	36,598	43,698
Total revenues	765,288	767,644	656,990
OPERATING EXPENSES:			
Station production expenses	178,612	154,133	142,415
Station selling, general and administrative expenses	123,938	127,091	122,833
Expenses recognized from station barter arrangements	65,742	67,083	48,119
Amortization of program contract costs and net realizable value adjustments	52,079	60,862	73,087
Other operating divisions expenses	39,486	30,916	45,520
Depreciation of property and equipment	32,874	36,307	42,892
Corporate general and administrative expenses	28,310	26,800	25,632
Amortization of definite-lived intangible assets	18,229	18,834	22,355
Gain on asset exchange	—	—	(4,945)
Impairment of goodwill, intangible and other assets	398	4,803	249,799
Total operating expenses	539,668	526,829	767,707
Operating income (loss)	225,620	240,815	(110,717)
OTHER INCOME (EXPENSE):			
Interest expense and amortization of debt discount and deferred financing costs	(106,128)	(116,046)	(80,021)
(Loss) gain from extinguishment of debt	(4,847)	(6,266)	18,465
Income (loss) from equity and cost method investments	3,269	(4,861)	354
Gain on insurance settlement	1,742	344	11
Other income, net	1,717	1,865	1,448
Total other expense	(104,247)	(124,964)	(59,743)
Income (loss) from continuing operations before income taxes	121,373	115,851	(170,460)
INCOME TAX (PROVISION) BENEFIT	(44,785)	(40,226)	32,512
Income (loss) from continuing operations	76,588	75,625	(137,948)
DISCONTINUED OPERATIONS:			
Loss from discontinued operations, net of related income tax provision of ($477), ($77) and ($350), respectively	(411)	(577)	(81)
NET INCOME (LOSS)	76,177	75,048	(138,029)
Net (income) loss attributable to the noncontrolling interests	(379)	1,100	2,335
NET INCOME (LOSS) ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP	$ 75,798	$ 76,148	$ (135,694)
Dividends declared per share	$ 0.48	$ 0.43	$ —
EARNINGS (LOSS) PER COMMON SHARE ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP:			
Basic earnings (loss) per share from continuing operations	$ 0.95	$ 0.96	$ (1.70)
Basic loss per share from discontinued operations	$ (0.01)	$ (0.01)	$ —
Basic earnings (loss) per share	$ 0.94	$ 0.95	$ (1.70)
Diluted earnings (loss) per share from continuing operations	$ 0.95	$ 0.95	$ (1.70)
Diluted loss per share from discontinued operations	$ (0.01)	$ (0.01)	$ —
Diluted earnings (loss) per share	$ 0.94	$ 0.94	$ (1.70)
Weighted average common shares outstanding	80,217	80,245	79,981
Weighted average common and common equivalent shares outstanding	80,532	83,606	79,981
AMOUNTS ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP COMMON SHAREHOLDERS:			
Income (loss) from continuing operations, net of tax	$ 76,209	$ 76,725	$ (135,613)
Loss from discontinued operations, net of tax	(411)	(577)	(81)
Net income (loss)	$ 75,798	$ 76,148	$ (135,694)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands)

	2011	2010	2009
Net income (loss)	$ 76,177	$ 75,048	$ (138,029)
Amortization of net periodic pension benefit costs, net of taxes	(934)	299	(718)
Comprehensive income (loss)	75,243	75,347	(138,747)
Comprehensive (income) loss attributable to the noncontrolling interests	(379)	1,100	2,335
Comprehensive income (loss) attributable to Sinclair Broadcast Group	$ 74,864	$ 76,447	$ (136,412)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands, except share data)

	Sinclair Broadcast Group Shareholders								
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity (Deficit)
	Shares	Value	Shares	Value					
BALANCE, December 31, 2008	46,510,647	$ 465	34,453,859	$ 345	$ 605,865	$ (678,182)	$ (3,495)	$ 16,302	$ (58,700)
Class A Common Stock issued pursuant to employee benefit plans	401,423	4	—	—	1,378	—	—	—	1,382
Class B Common Stock converted into Class A Common Stock	2,000,000	20	(2,000,000)	(20)	—	—	—	—	—
Contribution from noncontrolling interests, net of distributions	—	—	—	—	—	—	—	26	26
Purchase of subsidiary shares from noncontrolling interests	—	—	—	—	(220)	—	—	(4,807)	(5,027)
Repurchase of 1,536,633 shares of Class A Common Stock	(1,536,633)	(15)	—	—	(1,439)	—	—	—	(1,454)
Removal of noncontrolling interests deficit related to disposition of other operating divisions companies	—	—	—	—	—	—	—	542	542
Tax provision on employee stock awards	—	—	—	—	(244)	—	—	—	(244)
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	—	—	(718)	—	(718)
Net loss	—	—	—	—	—	(135,694)	—	(2,335)	(138,029)
BALANCE, December 31, 2009	47,375,437	$ 474	32,453,859	$ 325	$ 605,340	$ (813,876)	$ (4,213)	$ 9,728	$(202,222)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands, except share data)

	Sinclair Broadcast Group Shareholders								
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity (Deficit)
	Shares	Value	Shares	Value					
BALANCE, December 31, 2009	47,375,437	$ 474	32,453,859	$ 325	$ 605,340	$ (813,876)	$ (4,213)	$ 9,728	$ (202,222)
Dividends declared on Class A and Class B Common Stock	—	—	—	—	—	(34,225)	—	—	(34,225)
Class A Common Stock issued pursuant to employee benefit plans	538,575	5	—	—	4,423	—	—	—	4,428
Class B Common Stock converted into Class A Common Stock	2,370,040	24	(2,370,040)	(24)	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(287)	(287)
Tax provision on employee stock awards	—	—	—	—	(123)	—	—	—	(123)
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	—	—	299	—	299
Net income (loss)	—	—	—	—	—	76,148	—	(1,100)	75,048
BALANCE, December 31, 2010	50,284,052	$ 503	30,083,819	$ 301	$ 609,640	$ (771,953)	$ (3,914)	$ 8,341	$(157,082)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands, except share data)

	Sinclair Broadcast Group Shareholders								
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity (Deficit)
	Shares	Value	Shares	Value					
BALANCE, December 31, 2010	50,284,052	$ 503	30,083,819	$ 301	$ 609,640	$ (771,953)	$ (3,914)	$ 8,341	$ (157,082)
Dividends declared on Class A and Class B Common Stock	—	—	—	—	—	(38,356)	—	—	(38,356)
Class A Common Stock issued pursuant to employee benefit plans	586,759	5	—	—	5,826	—	—	—	5,831
Class B Common Stock converted into Class A Common Stock	1,149,960	12	(1,149,960)	(12)	—	—	—	—	—
Class A Common Stock sold by variable interest entity	—	—	—	—	1,808	—	—	—	1,808
6% Notes converted into Class A Common Stock	1,315	—	—	—	30	—	—	—	30
Tax benefit on share based awards	—	—	—	—	734	—	—	—	734
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(270)	(270)
Issuance of subsidiary share awards	—	—	—	—	—	—	—	3,201	3,201
Purchase of subsidiary shares from noncontrolling interests	—	—	—	—	(663)	—	—	(1,838)	(2,501)
Amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	—	—	(934)	—	(934)
Net income	—	—	—	—	—	75,798	—	379	76,177
BALANCE, December 31, 2011	52,022,086	$ 520	28,933,859	$ 289	$ 617,375	$ (734,511)	$ (4,848)	$ 9,813	$(111,362)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands)

	2011	2010	2009
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:			
Net income (loss)	$ 76,177	$ 75,048	$ (138,029)
Adjustments to reconcile net (loss) income to net cash flows from operating activities:			
Amortization of debt discount, net of debt premium	3,347	4,963	10,286
Depreciation of property and equipment	33,153	36,563	43,217
Recognition of deferred revenue	(17,472)	(25,967)	(25,512)
Impairment of goodwill, intangible and other assets	398	4,803	249,799
Amortization of definite-lived intangible assets	18,229	18,834	22,355
Amortization of program contract costs and net realizable value adjustments	52,079	60,862	73,087
Loss (gain) on extinguishment of debt, non-cash portion	4,985	5,525	(18,465)
Original debt issuance discount paid	(13,785)	(14,393)	(18,176)
Deferred tax provision (benefit)	43,972	38,636	(24,949)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
(Increase) decrease in accounts receivable, net	(11,616)	(14,491)	823
Decrease (increase) in income taxes receivable	74	8,073	(5,739)
(Increase) decrease in prepaid expenses and other current assets	(10,449)	196	—
(Increase) decrease in other assets	(1,247)	393	6,778
Increase in accounts payable and accrued liabilities	25,064	33,312	12,654
(Decrease) increase in income taxes payable	(780)	298	—
Increase (decrease) in other long-term liabilities	2,199	(881)	—
Payments on program contracts payable	(67,319)	(88,992)	(82,184)
Other, net	11,504	12,179	(509)
Net cash flows from operating activities	148,513	154,961	105,436
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Acquisition of property and equipment	(35,835)	(11,694)	(7,693)
Purchase of alarm monitoring contracts	(8,850)	(10,106)	(12,291)
(Increase) decrease in restricted cash	(53,445)	59,602	(64,883)
Distributions from equity and cost method investees	2,632	894	1,501
Investments in equity and cost method investees	(11,577)	(7,224)	(10,601)
Investment in debt securities	(4,911)	—	—
Payments for acquisitions of assets of other operating divisions	(3,072)	—	—
Proceeds from the sale of assets	69	110	126
Proceeds from insurance settlements	1,739	372	—
Proceeds from the sale of equity method investment	1,166	—	—
Loans to affiliates	(406)	(136)	(162)
Proceeds from loans to affiliates	242	117	157
Net cash flows (used in) from investing activities	(112,248)	31,935	(93,846)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Proceeds from notes payable, commercial bank financing and capital leases	151,733	283,930	980,875
Repayments of notes payable, commercial bank financing and capital leases	(150,447)	(427,421)	(931,566)
Proceeds from share based awards, including excess tax benefits of $0.7 million, $0 million and $0 million, respectively	1,794	—	—
Purchase of subsidiary shares from noncontrolling interests	(2,501)	—	(5,000)
Repurchase of Class A Common Stock	—	—	(1,454)
Dividends paid on Class A and Class B Common Stock	(38,356)	(34,225)	(16,038)
Payments for deferred financing costs	(5,483)	(7,020)	(28,815)
Proceeds from Class A Common Stock sold by variable interest entity	1,808	—	—
Noncontrolling interests (distributions) contributions	(610)	(287)	26
Repayments of notes and capital leases to affiliates	(3,210)	(3,123)	(2,864)
Net cash flows used in financing activities	(45,272)	(188,146)	(4,836)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,007)	(1,250)	6,754
CASH AND CASH EQUIVALENTS, beginning of year	21,974	23,224	16,470
CASH AND CASH EQUIVALENTS, end of year	$ 12,967	$ 21,974	$ 23,224

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, Inc. is a diversified television broadcasting company that owns or provides certain programming, operating or sales services to television stations pursuant to broadcasting licenses that are granted by the Federal Communications Commission (the FCC or Commission). We currently own, provide programming and operating services pursuant to local marketing agreements (LMAs) or provide, or are provided, sales services pursuant to outsourcing agreements to 73 television stations in 45 markets, as of December 31, 2011. For the purpose of this report, these 73 stations are referred to as "our" stations. Our broadcast group is a single reportable segment for accounting purposes and includes the following network affiliations: FOX (20 stations); MyNetworkTV (18 stations; not a network affiliation, however is branded as such); ABC (11 stations); The CW (13 stations); CBS (9 stations); NBC (1 station) and Azteca (1 station). In addition, certain stations broadcast programming on second and third digital signals through network affiliation or program service arrangements with TheCoolTV, The Country Network, CBS (rebroadcasted content from other primary channels within the same market), The CW, MyNetworkTV, This TV, LATV, Azteca, Telemundo and Estrella TV.

In September 2011, we entered into a definitive agreement to purchase the broadcast assets of Four Points Media (Four Points) for $200 million. Four Points owns and operates seven stations in four markets, reaching 2.65% of the U.S. TV households. Effective October 1, 2011, we were providing sales, programming and management services for the stations in consideration of both service fees and performance incentives pursuant to a LMA until the closing of the acquisition. On January 3, 2012, we closed the asset acquisition of Four Points for $200 million, with an effective date of January 1, 2012. We financed the acquisition with a $180 million draw under a recently raised incremental Term B Loan commitment under our amended Bank Credit Agreement plus a $20 million cash escrow previously paid. See *Note 5. Notes Payable and Commercial Bank Financing* for more information. Four Points has the following network affiliations: CBS (2 stations); The CW (2 stations) MyNetworkTV (2 stations) and Azteca (1 station). The affiliation totals for Four Points are included in the consolidated network affiliation totals above.

In November 2011, we entered into a definitive agreement to purchase the broadcast assets of Freedom Communications (Freedom) for $385.0 million. Freedom owns and operates eight stations in seven markets, reaching 2.63% of the U.S. TV households. The transaction is subject to approval by the FCC. Effective December 1, 2011, we began providing sales, programming and management services for the stations in consideration of service fees pursuant to a LMA and expect to fund and close the acquisition late in the first quarter or early in the second quarter of 2012. Upon closing, we expect to finance the $385.0 million purchase price, less a $38.5 million deposit, with remaining commitments available under our amended Bank Credit Agreement. See *Note 5. Notes Payable and Commercial Bank Financing* for more information. Freedom has the following network affiliations: CBS (5 stations); ABC (2 stations) and The CW (1 station). The affiliation totals for Freedom are included in the consolidated network affiliation totals above.

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and variable interest entities (VIEs) for which we are the primary beneficiary. Noncontrolling interest represents a minority owner's proportionate share of the equity in certain of our consolidated entities. All intercompany transactions and account balances have been eliminated in consolidation.

Variable Interest Entities

In June 2009, the Financial Accounting Standards Board (FASB) issued amended guidance on the consolidation of VIEs. The intent of this guidance is to improve financial reporting by enterprises involved with VIEs and to provide more relevant and reliable information to users of financial statements. The new guidance requires a number of new disclosures and we are required to perform ongoing reassessments of whether we are the primary beneficiary of a VIE for financial reporting purposes. For us, this guidance was effective as of January 1, 2010.

In determining whether we are the primary beneficiary of a VIE for financial reporting purposes, we consider whether we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether we have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. We consolidate VIEs when we are the primary beneficiary. The assets of our consolidated VIEs can only be used to settle the obligations of the VIE. All the liabilities, including debt held by our VIEs, are non-recourse to us. However, our senior secured credit facility (Bank Credit Agreement) contains cross-default provisions with the VIE debt of Cunningham Broadcasting Corporation (Cunningham). See *Note 10. Related Person Transactions* for more information.

We have entered into LMAs to provide programming, sales and managerial services for television stations of Cunningham, the license owner of seven television stations as of December 31, 2011. We pay LMA fees to Cunningham and also reimburse all operating expenses. We also have an acquisition agreement in which we have a purchase option to buy the license assets of the television stations which includes the FCC license and certain other assets used to operate the station (License Assets). Our applications to acquire the FCC licenses are pending approval. We own the majority of the non-license assets of the Cunningham stations and our Bank Credit Agreement contain certain cross-default provisions with Cunningham whereby a default by Cunningham caused by insolvency would cause an event of default under our Bank Credit Agreement. We have determined that the Cunningham stations are VIEs and that based on the terms of the agreements, the significance of our investment in the stations and the cross-default provisions with our Bank Credit Agreement, we are the primary beneficiary of the variable interests because we have the power to direct the activities which significantly impact the economic performance of the VIE through the sales and managerial services we provide and we absorb losses and returns that would be considered significant to Cunningham. See *Note 10. Related Person Transactions* for more information on our arrangements with Cunningham. Included in the accompanying consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 are net revenues of $90.3 million, $94.3 million and $80.4 million, respectively, that relate to LMAs with Cunningham.

We have outsourcing agreements with certain other license owners, under which we provide certain non-programming related sales, operational and administrative services. We pay a fee to the license owners based on a percentage of broadcast cash flow and we reimburse all operating expenses. We also have a purchase option to buy the License Assets. For the same reasons noted above regarding the LMAs with Cunningham, we have determined that the outsourced license station assets are VIEs and we are the primary beneficiary. Included in the accompanying consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 are net revenues of $11.9 million, $13.2 million and $10.0 million, respectively, that relate to these arrangements.

As of the dates indicated, the carrying amounts and classification of the assets and liabilities of the VIEs mentioned above which have been included in our consolidated balance sheets as of December 31, 2011 and 2010 were as follows (in thousands):

ASSETS	2011	2010
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,739	$ 5,319
Income taxes receivable	142	—
Current portion of program contract costs	413	480
Prepaid expenses and other current assets	99	105
Total current asset	3,393	5,904
PROGRAM CONTRACT COSTS, less current portion	271	491
PROPERTY AND EQUIPMENT, net	6,658	7,461
GOODWILL	6,357	6,357
BROADCAST LICENSES	4,208	4,183
DEFINITE-LIVED INTANGIBLE ASSETS, net	6,601	6,959
OTHER ASSETS	5,980	914
Total assets	$ 33,468	$ 32,269
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable	$ 37	$ 37
Accrued liabilities	315	773
Income taxes payable	—	44
Current portion of notes payable, capital leases and commercial bank financing	11,074	11,056
Current portion of program contracts payable	373	649
Total current liabilities	11,799	12,559
LONG-TERM LIABILITIES:		
Notes payable, capital leases and commercial bank financing, less current portion	2,411	13,484
Program contracts payable, less current portion	173	190
Total liabilities	$ 14,383	$ 26,233

The amounts above represent the consolidated assets and liabilities of the VIEs related to our LMAs with Cunningham and outsourcing agreements, for which we are the primary beneficiary, and have been aggregated as they all relate to our broadcast business. Excluded from the amounts above are yearly payments made to Cunningham under the LMA which are treated as a prepayment of the purchase price of the stations and capital leases between us and Cunningham which are eliminated in consolidation. The total payment made under these LMAs as of December 31, 2011 and 2010, which are excluded from liabilities above, were $22.7 million and $11.7 million, respectively. The total capital lease assets excluded from above were $11.8 million for each of the years ended December 31, 2011 and 2010, respectively. The risk and reward characteristics of the VIEs are similar.

Under the previously applicable accounting guidance for consolidation, we had determined that we had a variable interest in four real estate ventures and that we were the primary beneficiary of those VIEs and should consolidate the assets and liabilities of those entities. However, under the new accounting guidance for consolidation which was effective January 1, 2010, we no longer consider one of these investments to be a VIE since the investment does not meet the VIE criteria under the new accounting guidance. We still consolidate the assets and liabilities of this entity pursuant to other accounting guidance based on voting-interests. Under the new accounting guidance for consolidation, we no longer consider ourselves the primary beneficiary of the other three real estate ventures since, as the manager of the venture, the other partner holds the power to direct activities that significantly impact the economic performance of the VIE and can participate in returns that would be considered significant to the VIE. The effect of this change was not material to our consolidated financial statements.

In the fourth quarter of 2011, we began providing sales, programming and management services to the Four Points and Freedom stations pursuant to LMAs. We have determined that the Four Points and Freedom stations are VIEs based on the terms of the agreements. We are not the primary beneficiary because the station owners have the power to direct the activities of the VIEs that most significantly impact the economic performance of the VIEs. In the consolidated statements of operations for the year ended December 31, 2011 are net revenues of $10.8 million and station production expenses of $7.7 million related to the Four Points and Freedom LMAs.

We have investments in other real estate ventures and investment companies which are considered VIEs. However, we do not participate in the management of these entities including the day-to-day operating decisions or other decisions which would allow us to control the entity, and therefore, we are not considered the primary beneficiary of these VIEs. We account for these entities using the equity or cost method of accounting.

The carrying amounts of our investments in these VIEs for which we are not the primary beneficiary as of December 31, 2011 and 2010 are as follows (in thousands):

	2011		2010	
	Carrying amount	Maximum exposure	Carrying amount	Maximum exposure
Investments in real estate ventures	**$ 8,009**	**$ 8,009**	$ 7,769	$ 7,769
Investments in investment companies	**26,276**	**26,276**	24,872	24,872
Total	**$ 34,285**	**$ 34,285**	$ 32,641	$ 32,641

The carrying amounts above are included in other assets in the consolidated balance sheets. The income and loss related to these investments are recorded in income from equity and cost method investments in the consolidated statement of operations. We recorded income of, $2.8 million, $2.1 million and a loss of $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Or maximum exposure is equal to the carrying value of our investments. As of December 31, 2011 and December 31, 2010, our unfunded commitments related to private equity investment funds totaled $10.9 million and $14.9 million, respectively.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Nonmonetary Asset Exchanges

In 2004, Sprint Nextel Corporation (Nextel) agreed to relocate its airwaves to end interference between its cellular signals and the wireless signals used by the country's public safety agencies. As part of this agreement, the FCC granted Nextel the right to a certain spectrum within the 1.9 GHz band that was used by television broadcasters for electronic news gathering. Accordingly, Nextel entered into agreements with several of our stations to exchange our existing analog equipment for comparable digital equipment. As equipment was exchanged and placed in service, we recorded a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished. The equipment is recorded at the estimated fair market value and is depreciated over a useful life of eight years. For the year ended December 31, 2009 we recorded a gain of $4.9 million for the equipment received. We received all applicable equipment pursuant to the agreement in 2009.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued amended guidance with respect to goodwill impairment. The amended guidance requires that step two of the goodwill impairment test be performed if the carrying amount of a reporting unit is zero or negative and it is more likely than not that a goodwill impairment exists based on any adverse qualitative factors including an evaluation of the triggering circumstances noted in the guidance. The change is effective for fiscal years and interim periods within those years beginning after December 15, 2010. This guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued new guidance for fair value measurements. The purpose of the new guidance is to have a consistent definition of fair value between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS). Many of the amendments to GAAP are not expected to have a significant impact on practice; however, the new guidance does require new and enhanced disclosure about fair value measurements. The amendments are effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively. We do not believe that this guidance will have a material impact on our consolidated financial statements but may require changes to our fair value disclosures.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income in the financial statements. The new guidance does not make any changes to the components that are recognized in net income or other comprehensive income but rather allows an entity to choose whether to present items of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. Each component of net income and other comprehensive income along with their respective totals would need to be displayed under either alternative. The new guidance is effective for fiscal years beginning after December 15, 2011. We adopted this guidance during the year ended December 31, 2011, which did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued the final Accounting Standards Update for goodwill impairment testing. The standard allows an entity to first consider qualitative factors when deciding whether it is necessary to perform the current two-step goodwill impairment test. An entity would need to perform step-one if it determines qualitatively that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The changes are effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this new guidance in the fourth quarter of 2011 in completing our annual impairment analysis. See *Note 4. Goodwill, Broadcast Licenses and Other Intangible Assets* for further discussion of the results of our goodwill impairment analysis. This guidance impacts how we perform the annual goodwill impairment test; however, it will not impact our consolidated financial statements as the guidance will not impact the timing or amount of any resulting impairment charges.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

In October 2009, we established a cash collateral account with the proceeds from the sale of 9.25% Senior Secured Second Lien Notes due 2017 (the 9.25% Notes). The cash collateral account restricted the use of cash therein to repurchase the 3.0% Convertible Senior Notes due 2027 (the 3.0% Notes) and our 4.875% Convertible Senior Notes due 2018 (the 4.875% Notes) upon, or prior to, the expiration of the put periods for such notes in May 2010 and January 2011, respectively. Upon expiration of the put period for the 4.875% Notes in January 2011, the unused cash was used to reduce our overall debt balance pursuant to our Bank Credit Agreement. See *Note 5. Notes Payable and Commercial Bank Financing* for more information. During 2010, we used

$53.6 million of restricted cash to repurchase a portion of the outstanding 3.0% and 4.875% Notes. As of December 31, 2010, all of the restricted cash classified as current related to the 4.875% Notes' January 2011 put option.

Upon entering into definitive agreements to purchase assets of Four Points and Freedom in September 2011 and November 2011, respectively, we were required to deposit 10% of the purchase price for each acquisition into an escrow account. As of December 31, 2011, $58.5 million in restricted cash classified as noncurrent relates to the amount held in escrow for these pending acquisitions.

Additionally, under the terms of certain lease agreements, as of December 31, 2011 and 2010, we were required to hold $0.2 million of restricted cash related to the removal of analog equipment from some of our leased towers.

Accounts Receivable

Management regularly reviews accounts receivable and determines an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

A rollforward of the allowance for doubtful accounts for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	2011	2010	2009
Balance at beginning of period	**$ 3,242**	$ 2,932	$ 3,327
Charged to expense	**751**	703	1,381
Net write-offs	**(985)**	(393)	(1,776)
Balance at end of period	**$ 3,008**	$ 3,242	$ 2,932

Programming

We have agreements with distributors for the rights to television programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet where the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement and the program is available for its first showing or telecast. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. With the exception of one-year contracts amortization of program contract costs is computed using either a four-year accelerated method or based on usage, whichever method results in the earliest recognition of amortization for each program. Program contract cost are amortized on a straight-line basis for one-year contracts. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

Estimated net realizable values are based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. We perform a net realizable value calculation quarterly for each of our program contract costs in accordance with FASB guidance on Financial Reporting for Broadcasters. We utilize sales information to estimate the future revenue of each commitment and measure that amount against the commitment. If the estimated future revenue is less than the amount of the commitment, a loss is recorded in amortization of program contract costs and net realizable value adjustments in the consolidated statements of operations.

Barter Arrangements

Certain program contracts provide for the exchange of advertising airtime in lieu of cash payments for the rights to such programming. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Program service arrangements are accounted for as station barter arrangements, however, network affiliation programming is excluded from these calculations. Revenues are recorded as revenues realized from station barter arrangements and the corresponding expenses are recorded as expenses recognized from station barter arrangements. In conjunction with the 2009 termination of our MyNetworkTV affiliation agreements described in *Note 9. Commitments and Contingencies*, in September 2009 our relationship with MyNetworkTV changed to a program service arrangement and is accounted for as a station barter arrangement.

We broadcast certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received and are included in station production expenses and station selling, general and administrative expenses, as applicable. Deferred barter revenues are recognized as the related advertising is aired and are recorded in revenues realized from station barter arrangements.

Other Assets

Other assets as of December 31, 2011 and 2010 consisted of the following (in thousands):

	2011	2010
Equity and cost method investments	$ 80,539	$ 76,275
Unamortized costs related to debt issuances	34,590	30,017
Other	8,280	2,124
Total other assets	$ 123,409	$ 108,416

We have equity and cost method investments primarily in private investment funds and real estate ventures. These investments are included in our other operating divisions segment. In the event that one or more of our investments are significant, we are required to disclose summarized financial information. For the years ended December 31, 2011, 2010, and 2009, none of our investments were significant individually or in the aggregate.

When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess whether a loss in value has occurred related to the investment. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any investments that indicate a potential impairment, we estimate the fair values of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. For the year ended December 31, 2010, we recorded impairments of $6.7 million related to three of our investments. The impairments are recorded in the gain (loss) from equity and cost method investees in our consolidated statement of operations. No impairment was recorded for the years ended December 31, 2011 or 2009.

Impairment of Intangible and Long-Lived Assets

The accounting guidance for goodwill and other intangible assets requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually, or when events or changes in circumstances indicate that impairment potentially exists. Beginning with the annual goodwill impairment test in 2011, which we perform each year in the fourth quarter, we applied a qualitative assessment to assess whether it is more likely than not a reporting unit has been impaired. Our qualitative assessment includes, but is not limited to, assessing the changes in macroeconomics conditions, regulatory environment, industry and market conditions, and the specific financial performance of the reporting units, as well as any other events or circumstances specific to the reporting units. If we conclude that it is more likely than not that a reporting unit is impaired, we will apply the quantitative two-step method. In the first step, the Company determines the fair value of the reporting unit and compares that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including quoted market prices, observed earnings/cash flow multiples paid for comparable television stations and discounted cash flow models. If the net book value of the reporting unit were to exceed the fair value, we would then perform the second step of the impairment test, which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill to determine the implied fair value. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount. Prior to 2011, the annual impairment test for goodwill was performed using the quantitative two-step method described above, for all reporting units. For our annual impairment test for indefinite-lived intangibles, broadcast licenses, we compare the fair value of the broadcast licenses, at a market level, to the carrying amount of those same broadcast licenses. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

We aggregate our stations by market for purposes of our goodwill impairment testing. We believe that our markets are most representative of our broadcast reporting units because segment management views, manages and evaluates our stations on a market basis. Furthermore, in our markets operated as duopolies, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. When performing the quantitative two-step method, we estimate the fair market value of our reporting units using a combination of quoted market prices, observed earnings/cash flow multiples paid for comparable television stations, and discounted cash flow models. Our discounted cash flow model is based on our judgment of future market conditions within each designated market area, as well as discount rates that would be used by market participants in an arms-length transaction.

When evaluating our broadcast licenses for impairment, the testing is done at the unit of accounting level using the income approach method. The income approach method involves an eight-year model that incorporates several variables, including, but not limited to, discounted cash flows of a typical market participant, market revenue and long term growth projections, estimated market share for the typical participant and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on the weighted-average cost of capital of the television broadcast industry.

We periodically evaluate our long-lived assets for impairment and continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We evaluate the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time that such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are tested for impairment by comparing their estimated fair value to the carrying value. We typically estimate fair value using discounted cash flow models and appraisals. See *Note 4. Goodwill and Other Intangible Assets*, for more information.

Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Compensation and employee insurance	**$ 16,665**	$ 16,637
Interest	**12,191**	13,528
Other accruals relating to operating expenses	**37,498**	29,027
Deferred revenue	**13,344**	8,879
Total accrued liabilities	**$ 79,698**	$ 68,071

We expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of all available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2011, valuation allowances have been provided for a substantial amount of our available state net operating losses. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with income tax accounting guidance.

Supplemental Information – Statements of Cash Flows

During 2011, 2010 and 2009, we had the following cash transactions (in thousands):

	2011	2010	2009
Income taxes paid related to continuing operations	**$ 897**	$ 1,211	$ 537
Income tax refunds received related to continuing operations	$ 5	$ 8,435	$ 2,975
Interest paid	**$ 98,643**	$ 110,833	$ 61,266

Non-cash barter and trade expense are presented on the face of the consolidated statements of operations. Non-cash transactions related to capital lease obligations were $2.3 million, $1.4 million and $2.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Revenue Recognition

Total revenues include: (i) cash and barter advertising revenues, net of agency commissions; (ii) retransmission consent fees; (iii) network compensation; (iv) other broadcast revenues and (v) revenues from our other operating divisions.

Advertising revenues, net of agency commissions, are recognized in the period during which time spots are aired.

Our retransmission consent agreements contain both advertising and retransmission consent elements. We have determined that our retransmission consent agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting at fair value. Revenue applicable to the advertising element of the arrangement is recognized similar to the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized over the life of the agreement.

Network compensation revenue is recognized over the term of the contract. All other significant revenues are recognized as services are provided.

Advertising Expenses

Advertising expenses are recorded in the period when incurred and are included in station production expenses. Total advertising expenses from continuing operations, net of advertising co-op credits, were $8.7 million, $6.2 million and $3.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Financial Instruments

Financial instruments, as of December 31, 2011 and 2010, consisted of cash and cash equivalents, trade accounts receivable, notes receivable (which are included in other current assets), accounts payable, accrued liabilities and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 5. Notes Payable and Commercial Bank Financing,* for additional information regarding the fair value of notes payable.

Pension

We are required to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our pension plan in our consolidated financial statements. As of December 31, 2011 and 2010, we held a liability of $4.6 million and $3.2 million, respectively, representing the under funded status of our defined benefit pension plan.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

2. STOCK-BASED COMPENSATION PLANS:

Description of Awards

We have seven types of stock-based compensation awards: compensatory stock options (options), restricted stock awards (RSAs), an employee stock purchase plan (ESPP), employer matching contributions (the Match) for participants in our 401(k) plan, stock-settled appreciation rights (SARs), subsidiary stock awards and stock grants to our non-employee directors. Stock-based compensation expense has no effect on our consolidated cash flows. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

Options. In June 1996, our Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan (LTIP). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Options granted pursuant to the LTIP must be exercised within 10 years following the grant date. A total of 14,000,000 shares of Class A Common Stock are reserved for awards under this plan. As of December 31, 2011, 9,955,309 shares (including forfeited shares) were available for future grants. We have not issued any options subsequent to accelerating the vesting in 2005.

The following is a summary of changes in outstanding stock options:

	Options	Weighted-Average Exercise Price	Exercisable	Weighted-Average Exercise Price
Outstanding at December 31, 2010	300,500	$ 10.81	300,500	$ 10.81
2011 Activity:				
Granted	—	—	—	—
Exercised	(113,450)	12.12	—	—
Cancelled	(8,050)	11.09	—	—
Outstanding at December 31, 2011	179,000	$ 11.69	179,000	$ 11.69

RSAs. RSAs are granted to employees pursuant to the LTIP. RSAs issued in 2011 and 2010 have certain restrictions that lapse over two years at 50% and 50%, respectively. RSAs issued prior to 2010 have certain restrictions that lapse over three years at 25%, 25% and 50%, respectively. As the restrictions lapse, the Class A Common Stock may be freely traded on the open market. Unvested RSAs are entitled to dividends. The fair value assumes the value of the stock on the trading date immediately prior to the grant date.

The following is a summary of changed in unvested restricted stock:

	RSAs	Weighted-Average Price
Unvested shares at December 31, 2010	220,750	$ 6.44
2011 Activity:		
Granted	91,000	12.07
Vested	(134,250)	6.88
Forfeited	(3,000)	9.96
Unvested shares at December 31, 2011	174,500	$ 8.97

For the years ended December 31, 2011, 2010 and 2009, we recorded compensation expense of $1.0 million, $0.8 million and $0.6 million, respectively. The majority of the unrecognized compensation expense of $0.7 million, as of December 31, 2011, will be recognized in 2012.

ESPP. In March 1998, the Board of Directors adopted, subject to approval of the shareholders, the ESPP. The ESPP provides our employees with an opportunity to become shareholders through a convenient arrangement for purchasing shares of Class A Common Stock. On the first day of each payroll deduction period, each participating employee receives options to purchase a number of shares of our common stock with money that is withheld from his or her paycheck. The number of shares available to the participating employee is determined at the end of the payroll deduction period by dividing the total amount of money withheld during the payroll deduction period by the exercise price of the options (as described below). Options granted under the ESPP to employees are automatically exercised to purchase shares on the last day of the payroll deduction period unless the participating employee has, at least thirty days earlier, requested that his or her payroll contributions stop. Any cash accumulated in an employee's account for a period in which an employee elects not to participate is distributed to the employee.

The initial exercise price for options under the ESPP is 85% of the lesser of the fair market value of the common stock as of the first day of the quarter and as of the last day of that quarter. No participant can purchase more than $25,000 worth of our common stock over all payroll deduction periods ending during the same calendar year. We value the stock options under the ESPP using the Black-Scholes option pricing model, which incorporates the following assumptions as of December 31, 2011, 2010 and 2009:

	2011	2010	2009
Risk-free interest rate	0.4%	0.3%	0.3%
Expected life	3 months	3 months	3 months
Expected volatility	38%-67%	64%-88%	94%-137%
Weighted average volatility	51%	77%	106%
Annual dividend yield	3.8%-6.6%	—	—
Weighted average dividend yield	5.4%	—	—

We use the Black-Scholes model as opposed to a lattice pricing model because employee exercise patterns are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with short-term maturities that approximate the expected life of the options. The expected life is based on the approximate number of days in the quarter assuming the option was issued on the first day of the quarter. The expected volatility is based on our historical stock prices over the previous three month period. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

The stock-based compensation expense recorded related to the ESPP for the years ended December 31, 2011, 2010 and 2009 was $0.1 million, $0.2 million and $0.3 million, respectively. Less than 0.1 million shares were issued to employees during the year ended December 31, 2011.

Match. The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount, company-matching contributions (the Match) and an additional discretionary amount determined each year by the Board of Directors. The Match and any additional discretionary contributions may be made using our Class A Common Stock if the Board of Directors so chooses. Typically, we make the Match using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) plan. The amount of shares of our Class A Common Stock used to make the Match is determined using the closing price on or about March 1st of each year for the previous calendar year's Match. The Match is discretionary and is equal to a maximum of 50% of elective deferrals by eligible employees, capped at 4% of the employee's total cash compensation. For the years ended December 31, 2011 and 2010, we recorded $1.3 million and $1.5 million, respectively, of compensation expense related to the Match. We did not make a 401(k) plan Match in 2009.

SARs. On March 22, 2011, 300,000 SARs were granted to David Smith, our President and Chief Executive Officer, pursuant to the LTIP. The base value of each SAR is $12.07 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $2.2 million. On March 12, 2010, 300,000 SARs were granted to David Smith, pursuant to the LTIP. The base value of each SAR is $5.75 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $1.6 million. No SARs were granted in 2009. The SARs have a 10-year term and vest immediately. We valued the SARs using the Black-Scholes model and the following assumptions:

	2011	2010
Risk-free interest rate	**3.60%**	3.85%
Expected life	**10 years**	10 years
Expected volatility	**67.94%**	110.38%
Annual dividend yield	**2.27%**	0.00%

For the years ended December 31, 2011 and 2010, we recorded compensation expense, at the grant date, of $2.2 million and $1.6 million, respectively, related to these grants. In 2011, David Smith exercised 650,000 of his SARs for 237,947 shares. During 2011 and 2010, these SARs increased the weighted average shares outstanding for purposes of determining dilutive earnings per share. During 2009, these SARs had no effect on the shares used in our diluted loss per share, as they were anti-dilutive. As of December 31, 2011, 500,000 SARs were outstanding.

Subsidiary Stock Awards. From time to time, we grant subsidiary stock awards to employees. The subsidiary stock is typically in the form of a membership interest in a consolidated limited liability company, not traded on a public exchange and valued based on the estimated fair value of the subsidiary. Fair value is typically estimated using discounted cash flow models and appraisals. These stock awards vest immediately. For the year ended December 31, 2011, we recorded compensation expense of $2.9 million related to these awards. We did not issue any subsidiary stock awards in 2010 or 2009. During the year ended December 31, 2011, we purchased $2.5 million of subsidiary shares from noncontrolling interests. These awards have no effect on the shares used in our basic and diluted earnings per share.

Stock Grants to Non-Employee Directors. In addition to directors fees paid, on the date of each of our annual meetings of shareholders, each non-employee director receives a grant of shares of Class A Common Stock pursuant to the LTIP. In 2011, 2010 and 2009, each non-employee director received 5,000 shares, respectively. On June 3, 2011, June 3, 2010 and June 4, 2009, we granted 25,000 shares that had a fair value of $9.39 per share, 25,000 shares that had a fair value of $6.61 per share and 25,000 shares that had a fair value of $2.09 per share, respectively. The fair value assumes the closing value of the stock on the date of grant. We recorded an expense of $0.2 million for each of the years ended December 31, 2011 and 2010 and less than $0.1 million on the date of grant for the year ended December 31, 2009, respectively. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted earnings (loss) per share.

3. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Station equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under capital leases	Lease term

Property and equipment consisted of the following as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Land and improvements	$ 20,303	$ 20,183
Real estate held for development and sale	55,517	54,474
Buildings and improvements	98,283	93,514
Station equipment	306,041	341,022
Office furniture and equipment	37,305	44,735
Leasehold improvements	14,495	15,336
Automotive equipment	12,578	12,040
Capital leased assets	79,259	79,259
Construction in progress	6,647	3,005
	630,428	663,568
Less: accumulated depreciation	(348,907)	(391,337)
	$ 281,521	$ 272,231

Capital leased assets are related to building, tower and equipment leases. Depreciation related to capital leases is included in depreciation expense in the consolidated statements of operations. We recorded capital lease depreciation expense of $3.8 million, $4.0 million and $4.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

4. GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS:

Goodwill, which arises from the purchase price exceeding the assigned value of the net assets of an acquired business, represents the value attributable to unidentifiable intangible elements being acquired. Goodwill totaled $660.1 million and $660.0 million at December 31, 2011 and 2010, respectively. The change in the carrying amount of goodwill related to continuing operations was as follows (in thousands):

	Broadcast	Other Operating Divisions	Consolidated
Balance at December 31, 2009			
Goodwill	$ 1,070,202	$ 3,388	$ 1,073,590
Accumulated impairment losses	(413,573)	—	(413,573)
	656,629	3,388	660,017
Balance at December 31, 2010			
Goodwill	$ 1,070,202	$ 3,388	$ 1,073,590
Accumulated impairment losses	(413,573)	—	(413,573)
	656,629	3,388	660,017
Acquisition of other operating divisions companies (a)	—	100	100
Balance at December 31, 2011			
Goodwill (a)	$ 1,070,202	$ 3,488	$ 1,073,690
Accumulated impairment losses	(413,573)	—	(413,573)
	$ 656,629	$ 3,488	$ 660,117

(a) In May 2011, we acquired the Ring of Honor wrestling franchise.

As of December 31, 2011 and 2010, the carrying amount of our broadcast licenses related to continuing operations was as follows (in thousands):

	2011	2010
Beginning balance	$ 47,375	$ 51,988
Broadcast license impairment charge	(398)	(4,613)
Acquisition of television station (a)	25	—
Ending balance (b)	$ 47,002	$ 47,375

(a) In 2011, Cunningham, a VIE for which we consolidate, acquired the license assets of WDBB-TV, in Birmingham, Alabama.

(b) Approximately $4.2 million of broadcast licenses relate to consolidated VIEs as of December 31, 2011 and 2010.

We did not have any indicators of impairment in the first, second or third quarters of 2011 and therefore did not perform interim impairment tests for goodwill during those periods. In the first quarter 2011, we recorded an impairment charge of $0.4 million for our broadcast licenses due to anticipated increase in costs for one of our stations as a result of converting to full power. We performed our annual impairment tests in the fourth quarter of 2011, and did not recognize any impairment as a result of the assessments.

As a result of our 2010 annual impairment test, we recorded an impairment charge related to our broadcast licenses of $4.6 million. Broadcast licenses were impaired in 7 of 35 markets and were primarily the result of additional cash outflows for increased signal strength necessary to maintain competitive market positions. The fair value of the broadcast licenses was $55.5 million. There was no impairment to goodwill in 2010.

We recorded an impairment charge in the first quarter of 2009 based on an interim impairment test performed as a result of the severe economic downturn and continued decrease in our market capitalization. As a result of this test, we recorded $69.5 million and $60.6 million in impairment charges related to our goodwill and broadcast licenses, respectively, in the first quarter of 2009. Broadcast licenses were impaired in 28 of 35 markets. The fair value of the broadcast licenses was $85.3 million. We recorded goodwill impairment in three markets including Cedar Rapids, Iowa; Charleston, West Virginia; and Madison, Wisconsin.

The impairment charge taken during the fourth quarter of 2009 was primarily due to the continued deterioration of the economy and further revisions to our forecasted cash flows, cash flow multiples and discount rates. As a result of this test, we recorded $94.7 million and $24.3 million in impairment charges related to our goodwill and broadcast licenses, respectively, in the fourth quarter of 2009. Broadcast licenses were impaired in 18 of 35 markets. We recorded goodwill impairment in two markets including Buffalo, New York; and Pensacola, Florida.

The carrying value, fair value and impairment loss of the goodwill and broadcast licenses which were impaired during 2011, 2010 and 2009 were as follows (in thousands):

		Fair Value Measurements Using			
Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairment Losses
Year Ended December 31, 2011					
Broadcast licenses (a)	$ 1,265	$ —	$ —	$ 1,265	$ 398
Year Ended December 31, 2010					
Broadcast licenses (a)	$ 14,850	$ —	$ —	$ 14,850	$ 4,613
Year Ended December 31, 2009					
Goodwill of markets which were impaired during the year (b)	$ 55,762	$ —	$ —	$ 55,762	$ 164,171
Broadcast licenses (a)	$ 51,542	$ —	$ —	$ 51,542	$ 80,434

(a) The fair value above represents the fair value of the broadcast licenses that were impaired in 2011, 2010 and 2009 and recorded to fair value. It excludes carrying values of $45.7 million, $32.5 million and $0.4 million related to broadcast licenses as of December 31, 2011, 2010 and 2009, respectively, which were not impaired during those years and had fair values in excess of carrying value.

(b) The fair value above represents the implied fair value of the goodwill assigned to the five impaired markets in 2009 for which we were required to calculate this amount. It excludes carrying values related to goodwill of $604.2 million at December 31, 2009 for which we were not required to calculate the fair value.

The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses consist of discount rates, revenue and expense growth rates, constant growth rates and comparable business multiples. The revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses have increased slightly from 2010 to 2011. The growth rates are based on market studies, industry knowledge and historical performance.

The discount rates used to determine the fair value of our broadcast licenses did not significantly change from 2010 to 2011. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk.

The following table shows the gross carrying amount and accumulated amortization of definite-lived intangibles related to continuing operations (in thousands):

		As of December 31, 2011		
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:				
Network affiliation	25 years	$ 244,900	$ (141,202)	$ 103,698
Decaying advertiser base	15 years	122,375	(115,897)	6,478
Other	15 years	106,243 (a)	(41,078)	65,165
Total		$ 473,518	$ (298,177)	$ 175,341

		As of December 31, 2010		
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:				
Network affiliation	25 years	$ 245,025	$ (132,013)	$ 113,012
Decaying advertiser base	15 years	122,375	(111,675)	10,700
Other	15 years	97,200 (a)	(36,260)	60,940
Total		$ 464,600	$ (279,948)	$ 184,652

(a) During 2011 and 2010, we purchased $8.9 million and $10.2 million, respectively, in additional alarm monitoring contracts related to a business within our other operating divisions.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over periods of 5 to 25 years. The amortization expense of the definite-lived intangible assets for the years ended December 31, 2011, 2010 and 2009 was $18.2 million, $18.8 million and $22.4 million, respectively. We analyze specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with the respective accounting guidance for long-lived assets. There were no impairment charges recorded for the years ended December 31, 2011, 2010 and 2009.

The following table shows the estimated amortization expense of the definite-lived intangible assets for the next five years (in thousands):

For the year ended December 31, 2012	$ 17,344
For the year ended December 31, 2013	15,398
For the year ended December 31, 2014	13,072
For the year ended December 31, 2015	12,869
For the year ended December 31, 2016	12,766
Thereafter	103,892
	$ 175,341

5. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Bank Credit Agreement

On January 15, 2011, the put right period for the 4.875% Notes, which mature on July 15, 2018, expired and no holders exercised their put rights. Pursuant to our Bank Credit Agreement, the $5.1 million in restricted cash held to pay for the put of any 4.875% Notes was used towards reducing our debt balance in March 2011. On January 15, 2011, the 4.875% Notes cash interest rate of 4.875% changed to 2.00% through maturity with the difference of 2.875% being accrued and then paid at maturity. As of December 31, 2011, the face amount of the outstanding 4.875% Notes was $5.7 million.

On March 15, 2011, we entered into an amendment (the Amendment) of our Bank Credit Agreement. The final terms of the Amendment are as follows:

- A new Term Loan A facility (Term Loan A) of $115.0 million. The Term Loan A bears interest at LIBOR plus 2.25%. The Term Loan A is repayable in quarterly installments, amortizing as follows:
  - 1.875% per quarter commencing March 31, 2012 to December 31, 2012
  - 2.50% per quarter commencing March 31, 2013 to December 31, 2013
  - 3.125% per quarter commencing March 31, 2014 to December 31, 2015
  - remaining unpaid principal due at maturity on March 15, 2016
- We paid down $45.0 million of the outstanding $270.0 million Term Loan B facility (Term Loan B). Interest on the Term Loan B was reduced to LIBOR plus 3.00% with a 1.00% LIBOR floor. Principal will continue to amortize at a rate of $825,000 per quarter through September 30, 2016 ending with a final payment of the remaining unpaid principal due at maturity on October 29, 2016.
- Other amended terms provide us with incremental term loan capacity of $300.0 million and more flexibility to use our cash balances and the revolving credit facility for restricted payments and television acquisitions, including in certain circumstances the ability to make up to $100.0 million in restricted annual cash payments including but not limited to dividends and share repurchases.

On December 16, 2011 we further amended certain terms of, and raised additional commitments under our Bank Credit Agreement in order to fund the acquisition of the Four Points and Freedom stations. The final terms of this new amendment are as follows:

- We raised $530.0 million of incremental term loan commitments, which consisted of an additional $372.5 million Term B Loan commitment and an additional $157.5 million Term A Loan commitment. Interest rates and maturity were not amended.
- We increased our revolving line of credit from $75.4 million to $97.5 million and extended the maturity from 2013 to be coterminous with the Term Loan A maturity of March 2016. Pricing on the revolving line of credit was reduced from LIBOR plus 4.00% with a 2.00% LIBOR floor down to LIBOR plus 2.25%, with no LIBOR floor.
- We also amended certain terms of the Bank Credit Agreement, including increased incremental loan capacity, increased television station acquisition capacity and more flexibility under the restrictive covenants.
- We will begin to incur fees on the undrawn commitments beginning January 17, 2012. The fees are calculated based on an annual rate of 0.5% for the Term Loan A, which will increase to 1.0% after March 30, 2012, and 1.5% for the Term Loan B which will increase to 3.0% after March 30, 2012. If we do not complete the Freedom acquisition and draw on the remaining commitments by July 1, 2012, the commitments will expire.

We drew $180.0 million of the additional term loans to fund the previously announced acquisition of assets of Four Points, which closed in January 2012, and intend to draw the remaining $350.0 million of the additional term loans to fund the previously announced acquisition of assets of Freedom, which is expected to close late in the first quarter or early in the second quarter of 2012. As of December 31, 2011, we had $12.0 million drawn on our revolver.

Interest expense related to the Bank Credit Agreement, including the revolver, on our consolidated statement of operations was $19.6 million, $23.6 million and $8.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. Included in these amounts were debt refinancing costs of $6.1 million and $3.6 million for the years ended December 31, 2011 and 2010, respectively, in accordance with debt modification accounting guidance that applied to the amendments. Additionally, during the year ended December 31, 2011, we capitalized $5.5 million of financing costs related to the amendment.

The weighted average effective interest rate of the Term Loan B for the years ended December 31, 2011 and 2010 was 4.96% and 6.86%, respectively. The weighted average effective interest rate of the Term Loan A for the year ended December 31, 2011 was 2.45%.

8.0% Senior Subordinated Notes, Due 2012

From March 2002 through May 29, 2003, we issued $650.0 million aggregate principal amount of 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes). Interest on the 8.0% Notes was paid semiannually on March 15 and September 15 of each year, beginning September 15, 2002. The 8.0% Notes were issued under an indenture among us, certain of our subsidiaries (the guarantors) and the trustee.

On September 20, 2010, we commenced a tender offer to purchase for cash any and all of the outstanding 8.0% Notes. We offered to purchase the 8.0% Notes at a purchase price of $1,002.50 per $1,000 principal amount, if tendered within the first ten business days of the tender offer period or $972.50 per $1,000 principal amount if tendered after such time, plus accrued and unpaid interest. The tender offers expired October 19, 2010 and approximately $175.7 million principal amount of the 8.0% Notes were tendered and purchased. On November 19, 2010, we completed the redemption of the remaining $49.0 million outstanding of 8.0% Notes. These notes were redeemed for cash at a redemption price of 100% of the principal amount of the 8.0% Notes plus accrued and unpaid interest. The redemption of the notes was effected in accordance with the terms of the indenture governing the notes and was funded from the net proceeds of the 8.375% Senior Unsecured Notes, due 2018 (8.375% Notes) offering described below and available cash on hand. As a result of these redemptions, we recorded a gain from extinguishment of debt of $0.7 million for the year ended December 31, 2010.

Interest expense was $13.9 million and $17.6 million for the years ended December 31, 2010 and 2009, respectively.

The weighted average effective interest rate for the 8.0% Notes including the amortization of its bond premium was 7.88% for the year ended December 31, 2010.

6.0% Convertible Debentures, Due 2012

On June 15, 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock (the Preferred Stock) into 6.0 % Convertible Debentures, due 2012 (the 6.0% Notes). The 6.0% Notes mature September 15, 2012, and bear interest at a rate of 6.0% per annum, payable quarterly on each March 15, June 15, September 15 and December 15, beginning September 15, 2005. The 6.0% Notes are convertible into Class A Common Stock at the option of the holders at a conversion price of $22.813 per share, subject to adjustment. The difference in the carrying amount of the Preferred Stock and the fair value of the 6.0% Notes was recorded as a $31.7 million discount on the 6.0% Notes and is being amortized over the life of the 6.0% Notes using the effective interest method.

During 2009, we redeemed, on the open market, $1.0 million principal amount of the 6.0% Notes. In connection with this redemption, we recorded a gain from extinguishment of debt of $0.4 million for the year ended December 31, 2009.

During 2010, we repurchased, on the open market, $6.1 million in principal amount of the 6.0% Notes. On September 20, 2010, we commenced tender offers to purchase for cash up to $60.0 million in principal amount of the outstanding 6.0% Notes. We offered to purchase the 6.0% Notes at a purchase price of $987.50 per $1,000 principal amount plus accrued and unpaid interest. The tender offer expired October 19, 2010 and approximately $58.0 million of the 6.0% Notes were tendered and purchased. The net proceeds from the offering of the 8.375% Notes described below and cash on hand were used to fund this tender offer.

On April 15, 2011, we completed the redemption of the remaining $70.0 million of outstanding 6.0% Notes at 100% of the face value of such notes plus accrued and unpaid interest. The redemption of the 6.0% Notes was effected in accordance with the terms of the indenture governing the 6.0% Notes and was funded from the net proceeds of our new Term Loan A. As a result of this redemption, we recorded a loss on extinguishment of debt of $3.4 million for the year ended December 31, 2011.

Interest expense was $1.9 million, $10.6 million, and $11.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The weighted average effective interest rate for the 6.0% Notes including the amortization of its bond discount was 9.18% and 8.96% for the years ended December 31, 2011 and 2010, respectively.

9.25% Senior Secured Second Lien Notes, Due 2017

On October 29, 2009, we issued $500.0 million aggregate principal amount of the 9.25% Notes that mature on November 1, 2017, pursuant to an indenture, dated as of October 29, 2009 (the Indenture). The 9.25% Notes were priced at 97.264% of their par value and accrue interest at a rate of 9.25% beginning on the issue date. Interest on the 9.25% Notes is paid on May 1 and November 1 of each year, beginning May 1, 2010. Prior to November 1, 2013, we may redeem the 9.25% Notes in whole, but not in part, at any time at a price equal to 100% of the principal amount of the 9.25% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the Indenture. Beginning on November 1, 2013, we may redeem some or all of the

9.25% Notes at any time or from time to time at the redemption prices set forth in the Indenture. In addition, on or prior to November 1, 2012, we may redeem up to 35.0% of the 9.25% Notes using the proceeds of certain equity offerings. Upon the sale of certain of our assets or certain changes of control, the holders of the 9.25% Notes may require us to repurchase some or all of the 9.25% Notes. The 9.25% Notes are collateralized by $1,005.7 million of our tangible and intangible assets.

Interest expense was $47.6 million and $47.3 million for the years ended December 31, 2011 and 2010, respectively.

The weighted average effective interest rate for the 9.25% Notes including the amortization of its bond discount was 9.74% and 9.71% for the years ended December 31, 2011 and 2010, respectively.

8.375% Senior Unsecured Notes, due 2018

On October 4, 2010, we issued $250.0 million aggregate principal amount of the 8.375% Notes at 98.567% of their par value pursuant to an indenture, dated as of October 4, 2010 (the Indenture). Interest on the 8.375% Notes will be paid on April 15 and October 15 of each year, beginning April 15, 2011. Prior to October 15, 2014, we may redeem the 8.375% Notes in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the 8.375% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the Indenture. Beginning on October 15, 2014, we may redeem some or all of the 8.375% Notes at any time or from time to time at the redemption prices set forth in the Indenture. In addition, on or prior to October 15, 2013, we may redeem up to 35% of the 8.375% Notes using the proceeds of certain equity offerings. Upon certain changes of control, we must offer to purchase the 8.375% Notes at a price equal to 101% of the face amount of the notes plus accrued and unpaid interest. The net proceeds from the offering of the 8.375% Notes were used to fund the tender offers for our 6.0% and 8.0% Notes described above. Concurrent to entering into the Indenture we also entered into a registration rights agreement requiring us to complete an offer of an exchange of the 8.375% Notes for registered securities with the SEC by July 1, 2011. The 8.375% Notes registration became effective on November 23, 2010.

In 2011, we repurchased, in the open market, $12.5 million principal amount of the 8.375% Notes. We recognized a loss on these extinguishments of $0.3 million. As of December 31, 2011, the principal amount of the outstanding 8.375% Notes was $237.5 million.

Interest expense was $21.0 million and $5.1 million for the years ended December 31, 2011 and 2010, respectively.

The weighted average effective interest rate of the 8.375% Notes was 8.64% and 8.45% for the years ended December 31, 2011 and 2010, respectively.

4.875% Convertible Senior Notes, Due 2018 and 3.0% Convertible Senior Notes, Due 2027

Any holder of the 4.875% Notes may surrender all or any portion of their notes for a conversion into our Class A Common Stock at any time. As of December 31, 2011, the conversion price of the 4.875% Notes was $22.37 per share and the number of Class A Common Stock that would be delivered upon conversion was 254,128. The 4.875% Notes bore cash interest at an annual rate of 4.875% until January 15, 2011 and now bear cash interest at an annual rate of 2.00% from January 15, 2011 through maturity. The principal amount of the 4.875% Notes will accrete to 125.66% of the original par amount from January 15, 2011 to maturity. As of January 15, 2011, no put rights were exercised for the 4.875% Notes and the put right expired.

Upon certain conditions, the 3.0% Notes are convertible into cash and, in certain circumstances, shares of Class A Common Stock at any time on or before November 15, 2026. Holders of the 3.0% Notes will have the right on May 15, 2017 and May 15, 2022, or any other such date to be determined by us at a repurchase price payable in cash equal to the aggregate principal amount plus accrued and unpaid interest (including contingent cash interest), if any, through the repurchase date. As of December 31, 2011, the conversion price of the 3.0% Notes was $18.99 per share and the number of Class A Common Stock that would be delivered upon conversion was 284,360. We recorded the difference between the initial proceeds received from the debt issuance and the fair value of the liability component of the debt as a discount.

During 2009, we commenced tender offers at 98% of the face value of the notes and purchased $266.6 million and $106.5 million of the 3.0% Notes and 4.875% Notes, respectively. Additionally, during 2009, we redeemed, on the open market, $50.7 million of the 3.0% Notes. We recorded $18.9 million and $0.2 million gain from extinguishment on the 3.0% Notes and 4.875% Notes, respectively during the year ended December 31, 2009.

During the first quarter of 2010, we completed tender offers to purchase for cash any and all of the outstanding 3.0% Notes and 4.875% Notes at 100% of the face value of such notes. We redeemed approximately $12.3 million and $14.3 million of the 3.0% and 4.875% Notes, respectively. During the second quarter of 2010, the put right period for the 3.0% Notes expired and holders representing $10.0 million in principal amount of the 3.0% Notes exercised their put rights. During the third quarter of 2010, we redeemed $17.0 million of the 4.875% Notes in a private transaction.

As of December 31, 2011, we have embedded derivatives related to contingent cash interest features in our 4.875% Notes and 3.0% Notes, which had negligible fair values.

The weighted average effective interest rate for the 4.875% Notes was 4.84% and 5.42% for the years ended December 31, 2011 and 2010, respectively. The weighted average effective interest rate on the liability portion of the 3.0% Notes was 3.0% and 3.44% for the years ended December 31, 2011 and 2010, respectively.

Interest expense for the 4.875% Notes was $0.3 million, $1.0 million and $6.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Interest expense for the 3.0% Notes was $0.2 million, $0.5 million and $15.5 million, respectively.

Cunningham Bank Credit Facility

Cunningham, one of our consolidated VIEs, holds a $33.5 million term loan facility originally entered into on March 20, 2002, with an unrelated third party. Primarily all of Cunningham's assets are collateral for its term loan facility, which is non-recourse. On June 5, 2009, the administrative agent under Cunningham's bank credit facility declared an event of default under the facility for failure to timely deliver certain annual financial statements as required. As of such date, a rate of interest of LIBOR plus 5.00%, which rate includes a 2.00% default rate of interest, was instituted on all outstanding borrowings under the Cunningham bank credit facility. On June 30, 2009, the default was waived and the termination date of the Cunningham term loan facility was extended to July 31, 2009, subject to certain conditions, including maintaining the default interest rate. On July 31, 2009, the Cunningham bank credit facility was further extended to October 30, 2009. The extension required that Cunningham make $0.2 million principal payments on its term loan facility as of the first day of each of August, September and October with the balance due on October 30, 2009. To avoid any potential bankruptcy of Cunningham, the lenders under Cunningham's existing credit facility indicated their willingness to replace such credit facility with a new credit facility, which was conditioned upon Cunningham's demonstration that it can repay the outstanding principal balance due under the facility within three years maturing on October 1, 2012. The interest rate of the new credit facility is LIBOR plus 4.50% with a 2.00% floor. As a result, Cunningham asked us to restructure certain of its arrangements with us, including the LMAs. See *Note 10. Related Person Transactions* for more information.

Our Bank Credit Agreement contains certain cross-default provisions with certain material third-party licensees. As of December 31, 2011, Cunningham was the sole material third party licensee as defined in our Bank Credit Agreement. A default by a material third-party licensee including a default caused by insolvency would cause an event of default under our Bank Credit Agreement.

For the years ended December 31, 2011, 2010 and 2009, the interest expense relating to Cunningham's term loan facility was $1.0 million, $1.7 million and $1.8 million, respectively.

Other Operating Divisions Segment Debt

Other operating divisions segment debt includes the debt of our consolidated subsidiaries with non-broadcast related operations. This debt is non-recourse. Interest is paid on this debt at rates typically ranging from LIBOR plus 2.5% to a fixed 6.11% during 2011. During 2011, 2010 and 2009, interest expense on this debt was $3.7 million, $4.3 million and $3.8 million, respectively.

Summary

Notes payable, capital leases and the Bank Credit Agreement consisted of the following as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Bank Credit Agreement, Term Loan A	$ 115,000	$ —
Bank Credit Agreement, Term Loan B	221,700	270,000
Revolving Credit Facility	12,000	—
6.0% Convertible Debentures, due 2012	—	70,035
9.25% Senior Secured Second Lien Notes, due 2017	500,000	500,000
8.375% Senior Unsecured Notes, due 2018	237,530	250,000
4.875% Convertible Senior Notes, due 2018	5,685	5,685
3.0% Convertible Senior Notes, due 2027	5,400	5,400
Cunningham Term Loan Facility (non-recourse)	10,967	21,933
Other operating divisions segment debt (all non-recourse)	51,614	48,000
Capital leases	45,075	43,689
	1,204,971	1,214,742
Plus: Accretion on 4.875% Convertible Senior Notes, due 2018	158	—
Less: Discount on Bank Credit Agreement, Term Loan B	(4,698)	(5,648)
Less: Discount on 6.0% Convertible Debentures, due 2012	—	(4,015)
Less: Discount on 9.25% Senior Secured Second Lien Notes, due 2017	(10,947)	(12,276)
Less: Discount on 8.375% Senior Unsecured Notes, due 2018	(3,018)	(3,507)
Less: Current portion	(38,195)	(19,556)
	$ 1,148,271	$ 1,169,740

Indebtedness under the notes payable, capital leases and the Bank Credit Agreement as of December 31, 2011 matures as follows (in thousands):

	Notes and Bank Credit Agreement	Capital Leases	Total
2012	$ 36,269	$ 5,924	$ 42,193
2013	42,800	6,052	48,852
2014	33,313	6,188	39,501
2015	19,475	5,406	24,881
2016	279,425	5,019	284,444
2017 and thereafter	750,074	54,399	804,473
Total minimum payments	1,161,356	82,988	1,244,344
Plus: Accretion on 4.875% Convertible Senior Notes, due 2018	158	—	158
Less: Discount on Term Loan B	(4,698)	—	(4,698)
Less: Discount on 9.25% Senior Secured Second Lien Notes, due 2017	(10,947)	—	(10,947)
Less: Discount on 8.375% Senior Unsecured Notes, due 2018	(3,018)	—	(3,018)
Less: Amount representing interest	(1,460)	(37,913)	(39,373)
	$ 1,141,391	$ 45,075	$ 1,186,466

Our Bank Credit Agreement and indentures governing our outstanding notes contain a number of covenants that, among other things, restrict our ability and our subsidiaries' ability to incur additional indebtedness, pay dividends, incur liens, engage in mergers or consolidations, make acquisitions, investments or disposals and engage in activities with affiliates. In addition, under the Bank Credit Agreement, we are required to satisfy specified financial ratios. As of December 31, 2011, we were in compliance with all financial ratios and covenants.

Substantially all of our stock in our wholly-owned subsidiaries has been pledged as security for the Bank Credit Agreement.

As of December 31, 2011, our broadcast segment had 29 capital leases with non-affiliates, including 26 tower leases, two building leases and one software lease; our other operating divisions segment had four capital equipment leases and corporate has one building lease. All of our tower leases will expire within the next 20 years and the building leases will expire within the next 5 years. Most of our leases have 5-10 year renewal options and it is expected that these leases will be renewed or replaced within the normal course of business. For more information related to our affiliate notes and capital leases, see *Note 10. Related Person Transactions.*

We filed a $500.0 million universal shelf registration statement with the SEC which became effective April 22, 2009 and expires March 8, 2012. We may use the universal shelf registration statement to issue common and preferred equity, debt securities and securities convertible into equity.

6. PROGRAM CONTRACTS:

Future payments required under program contracts as of December 31, 2011 were as follows (in thousands):

2012	$	63,825
2013		18,360
2014		8,182
2015		1,083
Total		91,450
Less: Current portion		(63,825)
Long-term portion of program contracts payable	$	27,625

Each future periods' film liability includes contractual amounts owed, however, what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amounts are payments due in arrears of $15.6 million. In addition, we have entered into non-cancelable commitments for future program rights aggregating to $125.1 million as of December 31, 2011.

7. COMMON STOCK:

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2011 and 2010, 1,149,960 and 2,370,040, respectively, Class B Common Stock shares were converted into Class A Common Stock shares.

Our Bank Credit Agreement and some of our subordinated debt instruments have restrictions on our ability to pay dividends. Under our Bank Credit Agreement, in certain circumstances, we may make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends, of which $50.0 million may carry over to the next year. Under the indentures governing the 9.25% Notes and 8.375% Notes, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking into account the dividends payment, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our debt instruments, the payment of dividends is not permissible during a default thereunder.

In November 2010, our Board of Directors declared a one-time $0.43 per share dividend on common stock, which was paid in December 2010. During 2011, our Board of Directors declared quarterly dividends on common stock, of $0.12 per share. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011, for total dividend payments of $0.48 per share for the year ended December 31, 2011. In February 2012, our Board of Directors declared a quarterly dividend of $0.12 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A Common Stock and Class B Common Stock holders have the same rights related to dividends.

In 2008, our Board of Directors authorized the Company to repurchase up to $150.0 million of the Class A Common Stock on the open market or through private transactions, under which we have repurchased $31.3 million, cumulatively. During 2009, we repurchased approximately 1.5 million shares of Class A Common Stock for approximately $1.5 million on the open market, including transaction costs. We did not repurchase any shares of Class A Common Stock during 2011 or 2010.

8. INCOME TAXES:

The provision (benefit) for income taxes consisted of the following for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Provision (benefit) for income taxes - continuing operations	$ 44,785	$ 40,226	$ (32,512)
Provision for income taxes - discontinued operations	477	77	350
	$ 45,262	$ 40,303	$ (32,162)
Current:			
Federal	$ 678	$ 1,263	$ (7,882)
State	1,055	596	669
	1,733	1,859	(7,213)
Deferred:			
Federal	41,361	37,010	(25,598)
State	2,168	1,434	649
	43,529	38,444	(24,949)
	$ 45,262	$ 40,303	$ (32,162)

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision from continuing operations:

	2011	2010	2009
Federal income tax provision (benefit) at statutory rate	35.0%	35.0%	(35.0%)
Adjustments-			
State income taxes, net of federal effect	1.7%	1.5%	(0.3%)
Non-deductible expense items	—	(0.1%)	18.0%
Basis in subsidiaries stock	—	(2.1%)	(2.3%)
Other	0.3%	0.1%	0.3%
Provision (benefit) for income taxes	37.0%	34.4%	(19.3%)

The non-deductible expense items include the tax effect of $27.9 million of non-deductible goodwill impairment for the year ended December 31, 2009 and $0.1 million and $2.0 million of non-deductible FCC license impairment for the years ended December 31, 2010 and 2009, respectively.

We recorded a deferred tax benefit of $2.5 million and $3.8 million during the years ended December 31, 2010 and 2009, respectively, related to the recovery of historical losses attributable to the basis in stock of certain subsidiaries.

Temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2011 and 2010 were as follows (in thousands):

	2011	2010
Current and Long-Term Deferred Tax Assets:		
Net operating and capital losses:		
Federal	$ 1,550	$ 4,063
State	87,623	83,229
Broadcast licenses	18,087	24,782
Intangibles	5,390	8,669
Other	19,352	32,235
	132,002	152,978
Valuation allowance for deferred tax assets	(79,136)	(77,559)
Total deferred tax assets	52,866	75,419
Current and Long-Term Deferred Tax Liabilities:		
Broadcast licenses	(10,115)	(9,199)
Intangibles	(204,230)	(191,658)
Property and equipment, net	(24,877)	(19,019)
Contingent interest obligations	(52,298)	(52,212)
Other	(3,958)	(4,008)
Total deferred tax liabilities	(295,478)	(276,096)
Net tax liabilities	$ (242,612)	$ (200,677)

Our remaining federal and state net operating losses will expire during various years from 2012 to 2031.

We establish valuation allowances in accordance with the guidance related to accounting for income taxes. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income. In considering these sources of taxable income, we must make certain assumptions and judgments that are based on the plans and estimates used to manage our underlying businesses. A valuation allowance has been provided for deferred tax assets based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the years ended December 31, 2011 and 2010, we increased our valuation allowance by $1.6 million and $0.7 million, respectively. The change in valuation allowance was primarily due to state net operating losses. During the year ended December 31, 2009, we decreased our valuation allowances by $8.0 million. The change in valuation allowance was primarily due to the removal of the fully valued federal net operating losses related to the closure of a subsidiary. We expect that $7.7 million of valuation allowance related to certain deferred tax assets of one of our consolidated VIEs may be released in the first quarter of 2012 when the weight of all available evidence will support full realization of the deferred tax assets.

As of December 31, 2011 and 2010, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

The following table summarizes the activity related to our accrued unrecognized tax benefits (in thousands):

	2011	2010	2009
Balance at January 1,	$ 26,125	$ 26,148	$ 26,088
(Reductions) increases related to prior years tax position	(127)	(210)	146
Increases related to current year tax positions	90	187	104
Reductions related to settlements with taxing authorities	—	—	(76)
Reductions related to expiration of the applicable statute of limitations	—	—	(114)
Balance at December 31,	$ 26,088	$ 26,125	$ 26,148

In addition, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized $1.3 million, $1.0 million and $1.1 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2011, 2010 and 2009, respectively.

Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of on-going audits and the expiration of applicable statute of limitations, these accruals are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. Amounts accrued for these tax matters are included in the table above and long-term liabilities in our consolidated balance sheets. We believe that adequate accruals have been provided for all years.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. All of our 2008 and subsequent federal and state tax returns remain subject to examination by various tax authorities. Some of our pre-2008 federal and state tax returns may also be subject to examination. In addition, our 2006 and 2007 federal tax returns are currently under audit, and several of our subsidiaries are currently under state examinations for various years. We do not anticipate the resolution of these matters will result in a material change to our consolidated financial statements. In addition, it is reasonably possible that various statutes of limitations could expire by December 31, 2012. We do not expect such expirations, if any, would significantly change our unrecognized tax benefits over the next twelve months.

9. COMMITMENTS AND CONTINGENCIES:

Litigation

We are a party to lawsuits and claims from time to time in the ordinary course of business. Actions currently pending are in various stages and no material judgments or decisions have been rendered by hearing boards or courts in connection with such actions. After reviewing developments to date with legal counsel, our management is of the opinion that the outcome of our pending and threatened matters will not have a material adverse effect on our consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Various parties have filed petitions to deny our applications for the following stations' license renewals: WXLV-TV, Winston-Salem, North Carolina; WMYV-TV, Greensboro, North Carolina; WLFL-TV, Raleigh/Durham, North Carolina; WRDC-TV, Raleigh/Durham, North Carolina; WLOS-TV, Asheville, North Carolina, WMMP-TV, Charleston, South Carolina; WTAT-TV, Charleston, South Carolina; WMYA-TV, Anderson, South Carolina; WICS-TV and WICD-TV in Springfield/Champaign, Illinois and WCGV-TV and WVTV-TV in Milwaukee, Wisconsin. The FCC is in the process of considering the renewal applications and we believe the petitions have no merit.

Operating Leases

We have entered into operating leases for certain property and equipment under terms ranging from one to 15 years. The rent expense from continuing operations under these leases, as well as certain leases under month-to-month arrangements, for the years ended December 31, 2011, 2010 and 2009 was approximately $3.9 million, $3.7 million and $4.1 million, respectively.

Future minimum payments under the leases are as follows (in thousands):

2012	$	3,698
2013		3,324
2014		3,194
2015		2,619
2016		2,159
2017 and thereafter		5,105
	$	20,099

We had no material outstanding letters of credit as of December 31, 2011.

Network Affiliation Agreements and Program Service Arrangements

Our 73 television stations that we own and operate, or to which we provide programming services or sales services, as of December 31, 2011, are affiliated as follows: FOX (20 stations); MyNetworkTV (18 stations; not a network affiliation, however is branded as such); ABC (11 stations); The CW (13 stations); CBS (9 stations); NBC (1 station) and Azteca (1 station). The networks produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during programming. In addition, certain stations broadcast programming on second and third digital signals through network affiliation or program service arrangements with TheCoolTV, the Country Network, CBS (rebroadcasted content from other primary channels within the same market), The CW, MyNetworkTV, This TV, LATV, Azteca, Telemundo and Estrella TV.

The non-renewal or termination of any of our other network affiliation agreements or program service arrangements would prevent us from being able to carry applicable programming. This loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues. Upon the termination of any of the above affiliation agreements or program service arrangements, we would be required to establish a new affiliation agreement or program service arrangement with another party or operate as an independent station. At such time and if applicable, the remaining value of a network affiliation asset could become impaired and we would be required to write down the value of the asset to its estimated fair value. As of December 31, 2011, the net book value of network affiliation assets was $103.7 million.

On February 9, 2009, MyNetworkTV announced that it was moving to a new program services model pursuant to which it would obtain for its affiliates popular programming that has previously aired on other networks, rather than continuing to provide first-run programming as is generally the case in a typical network model. MyNetworkTV advised us that in connection with this change to what it refers to as a "hybrid" model, it believes it had the right to terminate all of its existing affiliate agreements and negotiate new agreements for this programming service with the television stations that have been MyNetworkTV affiliates. On March 3, 2009, we received notice from MyNetworkTV claiming that it had ceased to exist as a network and therefore, was terminating each of our affiliation agreements effective September 26, 2009. On March 25, 2009, each of our subsidiaries that owned or operated stations which were affiliated with MyNetworkTV entered into an agreement, effective September 28, 2009 with a party related to MyNetworkTV to provide such stations with programming during the following year for the time periods previously programmed by MyNetworkTV, excluding programming for Saturday night. This programming agreement is accounted for as a station barter arrangement. The amortization related to our network affiliation intangible assets associated with MyNetworkTV stations was accelerated during 2009, resulting in zero asset balances remaining as of September 30, 2009. On January 24, 2011, our MyNetworkTV program service arrangement was extended until the fall of 2014. The program service arrangement gives us the ability to exercise early cancellation options beginning in 2012.

On March 25, 2010, we agreed to terms on a renewal of the ABC network affiliation agreements, expiring August 31, 2015. Pursuant to the terms we are required to pay fees to ABC for network programming.

On December 21, 2010, we entered into a renewal of our FOX affiliation agreements, expiring December 31, 2012. Pursuant to the terms we are required to pay fees to FOX for network programming.

On June 30, 2011, we extended our affiliation agreement with the CW for KMYS-TV until August 31, 2016. Effective April 26, 2010 KMYS-TV in San Antonio, Texas switched from MyNetworkTV to the CW.

On July 19, 2011, our affiliation agreements of the stations owned, programmed and/or to which we provide services that are affiliated with the CW were extended until August 31, 2016.

Changes in the Rules on Television Ownership and Local Marketing Agreements

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the latter licensee's ultimate editorial and other controls. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

If we are required to terminate or modify our LMAs, our business could be affected in the following ways:

> *Losses on investments.* In some cases, we own the non-license assets used by the stations we operate under LMAs. If certain of these LMA arrangements are no longer permitted, we would be forced to sell these assets, restructure our agreements or find another use for them. If this happens, the market for such assets may not be as good as when we purchased them and, therefore, we cannot be certain of a favorable return on our original investments.
>
> *Termination penalties.* If the FCC requires us to modify or terminate existing LMAs before the terms of the LMAs expire, or under certain circumstances, we elect not to extend the terms of the LMAs, we may be forced to pay termination penalties under the terms of some of our LMAs. Any such termination penalties could be material.

The following paragraphs discuss various proceedings relevant to our LMAs.

In 1999, the FCC established a new local television ownership rule. LMAs fell under this rule, however the rule grandfathered LMAs that were entered into prior to November 5, 1996, and permitted the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of grandfathered LMAs and assess the appropriateness of extending the grandfathering periods. The FCC did not initiate any review of grandfathered LMAs in 2004 or as part of its 2006 quadrennial review. We do not know when, or if, the FCC will conduct any such review of grandfathered LMAs. For LMAs executed on or after November 5, 1996, the FCC required compliance with the 1999 local television ownership rule by August 6, 2001. We challenged the 1999 rules in the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit), resulting in the exclusion of post-November 5, 1996 LMAs from the 1999 rules. In 2002, the D.C. Circuit ruled in *Sinclair Broadcast Group, Inc. v. F.C.C.*, 284 F.3d 114 (D.C. Cir. 2002) that the 1999 local television ownership rule was arbitrary and capricious and sent the rule back to the FCC for further refinement.

In 2003, the FCC revised its ownership rules, including the local television ownership rule; however the U. S. Court of Appeals for the Third Circuit (Third Circuit) did not enable the 2003 rules to become effective and sent the 2003 rules back to the FCC for further refinement. Due to the court decisions, the FCC concluded the 1999 rules could not be justified as necessary in the public interest and as a result, we took the position that an issue exists regarding whether the FCC has any current legal right to enforce any rules prohibiting the acquisition of television stations. Several parties, including us, filed petitions with the Supreme Court of the United States seeking review of the Third Circuit decision, but the Supreme Court denied the petitions in June 2005.

In July 2006, the FCC released a Further Notice of Proposed Rule Making seeking comment on how to address the issues raised by the Third Circuit's decision. In January 2008, the FCC released an order containing ownership rules that re-adopted the 1999 rules. On February 29, 2008, several parties, including us, separately filed petitions for review in a number of federal appellate courts challenging the 1999 rules. Those petitions were consolidated in the U.S. Court of Appeals for the Ninth Circuit (Ninth Circuit) and in November 2008, transferred by the Ninth Circuit to the Third Circuit. On July 7, 2011, the Third Circuit upheld the FCC's local television ownership rules. On December 5, 2012, we joined with a number of other parties on a Petition for a Writ of Certiorari filed with the Supreme Court requesting that the Court overrule the decision of the Third Circuit. That request remains pending before the Supreme Court.

On November 15, 1999, we entered into an agreement to acquire WMYA-TV (formerly WBSC-TV) in Anderson, South Carolina from Cunningham Broadcasting Corporation (Cunningham), but that transaction was denied by the FCC. Since none of the FCC rule changes ever became effective, we filed a petition for reconsideration with the FCC and amended our application to acquire the license of WMYA-TV. We also filed applications in November 2003 to acquire the license assets of, at that time, the remaining five Cunningham stations: WRGT-TV, Dayton, Ohio; WTAT-TV, Charleston, South Carolina; WVAH-TV, Charleston, West Virginia; WNUV-TV, Baltimore, Maryland; and WTTE-TV, Columbus, Ohio. Rainbow/PUSH filed a petition to deny these five applications and to revoke all of our licenses. The FCC dismissed our applications and denied the Rainbow/PUSH petition due to the abovementioned 2003 Third Circuit decision. Rainbow/PUSH filed a petition for reconsideration of that denial and we filed an application for review of the dismissal. In 2005, we filed a petition with the D. C. Circuit requesting that the Court direct the FCC to take final action on our applications, but that petition was dismissed. On January 6, 2006, we submitted a motion to the FCC requesting that it take final action on our applications. The applications and the associated petition to deny are still pending. We believe the Rainbow/PUSH petition is without merit. On February 8, 2008, we filed a petition with the D.C. Circuit requesting that the Court direct the FCC to act on our applications and cease its use of the 1999 rules. In July 2008, the D.C. Circuit transferred the case to the Ninth Circuit, and we filed a petition with the D.C. Circuit challenging that decision; however, it was denied. We also filed with the Ninth Circuit a motion to transfer that case back to the D.C. Circuit. In November 2008, the Ninth Circuit consolidated and sent our petition seeking final FCC action on our applications to the Third Circuit. In December 2008, we agreed voluntarily with the parties to our proceeding to dismiss our petition seeking final FCC action on our applications.

Other Commitments

Pursuant to the LMA with Freedom, we have made certain guarantees with respect to the financial performance of the Freedom stations, whereby the owners of stations will earn a minimum amount of broadcast cash flow, as defined in the respective agreements. If actual broadcast cash flow is below the stated monthly minimums, the monthly fees we earn for our services under the LMA would be reduced and if the difference between actual broadcast cash flow and the stated minimums is greater than the revenue that we would otherwise earn, we could be required to pay additional amounts related to these guarantees. Since inception of the LMA, December 1, 2011, the broadcast cash flows of the stations exceeded the monthly minimums. The total of the monthly guaranteed amounts for the year ended December 31, 2012 is $56.9 million. We expect to close on the acquisition of the Freedom stations late in the first quarter or early second quarter of 2012. The total of the monthly guaranteed amounts for the first quarter of 2012 is $12.1 million.

10. RELATED PERSON TRANSACTIONS:

David, Frederick, Duncan and Robert Smith (collectively, the controlling shareholders) are brothers and hold substantially all of the Class B Common Stock and some of our Class A Common Stock. We engaged in the following transactions with them and/or entities in which they have substantial interests.

Related Person Leases. Certain assets used by us and our operating subsidiaries are leased from Cunningham Communications Inc., Keyser Investment Group, Gerstell Development Limited Partnership and Beaver Dam, LLC (entities owned by the controlling shareholders). Lease payments made to these entities were $4.4 million, $4.5 million and $4.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Bay TV. In January 1999, we entered into a LMA with Bay Television, Inc. (Bay TV), which owns the television station WTTA-TV in the Tampa/St. Petersburg, Florida market. Our controlling shareholders own a substantial portion of the equity of Bay TV. Payments made to Bay TV were $2.2 million, $1.7 million and $3.0 million for the years ended December 31, 2011, 2010 and 2009. We received $0.5 million for each of the years ended December 31, 2010 and 2009 from Bay TV for certain equipment leases which expired on November 1, 2010.

Notes and capital leases payable to affiliates consisted of the following as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Capital lease for building, interest at 7.93%	$ —	$ 520
Capital lease for building, interest at 8.54%	8,402	9,273
Capital leases for broadcasting tower facilities, interest at 9.0%	1,641	1,975
Capital leases for broadcasting tower facilities, interest at 10.5%	5,038	5,065
Liability payable to affiliate for local marketing agreement, interest at 7.69%	3,183	4,600
Capital leases for building and tower, interest at 7.93%	1,295	1,336
	19,559	22,769
Less: Current portion	(3,014)	(3,196)
	$ 16,545	$ 19,573

Notes and capital leases payable to affiliates as of December 31, 2011 mature as follows (in thousands):

2012	$ 4,931
2013	5,028
2014	3,406
2015	3,371
2016	3,056
2017 and thereafter	9,772
Total minimum payments due	29,564
Less: Amount representing interest	(10,005)
	$ 19,559

Cunningham Broadcasting Corporation. We have options from trusts established by Carolyn C. Smith, a parent of our controlling shareholders, for the benefit of her grandchildren that will grant us the right to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock of Cunningham Broadcasting Corporation (Cunningham) or 100% of the capital stock or assets of Cunningham's individual subsidiaries. As of December 31, 2011 Cunningham was the owner-operator and FCC licensee of: WNUV-TV, Baltimore, Maryland; WRGT-TV, Dayton, Ohio; WVAH-TV, Charleston, West Virginia; WTAT-TV, Charleston, South Carolina; WMYA-TV, Anderson, South Carolina; WTTE-TV, Columbus, Ohio; and WDBB-TV, Birmingham, Alabama, which Cunningham acquired in 2011.

In addition to the option agreement, we entered into five-year LMA agreements (with five-year renewal terms at our option) with Cunningham pursuant to which we provide programming to Cunningham for airing on WNUV-TV, WRGT-TV, WVAH-TV, WTAT-TV, WMYA-TV and WTTE-TV. In February 2011, we entered into a LMA agreement for WDBB-TV.

On October 28, 2009 we entered into amendments and /or restatements of the following agreements between Cunningham and us: (i) the LMAs, (ii) option agreements to acquire Cunningham stock and (iii) certain acquisition or merger agreements relating to television stations owned by Cunningham (Cunningham stations). Such amendments and/or restatements were effective at the expiration of the tender offers for the 3.0% Notes and 4.875% Notes on November 5, 2009.

In consideration of the new terms of the LMAs and other agreements and the extension options, beginning on January 1, 2010 and ending on July 1, 2012, we are obligated to pay Cunningham the sum of approximately $29.1 million in 10 quarterly installments of $2.75 million and one quarterly payment of approximately $1.6 million, which amounts will be used to pay off Cunningham's bank credit facility and which amounts will be credited toward the purchase price for each Cunningham Station. An additional $3.9 million will be paid in two installments on July 1, 2012 and October 1, 2012 as an additional LMA fee. The aggregate purchase price of the television stations, $78.5 million pursuant to certain acquisition or merger agreements, will be decreased by each payment made by us to Cunningham up to $29.1 million in the aggregate, pursuant to the foregoing transactions with Cunningham as such payments are made. Beginning on January 1, 2013, we will be obligated to pay Cunningham an annual LMA fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue and (ii) $5.0 million.

We continue to reimburse Cunningham for 100% of its operating costs. In addition, we continue to pay Cunningham a monthly payment of $50,000 through December 2012. In accordance with the effective date of the abovementioned agreements, the $50,000 monthly payment no longer reduces the option exercise price.

We made payments to Cunningham under these LMA and other agreements of $16.6 million, $17.3 million and $6.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. For the year ended December 31, 2011, 2010 and 2009, Cunningham's stations provided us with approximately $90.3 million, $94.3 million and $80.4 million, respectively, of total revenue. The financial statements for Cunningham are included in our consolidated financial statements for all periods presented. Our Bank Credit Agreement contains certain cross-default provisions with certain material third-party licenses. As of December 31, 2011, Cunningham was the sole material third-party licensee. The amended or restated LMAs and option agreements have been approved pursuant to our related person transaction policy.

Cunningham accounts for income taxes and deferred taxes using the separate return method and those amounts are consolidated into our income taxes and deferred taxes, which are also calculated using the separate return method. For the years ended December 31, 2011, 2010 and 2009, Cunningham's benefit for income taxes was $0.4 million, $0.9 million and $0.9 million, respectively. As of December 31, 2011 and 2010, Cunningham's net deferred tax liability was $0.9 and $0.5 million, respectively. A full valuation allowance was recorded against all deferred tax assets as of December 31, 2011 and 2010.

Atlantic Automotive. We sold advertising time to and purchased vehicles and related vehicle services from Atlantic Automotive Corporation (Atlantic Automotive), a holding company which owns automobile dealerships and an automobile leasing company. David D. Smith, our President and Chief Executive Officer, has a controlling interest in, and is a member of the Board of Directors of Atlantic Automotive. We received payments for advertising totaling $0.2 million, $0.3 million and $0.3 million during the years ended December 31, 2011, 2010 and 2009, respectively. We paid $1.1 million, $0.8 million and $0.4 million for vehicles and related vehicle services from Atlantic Automotive during the years ended December 31, 2011, 2010 and 2009, respectively.

Towson City Center. In August 2011, Atlantic Automotive entered into an office lease agreement with Towson City Center, LLC (Towson City Center), a subsidiary of one of our real estate ventures. Under the lease terms, Atlantic Automotive will pay approximately $0.7 million in annual rent for the year ending December 31, 2012.

In August 2011, Cunningham Kitchen, LLC (Cunningham Kitchen), a company owned by David Smith, entered into a restaurant lease agreement with Towson City Center. Under the lease terms, Cunningham Kitchen will pay approximately $0.2 million in annual rent for the year ending December 31, 2012.

Allegiance Capital Limited Partnership. In August 1999, we made an investment in Allegiance Capital Limited Partnership (Allegiance), a small business investment company. Our controlling shareholders and our Executive Vice President/Chief Financial Officer are also investors in Allegiance. Allegiance Capital Management Corporation (ACMC) is the general partner. An employee of ours is a non-controlling shareholder of ACMC. ACMC controls all decision making, investing and management of operations of Allegiance in exchange for a monthly management fee based on actual expenses incurred which currently averages approximately less than $0.1 million and which is paid by the limited partners. We did not make any contributions into Allegiance during 2011 or 2010. Allegiance distributed $4.0 million to us during 2011. Allegiance did not make any distributions to us during 2010. As of December 31, 2011, our remaining unfunded commitment was $5.3 million.

Thomas & Libowitz, P.A. Basil A. Thomas, a member of our Board of Directors, is the father of Steven A. Thomas, a partner and founder of Thomas & Libowitz, P.A. (Thomas & Libowitz), a law firm providing legal services to us on an ongoing basis. We paid fees of $0.5 million, $0.5 million and $1.7 million to Thomas & Libowitz during 2011, 2010 and 2009, respectively. During 2007, Steven A. Thomas received, in lieu of cash payment for certain legal fees, an ownership percentage in two of our real estate investments and one of our private equity investments. The fair value of the three ownership interests was $0.1 million as of the dates the investments were made.

Charter Aircraft. From time to time, we charter aircraft owned by certain controlling shareholders. We incurred $0.2 million during the years ended December 31, 2011, 2010 and 2009 related to these arrangements.

Other Leases. In September 2008, AP Management Company, the management company of Patriot Capital II, L.P., a small business investment company in which we have made investments, entered into a five-year office lease agreement with Skylar Development LLC, a subsidiary of one of our real estate ventures. AP Management paid $0.1 million in annual rent to Skylar during 2011.

In October 2009, Bagby's Bistro, LLC, a company owned by David Smith and one of his sons, entered into a restaurant lease agreement with Skylar Development, LLC (Skylar), a subsidiary of one of our real estate ventures. Also, in April 2011, another restaurant lease was executed between the same parties and a third lease between the same parties is expected to be executed during the year ending December 31, 2012. Under the combined lease terms, Bagby's Bistro will pay approximately $0.3 million in annual rent for the year ending December 31, 2012.

Other. One of our controlling shareholders, Frederick Smith, holds an investment in Patriot Capital II, L.P. Qualified employees, directors and officers have been approved to invest in entities we have an interest in pursuant to the current related person transaction policy.

11. EARNINGS (LOSS) PER SHARE:

The following table reconciles income (loss) (numerator) and shares (denominator) used in our computations of earnings (loss) per share for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Income (loss) (Numerator)			
Income (loss) from continuing operations	**$ 76,588**	$ 75,625	$ (137,948)
Income impact of assumed conversion of the 4.875% Notes, net of taxes	**180**	166	—
Income impact of assumed conversion of the 6.0% Notes, net of taxes	**—**	2,521	—
Net (income) loss attributable to noncontrolling interests included in continuing operations	**(379)**	1,100	2,335
Numerator for diluted earnings (loss) per common share from continuing operations available to common shareholders	**76,389**	79,412	(135,613)
Loss from discontinued operations, net of taxes	**(411)**	(577)	(81)
Numerator for diluted earnings (loss) available to common shareholders	**$ 75,978**	$ 78,835	$ (135,694)
Shares (Denominator)			
Weighted-average common shares outstanding	**80,217**	80,245	79,981
Dilutive effect of stock options and restricted stock awards	**61**	37	—
Dilutive effect of 4.875% Notes	**254**	254	—
Dilutive effect of 6.0% Notes	**—**	3,070	—
Weighted-average common and common equivalent shares outstanding	**80,532**	83,606	79,981

Potentially dilutive securities representing 1.1 million, 1.4 million and 9.9 million shares of common stock for the years ended December 31, 2011, 2010 and 2009, respectively, were excluded from the computation of diluted earnings (loss) per common share for these periods because their effect would have been antidilutive. The decrease in 2011 compared to 2010 of potentially dilutive securities is primarily related to the exercise of some of our stock-settled appreciation rights in 2011. The decrease in 2010 compared to 2009 of potentially dilutive securities is primarily related to the partial redemption of our 3.0% Notes and the inclusion of the 4.875% Notes and 6.0% Notes in dilutive earnings (loss) per share. The net income (loss) per share amounts are the same for Class A and Class B Common Stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

12. SEGMENT DATA:

We measure segment performance based on operating income (loss). Our broadcast segment includes stations in 45 markets, of which seven markets are operated pursuant to LMAs, located predominately in the eastern, mid-western and southern United States. Our other operating divisions segment primarily earned revenues from sign design and fabrication; regional security alarm operating and bulk acquisitions and real estate ventures. In 2009, our other operating divisions segment also earned revenues from information technology staffing, consulting and software development and transmitter manufacturing. These businesses were divested in 2009. All of our other operating divisions are located within the United States. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment. We had approximately $170.0 million and $167.3 million of intercompany loans between the broadcast segment, operating divisions segment and corporate as of December 31, 2011 and 2010, respectively. We had $19.7 million, $19.3 million and $22.9 million in intercompany interest expense related to intercompany loans between the broadcast segment, other operating divisions segment and corporate for the years ended December 31, 2011, 2010 and 2009, respectively. Intercompany loans and interest expense are excluded from the tables below. All other intercompany transactions are immaterial.

Financial information for our operating segments is included in the following tables for the years ended December 31, 2011, 2010 and 2009 (in thousands):

For the year ended December 31, 2011	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 720,775	$ 44,513	$ —	$ 765,288
Depreciation of property and equipment	29,929	1,323	1,622	32,874
Amortization of definite-lived intangible assets	14,643	3,586	—	18,229
Amortization of program contract costs and net realizable value adjustments	52,079	—	—	52,079
Impairment of goodwill, intangible and other assets	398	—	—	398
General and administrative overhead expenses	24,760	1,158	2,392	28,310
Operating income (loss)	230,679	(1,041)	(4,018)	225,620
Interest expense	—	2,528	103,600	106,128
Income from equity and cost method investments	—	3,269	—	3,269
Goodwill	656,629	3,488	—	660,117
Assets	1,303,604	256,408	11,405	1,571,417
Capital expenditures	34,453	1,382	—	35,835

For the year ended December 31, 2010	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 731,046	$ 36,598	$ —	$ 767,644
Depreciation of property and equipment	33,260	1,291	1,756	36,307
Amortization of definite-lived intangible assets	15,974	2,860	—	18,834
Amortization of program contract costs and net realizable value adjustments	60,862	—	—	60,862
Impairment of goodwill, intangible and other assets	4,803	—	—	4,803
General and administrative overhead expenses	23,685	918	2,197	26,800
Operating income (loss)	244,297	478	(3,960)	240,815
Interest expense	—	1,943	114,103	116,046
Loss from equity and cost method investments	—	(4,861)	—	(4,861)
Goodwill	656,629	3,388	—	660,017
Assets	1,232,332	242,033	11,559	1,485,924
Capital expenditures	9,859	1,835	—	11,694

For the year ended December 31, 2009	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 613,271	$ 43,719	$ —	$ 656,990
Depreciation of property and equipment	39,982	1,035	1,875	42,892
Amortization of definite-lived intangible assets	20,228	2,127	—	22,355
Amortization of program contract costs and net realizable value adjustments	73,087	—	—	73,087
Impairment of goodwill, intangible and other assets	249,556	—	243	249,799
General and administrative overhead expenses	8,607	1,039	15,986	25,632
Operating loss	(86,372)	(5,969)	(18,376)	(110,717)
Interest expense	—	1,472	78,549	80,021
Income from equity and cost method investments	—	354	—	354

13. FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The carrying value and fair value of our notes, debentures, program contracts payable and non-cancelable commitments as of December 31, 2011 and 2010 were as follows (in thousands):

	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
6.0% Notes (a)	$ —	$ —	$ 66,019	$ 70,385
4.875% Notes	5,685	5,685	5,685	5,685
3.0% Notes	5,400	5,400	5,400	5,400
8.375% Notes	234,512	246,884	246,493	258,750
9.25% Notes	489,052	549,690	487,724	544,690
Term Loan A	115,000	112,700	—	—
Term Loan B	217,002	221,700	264,352	273,240
Cunningham Bank Credit Facility	10,967	11,100	21,933	22,452
Active program contracts payable	91,450	88,699	97,894	89,145
Future program liabilities (b)	125,075	105,166	88,510	72,823

(a) On April 15, 2011, we completed the redemption of all $70.0 million of these debentures at face value. We used the proceeds from the Term Loan A issuance to pay for the redemption.

(b) Future program liabilities reflect a license agreement for program material that is not yet available for its first showing or telecast and is, therefore, not recorded as an asset or liability on our balance sheet. The carrying value reflects the undiscounted future payments.

The fair value of our 8.375% Notes and 9.25% Notes is determined using quoted prices. The carrying value of our 3.0% and 4.875% Notes approximate their fair value. Our Term Loan A, Term Loan B and Cunningham's bank credit facility are fair valued using Level 2 hierarchy inputs described above.

Our estimates of the fair value of active program contracts payable and future program liabilities were based on discounted cash flows using Level 3 inputs described above. The discount rate represents an estimate of a market participants' return and risk applicable to program contracts.

14. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

Sinclair Television Group, Inc. (STG), a wholly-owned subsidiary and the television operating subsidiary of Sinclair Broadcast Group, Inc. (SBG), was the primary obligor under the Bank Credit Agreement, the 8.375% Notes and the 9.25% Notes and was the primary obligor under the 8.0% Notes until they were fully redeemed in 2010. Our Class A Common Stock, Class B Common Stock, the 4.875% Notes and the 3.0% Notes, as of December 31, 2011, were obligations or securities of SBG and not obligations or securities of STG. SBG was the obligor of the 6.0% Notes until they were fully redeemed in 2011. SBG is a guarantor under the Bank Credit Agreement, the 9.25% Notes and the 8.375% Notes. As of December 31, 2011 our consolidated total debt of $1,206.0 million included $1,119.1 million of debt related to STG and its subsidiaries of which SBG guaranteed $1,067.6 million.

SBG, KDSM, LLC, a wholly-owned subsidiary of SBG, and STG's wholly-owned subsidiaries (guarantor subsidiaries), have fully and unconditionally guaranteed, subject to certain customary automatic release provisions, all of STG's obligations. Those guarantees are joint and several. There are certain contractual restrictions on the ability of SBG, STG or KDSM, LLC to obtain funds from their subsidiaries in the form of dividends or loans.

The following condensed consolidating financial statements present the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows of SBG, STG, KDSM, LLC and the guarantor subsidiaries, the direct and indirect non-guarantor subsidiaries of SBG and the eliminations necessary to arrive at our information on a consolidated basis. These statements are presented in accordance with the disclosure requirements under SEC Regulation S-X, Rule 3-10.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2011
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 188	$ 313	$ 12,466	$ —	$ 12,967
Restricted cash - current	—	—	—	—	—	—
Accounts and other receivables	60	348	126,590	6,308	(139)	133,167
Other current assets	2,430	2,561	55,855	3,021	(284)	63,583
Total current assets	2,490	3,097	182,758	21,795	(423)	209,717
Property and equipment, net	8,234	7,783	171,749	100,362	(6,607)	281,521
Investment in consolidated subsidiaries	—	575,848	—	—	(575,848)	—
Restricted cash – long term	—	58,503	223	—	—	58,726
Other long-term assets	86,186	353,929	17,209	99,683	(418,014)	138,993
Total other long-term assets	86,186	988,280	17,432	99,683	(993,862)	197,719
Acquired intangible assets	—	—	826,175	70,492	(14,207)	882,460
Total assets	$ 96,910	$ 999,160	$ 1,198,114	$ 292,332	$ (1,015,099)	$ 1,571,417
Accounts payable and accrued liabilities	$ 1,499	$ 30,888	$ 51,119	$ 7,555	$ (2,491)	$ 88,570
Current portion of long-term debt	420	14,450	589	22,736	—	38,195
Current portion of affiliate long-term debt	998	—	2,016	210	(210)	3,014
Other current liabilities	—	—	65,431	372	—	65,803
Total current liabilities	2,917	45,338	119,155	30,873	(2,701)	195,582
Long-term debt	12,811	1,055,446	37,502	42,512	—	1,148,271
Affiliate long-term debt	7,405	—	9,140	246,552	(246,552)	16,545
Dividends in excess of investment in consolidated subsidiaries	143,857	—	—	—	(143,857)	—
Other liabilities	51,095	2,222	457,003	58,222	(246,161)	322,381
Total liabilities	218,085	1,103,006	622,800	378,159	(639,271)	1,682,779
Common stock	809	—	10	—	(10)	809
Additional paid-in capital	617,375	7,755	264,413	54,304	(326,472)	617,375
Accumulated (deficit) earnings	(734,511)	(108,558)	313,269	(140,581)	(64,130)	(734,511)
Accumulated other comprehensive (loss) income	(4,848)	(3,043)	(2,378)	450	4,971	(4,848)
Total Sinclair Broadcast Group shareholders' (deficit) equity	(121,175)	(103,846)	575,314	(85,827)	(385,641)	(121,175)
Noncontrolling interests in consolidated subsidiaries	—	—	—	—	9,813	9,813
Total liabilities and equity (deficit)	$ 96,910	$ 999,160	$ 1,198,114	$ 292,332	$ (1,015,099)	$ 1,571,417

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2010
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 5,071	$ 1,022	$ 15,881	$ —	$ 21,974
Restricted cash - current	—	5,058	—	—	—	5,058
Accounts and other receivables	43	99	115,615	5,765	(151)	121,371
Other current assets	1,477	5,492	46,231	2,962	(284)	55,878
Total current assets	1,520	15,720	162,868	24,608	(435)	204,281
Property and equipment, net	9,856	2,669	169,260	97,219	(6,773)	272,231
Investment in consolidated subsidiaries	—	609,737	—	—	(609,737)	—
Restricted cash – long term	—	—	223	—	—	223
Other long-term assets	79,184	318,137	10,207	89,956	(380,339)	117,145
Total other long-term assets	79,184	927,874	10,430	89,956	(990,076)	117,368
Acquired intangible assets	—	—	829,884	64,694	(2,534)	892,044
Total assets	$ 90,560	$ 946,263	$ 1,172,442	$ 276,477	$ (999,818)	$ 1,485,924
Accounts payable and accrued liabilities	$ 512	$ 19,733	$ 46,734	$ 8,110	$ (1,066)	$ 74,023
Current portion of long-term debt	363	3,300	391	15,502	—	19,556
Current portion of affiliate long-term debt	870	—	2,326	113	(113)	3,196
Other current liabilities	—	—	70,428	693	—	71,121
Total current liabilities	1,745	23,033	119,879	24,418	(1,179)	167,896
Long-term debt	79,091	995,269	38,098	57,282	—	1,169,740
Affiliate long-term debt	8,403	—	11,170	224,207	(224,207)	19,573
Dividends in excess of investment in consolidated subsidiaries	122,994	—	—	—	(122,994)	—
Other liabilities	43,750	1,709	394,192	47,154	(201,008)	285,797
Total liabilities	255,983	1,020,011	563,339	353,061	(549,388)	1,643,006
Common stock	804	—	10	282	(292)	804
Additional paid-in capital	609,640	123,695	445,577	78,637	(647,909)	609,640
Accumulated (deficit) earnings	(771,953)	(195,049)	165,316	(154,656)	184,389	(771,953)
Accumulated other comprehensive loss	(3,914)	(2,394)	(1,800)	(847)	5,041	(3,914)
Total Sinclair Broadcast Group shareholders' (deficit) equity	(165,423)	(73,748)	609,103	(76,584)	(458,771)	(165,423)
Noncontrolling interests in consolidated subsidiaries	—	—	—	—	8,341	8,341
Total liabilities and equity (deficit)	$ 90,560	$ 946,263	$ 1,172,442	$ 276,477	$ (999,818)	$ 1,485,924

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 721,936	$ 52,295	$ (8,943)	$ 765,288
Program and production	—	1,298	185,038	338	(8,062)	178,612
Selling, general and administrative	2,396	25,160	121,391	3,765	(464)	152,248
Depreciation, amortization and other operating expenses	1,622	688	160,432	45,903	163	208,808
Total operating expenses	4,018	27,146	466,861	50,006	(8,363)	539,668
Operating (loss) income	(4,018)	(27,146)	255,075	2,289	(580)	225,620
Equity in earnings of consolidated subsidiaries	83,354	134,996	—	—	(218,350)	—
Interest expense	(3,285)	(94,556)	(4,931)	(23,978)	20,622	(106,128)
Gain on Sales of Securities	—	—	—	391	(391)	—
Other income (expense)	1,781	35,255	(36,142)	1,560	(573)	1,881
Total other income (expense)	81,850	75,695	(41,073)	(22,027)	(198,692)	(104,247)
Income tax (provision) benefit	(2,034)	29,783	(75,449)	2,915	—	(44,785)
Loss from discontinued operations, net of taxes	—	(411)	—	—	—	(411)
Net income (loss)	75,798	77,921	138,553	(16,823)	(199,272)	76,177
Net loss attributable to the noncontrolling interests	—	—	—	—	(379)	(379)
Net income (loss) attributable to Sinclair Broadcast Group	$ 75,798	$ 77,921	$ 138,553	$ (16,823)	$ (199,651)	$ 75,798

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 732,214	$ 45,351	$ (9,921)	$ 767,644
Program and production	—	893	161,746	369	(8,875)	154,133
Selling, general and administrative	2,205	23,530	125,106	3,597	(547)	153,891
Depreciation, amortization and other operating expenses	1,756	518	179,345	37,022	164	218,805
Total operating expenses	3,961	24,941	466,197	40,988	(9,258)	526,829
Operating (loss) income	(3,961)	(24,941)	266,017	4,363	(663)	240,815
Equity in earnings of consolidated subsidiaries	85,974	136,815	—	—	(222,789)	—
Interest expense	(13,611)	(95,089)	(5,204)	(22,334)	20,192	(116,046)
Other income (expense)	1,666	33,389	(36,506)	(7,026)	(441)	(8,918)
Total other income (expense)	74,029	75,115	(41,710)	(29,360)	(203,038)	(124,964)
Income tax benefit (provision)	6,080	31,654	(84,073)	6,113	—	(40,226)
Loss from discontinued operations, net of taxes	—	(577)	—	—	—	(577)
Net income (loss)	76,148	81,251	140,234	(18,884)	(203,701)	75,048
Net loss attributable to the noncontrolling interests	—	—	—	—	1,100	1,100
Net income (loss) attributable to Sinclair Broadcast Group	$ 76,148	$ 81,251	$ 140,234	$ (18,884)	$ (202,601)	$ 76,148

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 614,388	$ 52,278	$ (9,676)	$ 656,990
Program and production	—	721	149,528	480	(8,314)	142,415
Selling, general and administrative	16,249	8,701	119,779	4,334	(598)	148,465
Depreciation, amortization and other operating expenses	17,893	541	427,559	38,250	(7,416)	476,827
Total operating expenses	34,142	9,963	696,866	43,064	(16,328)	767,707
Operating (loss) income	(34,142)	(9,963)	(82,478)	9,214	6,652	(110,717)
Equity in losses of consolidated subsidiaries	(101,049)	(115,681)	—	—	216,730	—
Interest income	844	21,853	—	1,805	(24,443)	59
Interest expense	(36,454)	(35,828)	(5,871)	(27,346)	25,478	(80,021)
Other income (expense)	32,611	23,523	(35,746)	(699)	530	20,219
Total other (expense) income	(104,048)	(106,133)	(41,617)	(26,240)	218,295	(59,743)
Income tax benefit	2,577	7,749	10,421	11,765	—	32,512
Loss from discontinued operations, net of taxes	(81)	—	—	—	—	(81)
Net (loss) income	(135,694)	(108,347)	(113,674)	(5,261)	224,947	(138,029)
Net loss attributable to the noncontrolling interests	—	—	—	—	2,335	2,335
Net (loss) income attributable to Sinclair Broadcast Group	$ (135,694)	$ (108,347)	$ (113,674)	$ (5,261)	$ 227,282	$ (135,694)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (10,424)	$ (65,150)	$ 225,516	$ 728	$ (2,157)	$ 148,513
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:						
Acquisition of property and equipment	—	(3,503)	(30,950)	(1,382)	—	(35,835)
Purchase of alarm monitoring contracts	—	—	—	(8,850)	—	(8,850)
Increase in restricted cash	—	(53,445)	—	—	—	(53,445)
Distributions from investments	—	—	—	2,632	—	2,632
Investments in equity and cost method investees	(4,000)	—	—	(7,577)	—	(11,577)
Investment in debt securities	—	—	—	(4,911)	—	(4,911)
Payments for acquisitions of assets of other operating divisions	—	—	—	(3,072)	—	(3,072)
Proceeds from sale of assets	—	—	59	10	—	69
Proceeds from sale of securities	—	—	—	1,808	(1,808)	—
Proceeds from insurance settlement	—	—	1,739	—	—	1,739
Proceeds from the sale of equity method investment	—	—	—	1,166	—	1,166
Loans to affiliates	(194)	(212)	—	—	—	(406)
Proceeds from loans to affiliates	199	—	—	43	—	242
Net cash flows used in investing activities	(3,995)	(57,160)	(29,152)	(20,133)	(1,808)	(112,248)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	136,719	—	15,014	—	151,733
Repayments of notes payable, commercial bank financing and capital leases	(57,120)	(70,234)	(432)	(22,661)	—	(150,447)
Proceeds from share based awards	1,794	—	—	—	—	1,794
Purchase of subsidiary shares from noncontrolling interests	—	—	—	(2,501)	—	(2,501)
Dividends paid on Class A and Class B Common Stock	(38,820)	—	—	—	464	(38,356)
Payments for deferred financing costs	—	(5,417)	—	(66)	—	(5,483)
Proceeds from Class A Common Stock sold by variable interest entity	—	—	—	—	1,808	1,808
Distributions from noncontrolling interests	—	—	—	(610)	—	(610)
Repayments of notes and capital leases to affiliates	(869)	—	(2,341)	—	—	(3,210)
Increase (decrease) in intercompany payables	109,434	56,359	(194,300)	26,814	1,693	—
Net cash flows from (used in) financing activities	14,419	117,427	(197,073)	15,990	3,965	(45,272)
NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(4,883)	(709)	(3,415)	—	(9,007)
CASH AND CASH EQUIVALENTS, beginning of period	—	5,071	1,022	15,881	—	21,974
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 188	$ 313	$ 12,466	$ —	$ 12,967

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	**$ (25,213)**	**$ (76,450)**	**$ 265,706**	**$ (5,729)**	**$ (3,353)**	**$ 154,961**
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:						
Acquisition of property and equipment	—	(3,686)	(6,173)	(1,835)	—	(11,694)
Purchase of alarm monitoring contracts	**—**	**—**	**—**	**(10,106)**	**—**	**(10,106)**
Decrease in restricted cash	—	59,342	260	—	—	59,602
Distributions from investments	**709**	**—**	**—**	**185**	**—**	**894**
Investments in equity and cost method investees	(2,000)	—	—	(5,224)	—	(7,224)
Proceeds from sale of assets	**—**	**—**	**110**	**—**	**—**	**110**
Loans to affiliates	(136)	—	—	—	—	(136)
Proceeds from loans to affiliates	**117**	**—**	**—**	**—**	**—**	**117**
Proceeds from insurance settlement	—	—	372	—	—	372
Net cash flows (used in) from investing activities	**(1,310)**	**55,656**	**(5,431)**	**(16,980)**	**—**	**31,935**
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	264,068	—	19,862	—	283,930
Repayments of notes payable, commercial bank financing and capital leases	**(103,878)**	**(302,350)**	**(317)**	**(20,876)**	**—**	**(427,421)**
Dividends paid on Class A and Class B Common Stock	(34,557)	—	—	—	332	(34,225)
Payments for deferred financing costs	**—**	**(7,016)**	**—**	**(4)**	**—**	**(7,020)**
Distributions from noncontrolling interests	—	—	—	(287)	—	(287)
Repayments of notes and capital leases to affiliates	**(753)**	**—**	**(2,370)**	**—**	**—**	**(3,123)**
Increase (decrease) in intercompany payables	165,711	60,799	(256,783)	27,252	3,021	—
Net cash flows from (used in) financing activities	**26,523**	**15,501**	**(259,470)**	**25,947**	**3,353**	**(188,146)**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	(5,293)	805	3,238	—	(1,250)
CASH AND CASH EQUIVALENTS, beginning of period	**—**	**10,364**	**217**	**12,643**	**—**	**23,224**
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 5,071	$ 1,022	$ 15,881	$ —	$ 21,974

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (56,248)	$ (3,833)	$ 171,883	$ (1,364)	$ (5,002)	$ 105,436
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(43)	(1,215)	(4,508)	(1,927)	—	(7,693)
Purchase of alarm monitoring contracts	—	—	—	(12,291)	—	(12,291)
Increase in restricted cash	—	(64,399)	(484)	—	—	(64,883)
Distributions from investments	—	—	—	1,501	—	1,501
Investments in equity and cost method investees	(3,333)	—	—	(7,268)	—	(10,601)
Proceeds from sale of assets	—	—	126	—	—	126
Loans to affiliates	(162)	—	—	—	—	(162)
Proceeds from loans to affiliates	157	—	—	—	—	157
Net cash flows used in investing activities	(3,381)	(65,614)	(4,866)	(19,985)	—	(93,846)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	946,184	—	34,691	—	980,875
Repayments of notes payable, commercial bank financing and capital leases	(378,183)	(536,100)	(447)	(16,836)	—	(931,566)
Purchase of subsidiary shares from noncontrolling interests	—	—	—	(5,000)	—	(5,000)
Repurchase of Class A Common Stock	(1,454)	—	—	—	—	(1,454)
Dividends paid on Class A and Class B Common Stock	(16,193)	—	—	—	155	(16,038)
Payments for deferred financing costs	—	(28,278)	—	(537)	—	(28,815)
Contributions to noncontrolling interests	—	—	—	26	—	26
Repayments of notes and capital leases to affiliates	(648)	—	(2,216)	—	—	(2,864)
Increase (decrease) in intercompany payables	456,107	(311,643)	(164,366)	15,055	4,847	—
Net cash flows from (used in) financing activities	59,629	70,163	(167,029)	27,399	5,002	(4,836)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	716	(12)	6,050	—	6,754
CASH AND CASH EQUIVALENTS, beginning of period	—	9,649	227	6,594	—	16,470
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 10,365	$ 215	$ 12,644	$ —	$ 23,224

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):
(in thousands, except per share data)

For the Quarter Ended	03/31/11	06/30/11	09/30/11	12/31/11
Total revenues, net	**$ 182,609**	**$ 188,861**	**$ 181,042**	**$ 212,776**
Impairment of goodwill, intangible and other assets	$ (398)	$ —	$ —	$ —
Loss on extinguishment of debt	**$ (924)**	**$ (3,478)**	**$ (117)**	**$ (328)**
Operating income	$ 51,472	$ 58,238	$ 52,410	$ 63,500
Income from continuing operations	**$ 15,235**	**$ 18,559**	**$ 19,441**	**$ 23,353**
Loss from discontinued operations	$ (108)	$ (82)	$ (110)	$ (111)
Net income attributable to Sinclair Broadcast Group	**$ 15,279**	**$ 18,579**	**$ 19,238**	**$ 22,702**
Basic earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.19	$ 0.24	$ 0.24	$ 0.28
Basic earnings per common share attributable to Sinclair Broadcast Group	**$ 0.19**	**$ 0.23**	**$ 0.24**	**$ 0.28**
Diluted earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.19	$ 0.24	$ 0.24	$ 0.28
Diluted earnings per common share attributable to Sinclair Broadcast Group	**$ 0.19**	**$ 0.23**	**$ 0.24**	**$ 0.28**

For the Quarter Ended	03/31/10	06/30/10	09/30/10	12/31/10
Total revenues, net	$ 169,721	$ 185,679	$ 186,576	$ 225,668
Impairment of goodwill, intangible and other assets	$ —	$ —	$ —	$ 4,803
Loss on extinguishment of debt	$ (289)	$ (149)	$ (3,939)	$ (1,889)
Operating income	$ 46,320	$ 56,819	$ 56,219	$ 81,457
Income from continuing operations	$ 11,060	$ 17,020	$ 14,213	$ 33,332
Loss from discontinued operations	$ (66)	$ (68)	$ (68)	$ (375)
Net income attributable to Sinclair Broadcast Group	$ 11,520	$ 17,273	$ 14,276	$ 33,079
Basic earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.14	$ 0.22	$ 0.18	$ 0.42
Basic earnings per common share attributable to Sinclair Broadcast Group	$ 0.14	$ 0.22	$ 0.18	$ 0.41
Diluted earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.14	$ 0.22	$ 0.18	$ 0.41
Diluted earnings per common share attributable to Sinclair Broadcast Group	$ 0.14	$ 0.22	$ 0.18	$ 0.40

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol SBGI. Our Class B Common Stock is not traded on a public trading market or quotation system. The following tables set forth for the periods indicated the high and low closing sales prices on the NASDAQ stock market for our Class A Common Stock.

2011	High		Low	
First Quarter	$	13.00	$	7.82
Second Quarter	$	12.70	$	9.24
Third Quarter	$	11.16	$	6.90
Fourth Quarter	$	11.50	$	6.95

2010	High		Low	
First Quarter	$	5.78	$	4.63
Second Quarter	$	7.79	$	5.33
Third Quarter	$	7.38	$	5.39
Fourth Quarter	$	8.47	$	7.12

As of February 24, 2012, there were approximately 79 shareholders of record of our common stock. This number does not include beneficial owners holding shares through nominee names.

Dividend Policy

In November 2010, amid improvements in general economic conditions and in our performance, our Board of Directors declared a one-time $0.43 per share dividend on common stock, payable on December 15, 2010 to holders of record on December 1, 2010. During 2011, our Board of Directors declared quarterly dividends on common stock, of $0.12 per share. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011. In February 2012, our Board of Directors declared a quarterly dividend of $0.12 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A Common Stock and Class B Common Stock holders have the same rights related to dividends. Our Bank Credit Agreement and some of our debt instruments contain restrictions on our ability to pay dividends. Under our Bank Credit Agreement, in certain circumstances we may make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends, of which $50.0 million may carry over to the next year. Under the indentures governing our 9.25% Second Lien Notes, due 2017 (the 9.25% Notes) and our 8.375% Senior Notes, due 2018 (the 8.375% Notes), we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under each indenture or certain other specified agreements relating to our indebtedness; and
- after taking account of the dividends payment, we are within certain restricted payment requirements contained in each indenture.

In addition, under certain of our debt instruments, the payment of dividends is not permissible during a default thereunder.

Issuer Purchases of Equity Securities

We did not repurchase any shares of Class A Common Stock or other equity securities of Sinclair during the fourth quarter of 2011.

Comparative Stock Performance

The following line graph compares the yearly percentage change in the cumulative total shareholder return on our Class A Common Stock with the cumulative total return of the NASDAQ Composite Index and the cumulative total return of the NASDAQ Telecommunications Index (an index containing performance data of radio and television broadcast companies and communication equipment and accessories manufacturers) from December 31, 2006 through December 31, 2011. The performance graph assumes that an investment of $100 was made in the Class A Common Stock and in each Index on December 31, 2006 and that all dividends were reinvested. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the measurement period.

Company/Index/Market	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	**12/31/11**
Sinclair Broadcast Group, Inc.	**100.00**	**82.42**	**36.34**	**47.24**	**101.06**	**147.07**
NASDAQ Telecommunications Index	100.00	113.32	61.52	85.61	94.28	**83.51**
NASDAQ Composite Index	**100.00**	**110.26**	**65.65**	**95.19**	**112.10**	**110.81**



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sinclair Broadcast Group, Inc., the NASDAQ Composite Index, and the NASDAQ Telecommunications Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Sinclair Broadcast Group, Inc.
NASDAQ Composite
NASDAQ Telecommunications
*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equity (deficit), of comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of Sinclair Broadcast Group, Inc. and its subsidiaries (the Company) at December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for variable interest entities in 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Baltimore, Maryland
March 2, 2012

GROUP MANAGERS / GENERAL MANAGERS

Group Manager
William J. Fanshawe

- Baltimore, Maryland

General Managers

- Kerry Johnson – Cedar Rapids, Iowa and Madison, Wisconsin
- Mary Margaret Johnson – Charleston, South Carolina
- Mike Wilson – Des Moines, Iowa
- John Hayes – Greensboro/ Highpoint/Winston- Salem, North Carolina
- Terry Cole – Mobile, Alabama – Pensacola, Florida
- Tom Humpage – Portland, Maine
- Steven Genett – Richmond, Virginia
- Kent Crawford – Salt Lake City/St. George, Utah

Group Manager
Alan B. Frank

- Pittsburgh, Pennsylvania
- Rochester, New York
- Tampa/St. Petersburg, Florida

General Managers

- Vince Nelson – Albany, New York
- Nick Magnini – Buffalo, New York
- Harold Cooper – Charleston/ Huntington, West Virginia
- Mike Costa – Chattanooga, Tennessee
- Dominic Mancuso – Nashville, Tennessee
- John Hummel – Raleigh/Durham, North Carolina
- Don O'Connor – Syracuse, New York
- John Dittmeier – Tallahassee, Florida
- Michael Pumo – West Palm Beach, Florida
- Robert Butterfield – West Palm Beach/Fort Pierce, Florida

Group Manager
Daniel P. Mellon

- Columbus, Ohio
- Dayton, Ohio
- Peoria/Bloomington, Illinois

General Managers

- John V. Connors – Asheville, North Carolina-Greenville/ Spartanburg/Anderson, South Carolina
- Mike Smythe –Cape Girardeau, Missouri-Paducah, Kentucky
- Chad Conklin – Flint/Saginaw/Bay City, Michigan
- Jim Lutton – Grand Rapids/Lansing, Michigan
- Michael C. Brickey – Lexington, Kentucky
- Tim Mathis – Springfield/Champaign, Illinois
- Thomas L. Tipton – St. Louis, Missouri

Group Manager
Jonathan P. Lawhead

- Cincinnati, Ohio

General Managers

- Jay C. Lowe – Birmingham, Alabama
- David Ford – Milwaukee, Wisconsin
- Philip Waterman – Minneapolis-St. Paul, Minnesota
- Jeff McCallister – Norfolk, Virginia
- Tina Castano – Providence, Rhode Island-New Bedford, Massachusetts

Group Manager
John Seabers

- San Antonio, Texas

General Managers

- Amy Villarreal – Austin, Texas
- Rix Garey – Beaumont, Texas
- Audra Swain – Las Vegas, Nevada
- Kingsley Kelley – Medford, Oregon
- John Rossi – Oklahoma City, Oklahoma

OFFICERS

David D. Smith
President & Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President

David B. Amy
Executive Vice President,
Chief Financial Officer

David R. Bochenek
Vice President,
Chief Accounting Officer

Barry M. Faber
Executive Vice President,
General Counsel

Paul E. Nesterovsky
Vice President, Tax

Lucy A. Rutishauser
Vice President,
Corporate Finance & Treasurer

Donald H. Thompson
Vice President,
Human Resources

Thomas I. Waters, III
Vice President, Purchasing

OTHER OPERATING DIVISIONS

W. Gary Dorsch
President, Keyser Capital, LLC

Joseph A. Koff
Chief Operating Officer,
Ring of Honor Wrestling
Entertainment, LLC

BOARD OF DIRECTORS

David D. Smith
Chairman of the Board,
President & Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President, Secretary

Robert E. Smith
Director

Daniel C. Keith
President and Founder of the
Cavanaugh Group, Inc.

Martin R. Leader
Director

Lawrence E. McCanna
Director

Basil A. Thomas
Director

TELEVISION DIVISION

Steven M. Marks
Vice President,
Chief Operating Officer

Mark A. Aitken
Vice President,
Advanced Technology

M. William Butler
Vice President,
Programming & Promotion

I. Scott Livingston
Vice President, News

Robert F. Malandra
Vice President,
Finance Television

Delbert R. Parks III
Vice President,
Engineering & Operations

David F. Schwartz
Vice President, Sales

Gregg L. Siegel
Vice President, National Sales

Robert D. Weisbord
Vice President, New Media

ANNUAL MEETING

The Annual Meeting of stockholders will be held at Sinclair Broadcast Group's corporate offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Thursday, June 14, 2012 at 10:00am.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, LLP
100 East Pratt Street
Suite 1900
Baltimore, MD 21202-1096

TRANSFER AGENT & REGISTRAR

Questions regarding stock certificates, change of address, or other stock transfer account matters may be directed to:

American Stock Transfer &
Trust Company, LLC
Operations Center
6201 15th Ave.
Brooklyn, NY 11219
Toll Free: 1-800-937-5449
Email: info@amstock.com
Website: www.amstock.com

FORM 10-K, ANNUAL REPORT

A copy of the Company's 2011 Form 10-K, as filed with the Securities and Exchange Commission, is available at no charge on the Company's website www.sbgi.net or upon written request to:

Lucy A. Rutishauser
VP, Corporate Finance & Treasurer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
Phone: 410-568-1500
E-mail: investor@sbgi.net

COMMON STOCK

The Company's Class A Common Stock trades on the Nasdaq Global Select Market tier of the Nasdaq℠ Stock Market under the symbol SBGI.

SEC
Mail Processing
Section

APR 18 2012

Washington DC
400

